

02028975

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Komercni Banka

*CURRENT ADDRESS

PROCESSED
MAY 15 2002
THOMSON FINANCIAL

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 4154 FISCAL YEAR 12-31-01

* *Complete for initial submissions only* ** *Please note name and address changes*

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OICF/BY: dlw

DATE : 5/14/02

KOMERČNÍ BANKA, a. s.
P.O. BOX 839
114 07 PRAHA 1
Fax No.: 420- 2- 24229483
Tel.No.: 420- 2 - 224 32005

02 MAY 14 AM 10:21

Registration No.
82- 4154

AR/S
12-31-01

FACSIMILE MESSAGE

To: *Securities and Exchange Commission, Division of Corporate Finance, 450 fifth Street, N.W. - Washington D. C. 20549*

Attn: Special Counsel, Office of International Corporate Finance

Fax No.: 001 202 9429 525

From: Ms Sylva Floríková,
Compliance
Komerční banka, a. s., Prague, Czech Republic

AR/S
12-31-01

Number of pages : 223
(including this page)

Date: 30.4. 2002

Subject:: Annual report 2001

Dear Sirs,

We are sending you Annual Report 2001 as an issuer of securities in accordance with section 80a (1) of the Act No. 591/1992 Coll., on Securities.

Yours Sincerely,

Sylva Floríková
Director of Compliance

2001

Annual Report


KB
KOMERČNÍ
BANKA a. s.

CONTENTS:

COMPANY PROFILE

Komerční banka, a. s., (KB) is one of the leading banking institutions not only in the Czech Republic, but also in the region of Central and Eastern Europe. During its twelve-year history it has built a principal position as one of the pillars of the Czech banking system.

The year 2001 was a breakthrough year not only for Komerční banka but also for the Komerční banka Group. In July 2001, the privatisation process resulted in the conclusion of an agreement between the Czech Government and **Société Générale**, one of the largest French banks, on the sale of the Czech State's 60 % shareholding in the Komerční banka Group. Following this agreement, the Komerční banka Group became a member of Société Générale Group in October 2001.

The second major event for this year was the Group's **financial performance**. Following three years of losses, Komercni Banka Group reported a consolidated net profit of CZK 2,9 billion under IAS for the year ended 31 December 2001. This result was achieved by the combination of a positive business performance reflecting the consolidation of the Group's strong position in the Czech marketplace and the improvement of the quality of its assets resulting from the State Guarantee received in December 2000 and the redesign and improvement of its credit processes.

Komerční banka Group offers to its clients an wide range of new and sophisticated products and services. The underlying philosophy in serving the client is an individual approach and flexibility in the product offer. The year 2001 was a year of further **development of direct banking services.** Telephone banking services experienced a significant and important increase in usage – there were almost 200 thousand clients using the service at the end of 2001 which is double the number in the previous year. Over 260 thousand clients are making their transactions through all electronic banking systems presently offered by the Bank, including Internet banking and PC banking („*moje***banka**" and „*profi***banka**"). Despite the fact that *moje***banka** was launched only in April 2001, it registered over 2 million transactions of 24 thousand clients by the end of the year. PC banking *profi***banka** started standard operations in October 2001.

In 2001, the Bank experienced major **growth in the demand for retail loans.** Over 142 thousand retail loans in the total volume of CZK 7.2 billion were granted in 2001 alone. This number includes consumer as well as mortgage loans, credit cards issued and authorised current account overdrafts. The year 2001 has indeed been a record breaker in the history of the Bank in the area of retail loans.

Komerční banka continues to expand its activities in the area of payment cards. Apart from issuing standard debit and credit cards the Bank prepares for the issuing of chip cards in order to further increase the security of payment transactions.

By becoming a member of the **Société Générale** (SG) Group, Komerční banka Group is now a part of a banking group which is one of the largest and most profitable in Europe. Relying on its 3,100 branches worldwide, SG Group now offers to over 13 million clients a high quality and all-inclusive financial service comprising retail banking, asset management, private, corporate banking and investment banking. Komerční banka Group will now benefit from the support of Société Générale Group to improve its position on the market, improving both the quality and range of products and services on offer.

FINANCIAL HIGHLIGHTS OF KOMERČNÍ BANKA, A. S.

Unconsolidated data	IAS			CAS		
	2001	2000	1999	2001	2000	1999
FINANCIAL RESULTS (in CZK million)						
Net Interest Income	12,989	12,287	11,947	13,565	12,344	11,915
Net Fees and Commissions	8,394	4,422	4,350	5,981	4,422	4,350
Total Operating Income	23,809	21,805	20,390	x	x	x
Total Operating Costs	(15,065)*	(13,783)*	(12,770)	(12,141)	(11,296)	(11,039)
Net Profit/(Loss)	2,532	(19)	(9,782)	2,624	(149)	(9,242)
BALANCE SHEET (In CZK million)						
Total Assets	421,720	402,205	390,122	525,288	476,842	439,110
Loans and Advances to Customers, net	135,197	126,943	181,754	193,763	133,968	183,644
Amounts owed to customers	316,791	287,624	259,191	285,083	287,624	259,191
Certificated debt	27,771	27,441	27,742	60,507	29,601	30,501
Total Shareholders' Equity	23,598	20,211	17,776	22,639	20,040	17,826
Share Capital	19,005	19,005	16,604	19,005	19,005	16,604

Unconsolidated data	IAS		
	2001	2000	1999
RATIOS			
Return on Average Equity, ROAE	11.56%	x	x
Return on Average Assets, ROAA	0.61%	x	x
Capital Adequacy - CNB	15.18%	14.38%	10.69%
Net Interest Margin	3.64%	3.62%	3.43%
Cost/Income Ratio	63.27%	63.38%	62.63%
Loans Under Special Review/Total Customer Loans	24.20%	33.70%	32.81%
Earnings/(loss) per Share (in CZK)	66.61	(0.51)	(515)

* Including restructuring costs

Unconsolidated data	2001	2000	1999
OTHER DATA			
Number of Employees, FTE	9,873	11,865	13,487
Number of Points of Sale	323	342	349
Number of ATMs	335	297	297
Number of EFT-POS	6,019	4,440	2,904
Market Price of Share on the Prague Stock Exchange as at 31 December (in CZK)	1,036	912	613

IAS – International Accounting Standards

CAS – Czech Accounting Standards

RATING	Short-term	Long-term
Moody's	Prime-2	Baa1
Standard & Poor's	B	BB+
Fitch IBCA	F2	BBB+

INTERVIEW WITH ALEXIS JUAN - CHAIRMAN OF THE BOARD OF DIRECTORS AND CHIEF EXECUTIVE OFFICER

As of October 8, 2001 Société Générale has become the owner of 60 % of the shares in Komerční banka. How do you see Komerční banka fitting into Société Générale Group?

The strategic goal of the Société Générale Group is to achieve strong growth in Retail Banking in France and in other parts of the world. The Group continues in its acquisition policy to complement its organic growth. The region of Central and Eastern Europe has been offering a strong growth potential. This is why the Group participated in the privatisation tender for Komerční banka. Our commitment to the Retail Banking growth strategy resulted in our winning the privatisation tender of KB.

Komerční banka is one of our biggest acquisitions in the region of Central and Eastern Europe. We expect that by implementing the successful business model of its main shareholder, Komerční banka will enrich the portfolio of Société Générale acquisitions.

You have mentioned that Komerční banka is one of the largest acquisitions for SG Group. What are your financial objectives for the next three years?

These objectives may sound ambitious in relation to what has been the past performance of Komerční banka. Not so long ago, the bank was insolvent and has managed to survive only due to the government financial support.

Our objectives are to emerge from the transformation process as a combined array of mature, customer-oriented businesses selling a broad range of financial products & services through multiple channels and to be the first-choice local provider of investment banking services to large corporations. I touch on this because I believe that only a strong strategic objective will lead us to an outstanding financial performance. This is how we can deliver the value to our shareholders. Our projections are based on achieving 25% ROE and C/I ratio around 50% by 2004.

This is a very rapid growth rate in comparison to the results of the last year. What is your recipe for achieving such goals?

Firstly, we must realise that we do not start from zero. Komerční banka has got a strong customer base both in retail and corporate, good market shares in several market segments and functioning stand-alone direct channels.

Secondly, Société Générale is a global financial group with know-how in all banking businesses. We have already started to transfer the know-how at the management level.

Thirdly, we have designed a comprehensive transformation programme that will result in a new business model. The transformation is built on two main pillars: (i) to transform KB into an innovative bank able to respond quickly to customer needs and (ii) to implement the culture of high ethical and moral standards.

To get there we have to, for example, reduce low-value added activities in the branches and to standardise and simplify products and processes, to optimise coverage by expanding point-of-sale locations, to develop an integrated multi-channel approach and to build a customer-oriented mindset, to train and coach our people.

How do the last year's results fit into your objectives? Is there a platform for the growth you have set for Komerční banka?

As I have already mentioned, we need to see these things in perspective. The year 2001 is the year in which Komerční banka has managed to be profitable. I find this already a success compared to 1998 and 1999 when KB was on the verge of bankruptcy.

To highlight last year's achievements, net profit up to CZK 2.5 billion (EUR 79.2 million) while creating provisions of CZK 6 billion. This goes only to confirm that Komerční banka has a healthy platform we can build on.

A new Transformation Programme has been launched and I can already say that it involves being aggressive in cost reductions and boosting revenues. The cost reductions will have an impact on the structure of the activities and the number of people working in the bank. The revenue stimulation will require a significant increase in the sales force, together with maximising the cross-selling opportunities and modifications to the incentive scheme, to align it with the target objectives.

Apart from Société Générale Group, KB is 40 % owned by minority shareholders. What can they expect in terms of the share price growth?

The year 2001 has been a positive year for Komerční banka. We have seen the growth of 14 % in the share price while the PX-50 index fell by almost 18 %. There have, of course, been some low periods as on every stock market. These, in my view, are largely due to events beyond our control, e.g. September 11, 2001. Nevertheless, I am an optimist about the share price and its development in the first quarter of 2002 and maximum price CZK 1,829 reached in April 2002 confirm my opinion.

In the years to come, we do not expect anything less than to continue the growth trend of KB. For example, an immediate value is added by the Prague branch of Société Générale that was integrated into Komerční banka this year in spring. There is a portfolio of some 500 corporate customers, which are now served by KB.

A final word?

I would like to thank our customers for their loyalty and our people for their commitment to the Transformation Programme. I can reassure you that Komerční banka seeks to establish a life-long partnership with our key stakeholders: customers, employees, shareholders and the local community. We are looking forward to being with you in 2002 through our distribution channels, media and community projects.

Yours sincerely,

Alexis Juan

REPORT BY THE BOARD OF DIRECTORS

MAJOR EVENTS IN 2001

Completion of the privatisation

Decision of the Czech Government to award the 60% state shareholding in Komerční banka to the Société Générale of France for CZK 40 billion, i.e. EUR 1,2 billion.

New management of the Bank

Resignation of members of the Board of Directors chaired by the Chief Executive Officer Radovan Vávra from their positions with respect to the privatisation of the company.

Election of Mr. Alexis Juan as the Chairman of the Board of Directors and appointment of other members of the Board of Directors.

New Supervisory Board

Election of a new Supervisory Board chaired by Didier Alix.

Amendments to the Articles of Association

Amendments to the Bank's Articles of Association were approved by the General Meeting.

Upgrade of the Bank's rating

The successful privatisation of the Bank and entry of Société Générale reflected positively on the rating of the Bank by all top rating agencies.

Transformation Program

The end of 2001 saw the launch of a Transformation Program aimed to improve the financial and business performance of the Bank, implementation of know-how of the majority shareholder and integration of Komerční banka into Société Générale Group.

Ownership interests

Launch of the share capital increase of Komerční pojišťovna, sale of shares of Česká pojišťovna and Česká zbrojovka.

Founding of subsidaries Reflexim, a. s., and ASIS, a. s., and the outsourcing of non-core activities of the Bank to these companies.

Improvement in profitability

Komerční banka began to show profit due to combination of a number of the productivity and efficiency measures launched in 2000 and implemented intensively in 2001 and an improvement of the loan portfolio quality including positive effects of the State guarantee.

Workout of non-performing assets

Acceleration of the workout process and cash collection for a number of non-performing assets under the management of the Restructuring Bank.

PRIVATISATION AND INTEGRATION PROCESS IN KOMERČNÍ BANKA, A. S.

PRIVATISATION OF KOMERČNÍ BANKA – THE HIGHLIGHTS

19 November 1997	The Czech Government approves the sale of state-owned shares in Komerční banka to a strategic investor.
10 August 1999	The Czech Government publishes an invitation to potential investors for preliminary interest in the purchase of the state shareholding in Komerční banka.
14 January 2000	Increase of CZK 9.5 billion in share capital, originally approved by the AGM in May 1999, was successfully concluded, raising the state's shareholding in the share capital of Komerční banka to 60 %.
20 September 2000	Distribution of an Information Memorandum to potential investors inviting them to make a preliminary bid for Komerční banka.
27 November 2000	The Czech Government decides to shortlist four bidders for the next stages of the privatisation process – HypoVereinsbank from Germany, UniCredito Italiano from Italy and Société Générale and Crédit Agricole, both from France.
18 December 2000	The Czech Government decides to issue to Komerční banka a state guarantee for the coverage of potential losses on a selected portfolio of non-performing assets to the maximum amount of CZK 20 billion.
11 May 2001	Completion of the active stage of investor due diligence – closure of data rooms.
28 June 2001	The Czech Government decides to award the ownership of the state's shareholding in Komerční banka to Société Générale.
12 July 2001	Signature of contractual documents between the Czech Government and Société Générale.
4 October 2001	Société Générale transferred 1.186 billion EUR to the National Property Fund. The ownership structure of Komerční banka was thereby changed with the 60% stake of Komerční banka, a. s., coming into property of Société Generale.
5 October 2001	New members of the Board of Directors appointed.
8 October 2001	Extraordinary General Meeting elected Supervisory Board and changed Articles of Association.
9 October 2001	New organisational and management structure introduced.
October 2001	Local integration process launched (purchase of Société Générale Prague Branch).
1 January 2002	Global integration and transformation process launched.

PROFILE OF SOCIÉTÉ GÉNÉRALE FINANCIAL GROUP

HISTORY

Société Générale (SG) was founded in 1864 as a limited company. In 1945 it was nationalised, becoming a wholly owned state entity. In between 1945 and 1987 Société Générale continued to expand both in France and outside of France whilst at the same time increasing the range of banking services on offer and acquiring leading positions in new financing techniques. The focus was increasingly placed on individual customers. In 1987, the bank was privatised.

In recent years, the Société Générale Group has focused on developing its activities around three core businesses through a combination of organic growth and acquisitions.

Retail Banking was strengthened in 1997 through the acquisition of Crédit du Nord, highlighting the Group's determination to capitalise on the restructuring of the French banking system. At the same time, Société Générale has looked to secure the long-term loyalty of its customers (launch of "one account number for life" and introduction of Jazz, a package of service offers). In 1998, Société Générale set up Retail Banking outside France as a separate division, underscoring the Group's resolve to make this business one of its strategic development axes. This activity was also strengthened in 1999 through the acquisitions made in Rumania, Bulgaria and Madagascar.

With a track record as leader in France for financial savings products (mutual funds, investment funds, company savings plans), the Group has developed its Asset Management and Private Banking activities: in 1999, its subsidiary, Société Générale Asset Management, pursued the strategy of developing both its mutual fund management business in France and its activities aimed at major institutional investors at an international level.

With the launch of Société Générale AM UK in London and the acquisition of Yamaichi in Japan, Société Générale Asset Management has taken a decisive step in establishing its international presence and is now able to offer its customers truly global fund management capabilities. Société Générale also has a worldwide presence in private banking activities. After pursuing a deliberate policy of acquisitions in 1998, Société Générale Private Banking consolidated and developed its franchise in 1999 against a backdrop of tougher competition.

Société Générale has continued to develop its Corporate and Investment Banking businesses under the SG brand name, which was introduced by the Group in 1998. Bolstered by a sound client base and a recognised capacity for innovation borne out by the league tables (the Group is ranked among the global leaders in equity derivatives, convertible bonds, export finance, etc.), Société Générale has, over the last few years acquired a number of specialised firms (Hambros in the United Kingdom, Barr Devlin and Cowen in the United States).

At the end of 2000 the Société Group declared its intention to invest EUR 3.8 billion over the following 3 years in strategic acquisitions, targeting three areas: Asset Management in the US, Specialised Financial Services and Retail Banking outside France. By the end of 2001, the Group had completed acquisitions totalling EUR 3.2bn, with the main acquisitions being:

- Asset Management (The TCW Group in the US): In order to complete the product offer and distribution capacities of Société Générale Asset Management, a presence in the US was identified as key requirement. Société Générale acquired the TCW Group in July 2001, a team of talented asset management professionals with recognised capabilities, as well as a solid distribution platform in the United States and one of the market's finest franchises.

- Specialised Financial Services (GEFA + ALD): Further acquisitions were needed to complement the product offer of the existing Société Générale businesses Franfinance (Business Finance) and Temsys (Fleet Management and Car Leasing). The purchase of GEFA (Business Finance) and ALD (Fleet Management) from Deutsche Bank in April 2001 gave the Group a European dimension.

- Retail Banking outside France (Komerční banka): A major strategic axis for the group, Société Générale seeks to acquire retail banks in countries with a high potential, looking to generate the maximum amount of synergies within the rest of the Group whilst at the same time growing the customer base, enriching the product offering and developing alternative distribution channels. The success of previous acquisitions in Romania, Bulgaria and Morocco is an indication of the strength of the Société Générale business model. The acquisition of Komerční banka in October 2001 falls clearly in line with the strategy of the Group.

Today the Société Générale Group is the sixth largest bank in the euro zone in terms of market capitalisation. It employs over 86,000 people world-wide and is rated AA- (Standards & Poor's), Aa3 (Moody's) and AA (Fitch).

STRATEGY AND BUSINESS ACTIVITIES OF THE BANK

BUSINESS ACTIVITIES

The Société Générale Group's business mix is structured around three core businesses: Retail Banking, Asset Management and Private Banking, and Corporate and Investment Banking. Core strength in our business-model is that each of our business-lines benefits from the cross-selling of products and services from the other business lines.

RETAIL BANKING

The Group's Retail Banking activities include the domestic networks of Société Générale and the Crédit du Nord Group, Specialised Financial Services and Retail Banking Outside France.

The Société Générale Group offers all the services of a universal bank to a very broad customer base: individual customers, self-employed professionals, local government and businesses. The Group currently serves 7.7 million individual and self-employed customers in France and 3.4 million individual customers outside France in 22 countries.

The results for the Retail Banking division in 2001 reflect the high level of commercial and financial performance in a less favourable economic environment: retail banking accounted for 53% of Group net income (+12% in relation to 2000), for a ROE of 18.2%.

ASSET MANAGEMENT AND PRIVATE BANKING

SG Asset Management offers private and corporate clients and international institutional investors a wide range of investment products and services to fulfil their specific requirements.

SG Asset Management is present in all major international markets. Through its ambitious growth policy in Europe and around the world, assets under management have increased threefold in 5 years.

At 31 December 2001, the asset management activity had 258 billion EUR under management making it the 3rd largest asset manager among the euro-zone banks. SG Asset Management has a market share of 12.8% in mutual funds in France and is rated AA+ by Fitch Amr.

CORPORATE & INVESTMENT BANKING

SG, the Société Générale Group's corporate and investment banking division, serves both corporate customers and institutional investors in around 50 countries around the world. It offers its customers integrated and innovative solutions that meet their financing requirements and their strategic goals.

SG's aim is twofold: Firstly, it aims to be one of the leading European corporate and investment banks for customers with whom the Group has developed a close, long-term relationship and for customers in the Group's strategic sectors. Secondly it aims to bring its target customers solutions that combine advisory, technical expertise and financing capacity, via its understanding of their markets.

Net income for the Corporate and Investment bank in 2001 was EUR 654m representing a return on equity of 17.5%.

STRATEGY

The Group's strategy revolves around three key principles: Growth, Selectivity and Profitability.

Growth

The Group's growth strategy is based on three drivers:

1. Sustained development of franchises

   An ongoing capacity for innovation and targeted marketing initiatives is transformed into tangible benefits. Indeed, two prime examples are firstly in France, where the retail networks continue to register growth of over 3% per annum in the number of accounts managed. The second example is in asset management and private banking where, despite 2001 being a year where market conditions were difficult, no let up was detected in relation to the inflow of net new money (EUR 18bn);

2. Selective acquisitions

   Each of the transactions made in 2001 (GEFA + ALD in Retail Financial Services; Komerční banka and SKB in Retail Banking outside France, TCW in Asset Management and Banque de Maertelaere in Private Banking), were in line with the program announced by the Group in 2000. The focus is on complementing or enlarging existing franchises to be able to maximise economies of scale and the product offer, whilst at the same time responding to the growing market demands for a full range of financial services.

3. Leveraging of distribution capabilities through innovative partnerships

   In June 2001 the Société Générale Group entered into a partnership with Groupama with a view to creating a multi-channel bank for Groupama's 8 million members and customers. Groupama ranks among the top three generalist groups on the French insurance market ranking number one in life, accident and health insurance, local authority insurance and agricultural insurance, number two in property insurance, number three in transport insurance and number five in life insurance.

   The originality of the model lies in the combination of Groupama's physical distribution networks (4,400 points of sale and nearly 6,500 customer advisors), with additional channels (call centres, internet), as well as a full range of innovative banking services and high-performance processes provided by Société Générale that will ensure a low cost structure. The offer of services to customers will be based on the excellent relationship that they already have with their customer advisors, as well as the simplicity and quality of the offer.

Selectivity

The Group has chosen to develop by focusing on those businesses that offer the strongest potential in terms of growth and profitability: retail banking, asset management and private banking, specialised financial services, and certain selective sectors in corporate and investment banking where the Group has a real expertise (for example, equity derivatives and structured finance, where SG figures among the global leaders). In 2001 the Group continued to reallocate capital to businesses with the lowest capital requirements and risk profile, while refocusing its activities (streamlining of international network in corporate and investment banking, closure of certain businesses).

Profitability

Sustainable profitability depends first and foremost on cost control. This was reflected in the Group's decision to step up productivity enhancement initiatives (centralisation of European back offices) and to review its cost structure from the moment the first signs of a recession appeared (overhaul of processes, rationalisation of support functions).

BASIC CHARACTERISTICS OF THE SOCIÉTÉ GÉNÉRALE FINANCIAL GROUP
CONSOLIDATED RESULTS

	2001	2000	1999	1998	1997
Financial results (EURm)					
Total Net Income	13,874	13,799	11,409	9,238	8,243
Operating Profit	2,703	3,392	2,402	976	1,020
Net Profit before Minorities	2,327	2,877	2,066*	1,028*	965
Net Profit (EUR m)	**2,154**	**2,698**	**1,980***	**1,073***	**933**
Retail banking	*1,130*	*1012*	*845*	*725*	*576*
Asset Management and Private Banking	*255*	*257*	*173*	*151*	*114*
Corporate and Investment Banking	*654*	*1,143*	*708*	*(67)*	*105*
Corporate Centre and Others	*115*	*286*	*254**	*264**	*137*
Main characteristics (EURbn)					
Total Assets	513	456	436	384	375
Loans to Clients	168	149	133	126	122
Deposits of Clients	151	124	116	103	94
Assets under Management	298	204	184	150	103
Equity (EUR bn)					
Consolidation Shareholders' equity	15.8	13.7	11.9	10.2*	9.7
Total equity	19.9	16.9	14.2	11.8*	11.5
Number of Employees	86,500	71,149	66,020	58,600	55,465
ROE (%)	15.5	22.4	19.1*	11.2*	10.6

* Effects of the SG Paribas Project not included

SOCIÉTÉ GÉNÉRALE IN THE CZECH REPUBLIC

Société Générale has been present on the Czech market since 1982 and focuses in particular on investment banking and serving the largest corporate clients.

MACROECONOMIC DEVELOPMENT AND COMPETITION

The Czech economy in 2001 continued to grow at the rate of 3,6 %. Like in the second half of 2000, also in 2001, the growth was driven by domestic demand. The major growth factors in 2001 were fixed capital investments; unlike in 2000, the building investments grew as quickly as investments in machinery and equipment. It corresponds to the figures on the supply side of the economy – in 2001, construction was the most dynamic sector of the Czech economy.

Household consumption, however, did not lag behind. Since 2000, Czech households increased their propensity to consume so that their savings rate has fallen by approximately 2 percentage points over the last two years. Moreover, households have frequently used to finance their expenditures by the increasingly available consumer and mortgage loans. In 2001, the Czech households' propensity to spend was accompanied by the accelerated growth in real wages and incomes. Consumers evaluated favourably both their individual and the overall economic prospects and were willing to spend more or even to get indebted.

Strong domestic demand did not generate significant inflationary pressures. Lower commodity prices, in particular oil prices, combined with the strong currency, resulted in cheap imports and fuelled competition in the Czech economy. Cost inflationary pressures were offset by the outpace of labour productivity growth over the growth of real wages both in industry and construction. Producer prices in 2001 grew only by 0,8 % which was significantly below the growth of consumer prices (4,1 %). Demand-driven inflation was also under control despite the fact that the growth in real wages was close to the edge of mid-term sustainability.

Export and import developments were rather volatile throughout the year as a result of a serious slowdown of economic growth in EU countries observed since mid-2001. The slowdown of exports affected the growth of Czech industry in the second half of 2001 and, at the end of 2001, also the Czech construction was hit by the recession in EU countries. Due to high import intensity of the Czech exports, their decline provoked also the decline in imports. Trade balance in 2001 thus registered a slightly lower deficit than in the previous year (CZK 119 billion). The current account deficit stood at 4.7 % of GDP and was more than fully covered by the inflow of foreign direct investment amounting to almost USD 5 billion.

The inflows of foreign direct investments and sound macro-economic indicators (in comparison with European Union countries) were the key factors behind the nominal strengthening of the Czech crown. During 2001, it gained on average 4,2 % against EUR and 1,6 % against USD. The low inflation rate and the strengthening crown prompted the Czech National Bank to make several cuts in the interest rates in the fourth quarter, so at the end of 2001, interest rates were on record low in the history of the independent Czech Republic.

The year 2001 witnessed the completion of privatisation of the Czech banking sector. The remaining large bank, Komerční banka, acquired a new strategic owner - Société Générale. Foreign capital thus controls over 90 % of assets in the Czech banking sector. The change in the ownership structure and further progress in restructuring of portfolios of the privatised banks resulted in a very slight growth in the volume of new loans in 2001. The whole increment of loans is represented by loans to households and small businesses in conjunction with the dynamic developments on the mortgage and consumer loans markets. Financial statistics nevertheless point to the fact that financial restructuring and improved cash flow has reduced the dependency of non-financial companies on bank loans. Corporate clients begin to seek other forms of financial services and exploit other products on the financial market which are offered by the fiercely competing privatised banks.

UNCONSOLIDATED FINANCIAL RESULTS OF KOMERČNÍ BANKA, A. S., FOR 2001 IN ACCORDANCE WITH INTERNATIONAL ACCOUNTING STANDARDS (IAS)

After three years of losses, Komerční banka showed a net profit of CZK 2.5 billion in 2001. Comparing the result to the net loss of CZK 19 million in 2000, the Bank has achieved a dramatic improvement in terms of its performance.

The turnaround of 2001 can be attributed largely to the ongoing restructuring of the Bank. The restructuring program was initiated in mid-2000 with the objectives of stabilising its financial situation and improving its business performance. Both contributed to the successful privatisation of the Bank.

The results in 2001 were positively impacted by the state guarantee issued to Komerční banka in December 2000 for a portfolio of selected non-performing loans and relating to the accumulated potential loss from this portfolio over three year period from 1 January 2001 to 31 December 2003. As a result of the State Guarantee, the Bank created a lower volume provisions and reserves than would otherwise have been the case.

In 2001, the Bank enjoyed significant growth in recurring core revenues (net interest income and net fees and commissions) which, together with one-off gains, translated as a growth of 9.2 % year on year of the total revenues. As at 31 December 2001, the total revenues amounted to CZK 23.8 billion. Operating costs excluding one-off and restructuring costs in 2001 rose by 2.7 % to the total of CZK 13.3 billion.

Creation of provisions and reserves for loan and investment losses fell year on year by 33.5 % to CZK 5.3 billion.

After the inclusion of an income tax of CZK 879 million, the Bank recorded a net profit in 2001 over CZK 2.5 billion.

PROFIT AND LOSS ACCOUNT

As at 31 December 2001, ***net interest income*** reached CZK 13.0 billion which represents a growth of 5.7 % year on year. This represents a good performance in a declining interest rate environment. The result reflects the fact that the interest paid fell at a faster rate (decline by 9.8 %) than interest received (decline by 3.3 %). Interest income in 2001 was affected by the market interest rate cuts to which the Bank responded by cutting its own rates. The Reference Rate of Komerční banka fell year on year from 6.0 % to 4.6 % as at 31 December 2001.

The net interest margin remained on a steady level and as at the end of 2001 it stood at 3.64 %.

Net fees and commissions of CZK 8.4 billion represent a year on year growth of 16.9 %. The results in 2000 were negatively impacted by fees connected with a specific guarantee for a portfolio of loss loans and its early termination in the total amount of CZK 523 million. Excluding the effect of this one-off transaction on the results of 2000, the net fees and commissions grew by 9 % year on year.

Net fees and commissions include non-exchange rate fees and commissions for services and operations provided for clients or banks, or from transactions with securities. From 1 January 2001 net fees and commissions also include the foreign exchange spread achieved by the Bank on clean and documentary payments and from the conversion of foreign exchange. Management considers that such income to be recurring and to represent in substance fee or commission based business. Figures from 2000 have been reclassified to ensure comparability.

The main engine of the growth was fees and commissions received from banking services and operations for clients which rose from CZK 5.2 billion (2000) to the present CZK 6.3 billion, that is, by 20 %. The Bank experienced significant growth in payment card fees, and loan administration fees.

Net profit on financial operations stood at CZK 1.6 billion as at 31 December 2001. As in 2000 when they exceeded CZK 1.5 billion, they were boosted by one-time gains. In the last quarter of 2001, the Bank sold its shares in Česká pojišťovna, a. s., and Česká zbrojovka, a. s., of 9.99 % and 69.42 % of the registered capital respectively. Both transactions generated a capital gain of CZK 456 million. The result was further influenced by unrealised gains from bonds in the portfolio of securities available for sale.

Other income, which grew by 10.2 % year on year and as at 31 December 2001 amounted to CZK 875 million, comprises dividend receipts from subsidiaries and associates (CZK 222 million), exceptional net income (CZK 363 million) and other income (CZK 290 million). Exceptional net income comprised income from the write back or write-off of receivables and payables from payment operations performed in early nineties in connection with the transition to the new payment system.

In 2001, the ***share of non-interest income in the total income*** of the Bank continued to grow; as at 31 December 2001 it stood at 45.4 %.

Total costs excluding restructuring costs have increased by 2.7% year on year to reach the total of CZK 13.3 billion.

Administrative expenses in 2001 reached CZK 11.0 billion, representing a year on year growth of 3.9 %. Of the total volume, personal costs were CZK 5.9 billion and other administrative expenses were CZK 5.1 billion. Personnel costs grew by 12 % year on year. In 2001 they were affected by bonuses to the Remedial Management Division which administers and collects the portfolio of non-performing assets. The bonus component of the personnel costs is very much performance driven and represent a change in employee remuneration philosophy introduced by the Bank in the second half of 2000. Other administrative expenses on the other hand fell by 4.1 %.

Depreciation and other provisions in 2001 stood at CZK 2.4 billion, which translated as a decline of 2.5 % compared to the year 2000.

Exceptional restructuring costs stood at CZK 1.8 billion as at 31 December 2001 – more than the double the charge in the previous year. Costs relating to the restructuring comprise costs of severance and compensation associated with reducing staff numbers, costs of disposal of redundant buildings and early termination of leases and costs reflecting the impairment of under-utilised leasehold improvements on leased premises.

The growth of total revenues improved the ***Cost / Income Ratio*** (excluding restructuring costs) from 59.4 % in 2000 to the present 55.9 %. With the restructuring costs included, the ratio is unchanged and was 63.3 % for the year ended 31 December 2001.

In 2001, the Bank created provisions and reserves for loan losses, for securities and for investments in subsidiaries and associates.

Net creation of provisions and reserves for loan losses in 2001 amounted to CZK 2.9 billion. The significant year on year fall (63.6 %) was largely due to the positive impact of the State Guarantee.

Provisions for asset backed securities (CBOs) amounted to almost CZK 2 billion as at 31 December 2001. They were created based on the estimate of the net recoverable value of these assets and reflect changes in market conditions in the markets of the underlying assets since the purchase of the portfolio. CBOs denominated in USD were purchased by the Bank in the last quarter of 2000 and in the first half of 2001. All securities of this type are in the 'available for sale' portfolio (see *Securities available for sale*).

The balance of ***provisions for investments in subsidiaries and associates*** was CZK 498 million, representing a year on year growth by CZK 350 million. The balance reflects the losses incurred by Komerční pojišťovna, a. s. the Group's insurance subsidiary in the year ended 31 December 2001.

BALANCE SHEET

ASSETS

The balance of ***cash and balances with the central bank*** fell compared to the year-end 2000 by 11.6 % to CZK 18.2 billion. This development was driven by the operating needs of the Bank and also by the required volume of obligatory minimum reserves with the Central Bank which, as at the end of the year, stood at CZK 6,1 billion. The average volume of obligatory minimum reserves has increased due to the larger volume of the Bank's primary deposits by 6.7 % year on year. The obligatory minimum reserves bear, as of July 2001, interest equal to the rate for CNB repurchase operations, which was 4.75 % p.a. as at 31 December 2001.

Due from financial institutions increased during the course of 2001 by 26.9 % to CZK 155.6 billion. Substantially all these additional funds are placed with the CNB and with other banks.

As of 31 December 2001, the Bank decided to show separately the amount ***due from Česká konsolidační agentura (Czech Consolidation Agency)*** on the face of the balance sheet. Česká konsolidační agentura was established by Act No. 239/2001 Coll. as a legal successor of Konsolidační banka. The amount due from this institution originates from the re-financing of the purchase of non-performing assets of Komerční banka in 1999 and 2000. The reduction in the balance - to CZK 49.8 billion reflects repayments that began in August 2001.

The volume of ***net loans and advances to customers*** at the year-end 2001 stood at CZK 135.2 billion, representing an increase of 6.5% year on year. This was also influenced by the dynamics of the retail loan segment – in 2001 the mortgage loans alone grew by 38.5 % to CZK 14.2 billion, and consumer loans by 43.3 % to CZK 6.0 billion.

Loans classified as standard represent an increasing volume of the loan portfolio - year on year they grew by 38.7 %. Moreover, the proportion of loans under special review fell by 22.7 %. The trend resulted in the reduction of the share of classified loans in the total loans to clients – from the original 33.7 % to 24.2 %. The main drivers of the positive development are the intensive effort of the Remedial Management Division and continuing enhancement of the Bank's credit procedures. The total volume of reserves and provisions for loan losses as at the year-end 2001 amounted to CZK 23.8 billion, including general reserves for loan losses of CZK 8.8 billion. The Bank further refined its provisioning and collateral valuation policies during 2001 and this is reflected in the volume of provisions held as at the year end date.

Provisions and reserves created for the coverage of losses from classified loans made up, as at the end of 2001, 48.3 % of the classified loans, and including the impact of the State Guarantee, coverage of the portfolio of loans under special review was 63.6 %.

The ***State Guarantee*** issued to the Bank in December 2000 continues to protect the recoverable value of a substantial proportion of the Bank's non-performing assets. The guarantee was issued for selected balance sheet and off-balance sheet assets whose volume at the end of 2000 was, in nominal terms, CZK 60.9 billion. In 2001, the volume of these assets has been reduced by 38.9 % to CZK 37.2 billion, largely due to the operations and activities of the Remedial Management Division.

The State Guarantee was issued for the coverage of aggregate losses up to the maximum amount of CZK 20.0 billion. At the end of 2001, the Bank had reserves of CZK 4,500 million which is the amount the Bank estimates it will contribute to the expected overall losses from the guaranteed portfolio which are currently estimated at CZK 24,500 million, that is an amount comparable to the end of 2000.

The implementation of IAS 39 required the Bank to allocate its trading and investment securities into three separate portfolios: securities held for trading, available for sale securities and securities held to maturity.

The volume of ***securities held for trading*** fell year on year to CZK 3.7 billion. This development is mainly driven by decline in the volume of treasury bills issued by the CNB.

In 2001, ***securities available for sale*** increased in volume by 12.4 % to CZK 33.5 billion, due to the transfer of the asset backed securities (CBO) from the portfolio held to maturity in the last quarter of 2001. The Bank's shareholdings in Česká pojišťovna, a. s., and Česká zbrojovka, a. s., were sold in the last quarter of 2001(see *Net profit on financial operations*).

The volume of the ***investments held to maturity*** has declined sharply – from the past CZK 11.7 billion to the present CZK 960 million comprising bonds issued by both corporates and banks.

The volume of ***investments in subsidiaries and associates*** fell by 24.7 % year on year to the present CZK 1.2 billion, chiefly due to the creation of provisions and reserves against investments in Komerční pojišťovna and ALL IN, the latter in liquidation as of 1 April 2001. Furthermore, the Bank sold its holding in company Bankovní institut. Investments in Českomoravská záruční a rozvojová banka and Burza cenných papírů Praha (the Prague Stock Exchange) were transferred to the available for sale portfolio.

LIABILITIES

The amounts owed to financial institutions declined year on year by 26.7 % to CZK 28.9 billion.

As at the end of December 2001, the Bank held ***amounts owed to customers*** of CZK 316.8 billion, representing a year on year increase of 10.1 %, primarily due to the growing volume of current account deposits (19.1% year on year) and fixed term deposits (an increase of 13 %). In the second half of 2001, the positive trend in the volume as well as the number of deposits has been clearly visible.

The volume of ***certificated debt*** was stable in 2001. As at 31 December 2001 it amounted to CZK 27.8 billion. Of this volume, 74.4 % were bonds and 25.6 % were mortgage bonds.
Shareholders' equity of the Bank amounted to CZK 23.6 billion as at 31 December 2001, showing a 16.8 % increase year on year. As at the year-end, own funds made up 5.6 % of the total assets of the Bank.

EXPECTED DEVELOPMENT OF THE FINANCIAL SITUATION

The Bank's new management has developed and is implementing a 3 years strategic plan which intends to position the Bank as a major provider of a broad range of financial services in the Czech market.

The completion of this plan, strongly and closely supported by the main shareholder, Société Générale, together with the expected trends of the market, should lead to positive commercial and financial trends in the next few years.

SHARES AND SHAREHOLDERS

SHAREHOLDER STRUCTURE

The share capital of Komerční banka, a. s., legitimately entered in the Commercial Register on 11 February 2000, is CZK 19,004,926 thousand and is made up of 38,009,852 ordinary shares in the nominal value of CZK 500 (ISIN: CZ0008019106).

As at the end of 2001, the number of shareholders was 61,660 corporate entities and private individuals.

The Bank of New York ADR Department administers Global Depository Receipts (GDR) traded on the London Stock Exchange and in the PORTAL system (market of the National Association of Securities Dealers, Inc.) in the USA which make up 6.45 % of the share capital of the Bank.

Shareholder structure of KB

Statement from the Securities Register as at 31 December 2001		Proportion of total shareholders	Proportion of share capital
Number of shareholders	61,660	100.00 %	100.00 %
- of which: corporate entities	331	0.54 %	84.54 %
private individuals	61,256	99.34 %	6.06 %
unidentified shareholder accounts registered	73	0.12 %	9.40 %
Corporate entities	331	100.00 %	84.54 %
- of which: from the Czech Republic	249	75.23 %	6.16 %
from other countries	82	24.77 %	78.38 %
Private individuals	61,256	100.00 %	6.06 %
- of which: from the Czech Republic	56,072	91.54 %	5.87 %
from other countries	5,184	8.46 %	0.19 %

Major shareholders of Komerční banka, a. s., with over 5% of the share capital as at 31 December 2001

Shareholder	Proportion of share capital
Société Générale S.A.	60.00 %
The Bank of New York ADR Department [1]	6.45 %

1) With the permission of the Czech National Bank, The Bank of New York ADR Department is the holder of those shares for which Global Depository Receipts (GDR) were issued and which are in the possession of a significant number of foreign investors.

Out of the total share capital of the Bank of CZK 19,004,926,000 (38,009,852 shares in the nominal value of CZK 500), Société Générale S.A. holds 60 %, the remaining shares are held by corporate entities and private individuals. The following table shows the development in the number of shares:

	31 December 1999	31 December 2000	31 December 2001
Number of shares	19,004,926	38,009,852	38,009,852
Share nominal value	CZK 500	CZK 500	CZK 500

With the exception of the share incentive scheme for the management (see Notes to the Unconsolidated Financial Statements according to CAS, note no. 31 Related parties), Komerční banka, a. s., does not have any other scheme allowing the Bank's employees to participate in the share capital of the company.

KB SHARE TRADING

In comparison with other Czech stock in 2001, shares of Komerční banka ranked amongst the most profitable investment. Last year, the shares grew by 13.6 % or from CZK 912 to CZK 1,036 per share in absolute terms. To compare, the Prague Stock Exchange measured by the PX 50 Index fell by 15.0 %. Komerční banka has a long tradition of being one of the most liquid stocks on the exchange. In 2001, KB shares with their traded volume of CZK 30.6 billion ranked second after Český Telecom shares. Global Depository Receipts of Komerční banka followed suit and their price rose by 13.8 % in 2001.

MAJOR DECISIONS AND RESULTS OF GENERAL MEETINGS OF KOMERČNÍ BANKA, A. S., HELD IN 2001

In the year 2001, three General Meetings of Komerční banka, a. s., were held.

On **28 March 2001**, the first General Meeting was held. Shareholders approved a change of the shares incentive program and an amendment to the Articles of Association of the Bank and confirmed Mr. Karel Kopp as a member of the Bank's Supervisory Board.

The second - Annual General Meeting was held on **20 June 2001**. Shareholders approved the financial statements of Komerční banka, a. s., for 2000, showing a net loss after tax according to the Czech Accounting Standards (CAS) of CZK 149,336,000. Shareholders passed a resolution that the loss from 2000 would be covered from funds from profit in the amount of CZK 149,336,000.

The General Meeting approved:

a) the Board of Director's report on the business activities of the Bank and the state of its assets for 2000;
b) the consolidated financial statements of Komerční banka for 2000;
c) acquisition of the Bank's own ordinary shares under precisely defined conditions;
d) an amendment to the Bank's Articles of Association;
e) emoluments of members of the Bank's statutory bodies and the agreement on performance of an office in the Bank's statutory bodies.

The third General Meeting of 2001 which was held on **8 October 2001** approved the amendment to the Articles of Association and personal changes in the Supervisory Board. Shareholders were informed that the following persons resigned on their membership in the Supervisory Board of Komerční banka: Karel Kopp, Jiří Havel, Petr Dvořák, Martin Fassmann, Jan Juchelka, Filip Marco, Radek Pokorný and Marie Klucová. Shareholders then elected following new members of the Supervisory Board: Didier Alix, Jean-Louis Mattei, Séverin Cabannes, Jan Juchelka, Petr Laube and Christian Poirier. The newly elected Supervisory Board consists of 9 members as per the Articles of Association.

STATUTORY BODIES AND ORGANISATION STRUCTURE OF KOMERČNÍ BANKA, A. S.

BOARD OF DIRECTORS

Alexis Raymond JUAN, Chairman of the Board of Directors and Chief Executive Officer

Born in 1943 in Algeria. He obtained his Doctorate (PhD) at the Faculty of Public Law in Paris and he is graduated from at the Institute for Political Sciences in Grenoble. He joined Société Générale in 1968 and held many positions within the Société Générale Group in many of its locations world-wide. He helped to set up and develop several branches or subsidiaries abroad: SG branch in Tokyo (1973 – 1976), Korean French Banking Corporation in Seoul (1978 – 1980 as the managing director) and a SG branch in Athens (1980 – 1984). In 1984 – 1987, he was the deputy CEO of SG, UK. In 1987 – 1998, he was the director of SG distribution network, both on the regional and the national level. In 1998 he became a member of the General Management Committee. On 5 October 2001 he was elected a Member of the Board of Directors of Komerční banka, a. s., and its chairman. He was appointed the Chief Executive Officer on 9 October 2001.

Peter PALEČKA, Vice-Chairman of the Board of Director and Chief Executive, Corporate Secretary

Born in 1959, graduated from the University of Economics, Bratislava, majoring in commerce, in 1982. After a career in the private sector, he held the position of the Head of Strategic Planning Department and between 1990 – 1992 of the Director of the Multilateral Trade Policy Division at the Federal Ministry of Foreign Trade. In the period between 1992 – 1994, he was a Permanent Representative of the Czech and Slovak Federal Republic to GATT and in the four following years as a Permanent Representative of the Czech Republic to the World Trade Organisation (WTO). Since 1995, he has been a WTO arbitrator at international panels for trade disputes between the EU, USA, Canada and other countries. He joined Komerční banka in 1998. Until October 1999 he managed the Group Strategy and Privatisation unit. In October 1999 he was appointed by the Komerční banka Supervisory Board as a member of the KB Board of Directors in charge of KB strategy and privatisation. In May 2000 he became a Vice-Chairman of the KB Board of Directors and the Senior Deputy Chief Executive. On 5 October 2001 he resigned on his position in the KB Board of Directors and on the same day he was elected a member and later the Vice-Chairman of the Board of Directors of Komerční banka. On 9 October 2001 he was appointed the Chief Executive, Corporate Secretary.

Patrice CHEROUTRE, Member of the Board of Directors and Chief Executive, Risk Management

Born in 1951 in Bailleul, France. Graduated from Ecole Centrale, Lille (1974), majoring in hydromechanics which was also his postgraduate major. In addition, he graduated from several other courses. In Société Générale, he studied investment banking, banking and finance. Until 1987 he worked in industrial corporations - Thomson Group and Alcatel Group to name but a few. He joined Société Générale in 1987 as a technical consultant. Later he held several management positions in the SG Group: Director of Securities Trading and Administration (1989 – 1992), Managing Director of Société Générale Canada (1992 – 1995), Managing Director of SGBM Société Générale Marocaine de Benques, Morocco (1995 – 1998) and Managing Director of SG Asia Credit Ltd & Bangkok International Banking Facility (1998 – 2000). He has been working in the Czech Republic since 2000 when he become the head of Société Générale, Prague branch, employing 150 of staff. On 5 October 2001 he was elected a Member of the Board of Directors of Komerční banka. On 9 October 2001 he was appointed the Chief Executive, Risk Management.

Matúš PÚLL, Member of the Board of Directors and Chief Executive, Corporate Banking

Born in Bratislava in 1949. Graduated from the University of Economics, Prague in 1972. Joined Fincom, a foreign trade company. Between 1977 – 1982 he worked at the Head Office of the State Bank of Czechoslovakia. From 1982 he was with the Prague branch of Société Générale: until 1992 as the Head of the SG office, then a member of the Société Générale Komerční banka management, resp. Société Générale Prague Branch. On 5 October 2001 he was elected a Member of the Board of Directors of Komerční banka. On 9 October 2001 he was appointed the Chief Executive, Corporate Banking.

Tomas SPURNY, Member of the Board of Directors and Chief Executive, Finance and Corporate Planning */

Born in 1965 in Prague. Graduated from the Stern School of Business, an arm of the New York University. Obtained his finance MBA degree in 1994 at the Columbia University, New York. Between 1985 – 1989, he worked with London Star Limited, specialising in strategy formulation and design of tools for management of exchange rate and interest rate risks. In years 1989 – 1990, he was studying a comprehensive banking course at the Manufacturers Hannover Trust. He spent the following years developing models for derivatives trading for the European American Bank. Between 1994 - 1999 he held various positions in McKinsey & Company consultancy, namely in the area of consulting services for financial institutions in the banking sector, specialising in risk management, mergers and acquisitions and corporate governance. In 1999 he became the Chief Executive and Member of the Board of Directors of CCS, Česká společnosti pro platební karty, Prague, where he was in charge, amongst other things, of the formulation and implementation of the growth strategy for this largest non-bank issuer of payment cards in the Czech Republic. In May 2000, the Supervisory Board of Komerční banka elected him a Member of the Board of Directors. He was responsible primarily for finance and risk management. On 5 October 2001 he resigned on his position in the KB Board of Directors and on the same day he was elected a Member of the Board of Directors of Komerční banka. On 9 October 2001 he was appointed the Chief Executive, Finance and Corporate Planning.

*/ As at 30 April 2002 he resigned from his position in the Bank

---

Radovan VÁVRA, Chairman of the Board of Directors and Chief Executive Officer (until 5 October 2001)

Jiří HUML, Member of the Board of Directors and Deputy Chief Executive (until 5 October 2001)

Radomír LAŠÁK, Member of the Board of Directors and Deputy Chief Executive (until 5 October 2001)

David SVOJITKA, Member of the Board of Directors and Deputy Chief Executive (until 5 October 2001)

Michal VĚTROVSKÝ, Member of the Board of Directors and Deputy Chief Executive (until 5 October 2001)

SUPERVISORY BOARD

Didier ALIX, Chairman of the Supervisory Board (since 8 October 2001)

Jean-Louis MATTEI, Vice-Chairman of the Supervisory Board (since 8 October 2001)

Séverin CABANNES, Member of the Supervisory Board (since 8 October 2001)

Jan JUCHELKA, Member of the Supervisory Board (since 31 May 1999 until 8 October 2001, 10 a.m., re-elected 8 October 2001)

Pavel KREJČÍ */, Member of the Supervisory Board (since 27 May 2001)

Jan KUČERA */, Member of the Supervisory Board (since 27 May 2001)

Petr LAUBE, Member of the Supervisory Board (since 8 October 2001)

Christian POIRIER, Member of the Supervisory Board (since 8 October 2001)

Miroslava ŠMÍDOVÁ */, Member of the Supervisory Board (since 27 May 2001)

Karel KOPP, Chairman of the Supervisory Board (until 8 October 2001, 10 a.m.)

Jiří HAVEL, Vice-Chairman of the Supervisory Board (until 8 October 2001, 10 a.m.)

Petr DVOŘÁK, Member of the Supervisory Board (until 8 October 2001, 10 a.m.)

Martin FASSMANN, Member of the Supervisory Board (until 8 October 2001, 10 a.m.)

Jarmila HANÁKOVÁ */, Member of the Supervisory Board (until 26 May 2001)

Jan HANOUSEK, Member of the Supervisory Board (until 14 June 2001)

Marie KLUCOVÁ */, Member of the Supervisory Board (until 5 October 2001)

Antonín KOLÁČEK */, Member of the Supervisory Board (until 26 May 2001)

Filip MARCO, Member of the Supervisory Board (until 8 October 2001, 10 a.m.)

Pavel PAFKO */, Member of the Supervisory Board (until 26 May 2001)

Radek POKORNÝ, Member of the Supervisory Board (until 8 October 2001, 10 a.m.)

*/ elected by KB employees

Executive Committee

The Executive Committee – the new element in the Bank's organisation installed by the new organisation model of Société Générale, the parent company – has a mandate bestowed by the Articles of Association to decide in all important matters of the Bank's everyday operations. Its members are appointed by the Board of Directors. The Articles of Association provide that its members are, in addition to appointed senior managers of the bank, also the Chief Executive Officer and other members of the Board of Directors of the Bank. The Executive Committee began to operate on 1 November 2001.

As at 31 December 2001, the Bank was organised in 11 units managed by the Chief Executive Officer and his Deputies. The scope of authority of the individual members of the Executive Committee or of the units reporting to them respectively, is as follows:

Alexis Raymond Juan, Chairman of the Board of Directors and Chief Executive Officer

directly manages divisions **Internal Audit and Control** and **Strategy and CEO Office** and Senior Executive Directors whose respective scope of authority is demarcated as follows:

Peter Palečka, Vice-Chairman of the Board of Directors and Chief Executive, Corporate Secretary

manages unit of Corporate Secretary which is sub-devided into divisions **Human Resources, Legal, Financial Group Management and Communication.** Independent departments exist for other activities: Organisation, Financial Group Administration and Support, Compliance and IT security.

Patrice Cheroutre, Member of the Board of Directors and Chief Executive, Risk Management
and
Pascal Dupont, Senior Executive Director

manages the unit of **Risk Management** which is sub-divided into divisions according to the respective agendas: Credit Risk Management, Credit Underwriting, Market Risk Management, Remedial Management and the Macroanalysis department.

Matúš Púll, Member of the Board of Directors and Chief Executive, Corporate Banking

manages the unit of **Corporate Banking** which is sub-divided into divisions according to the respective agendas: Business Division Prague and Corporate Banking.

Tomas Spurny, Member of the Board of Directors and Chief Executive, Finance and Corporate Planning */ and
Michal Heřman, Senior Executive Director

manage the unit of **Finance and Corporate Planning** which is sub-divided into divisions according to the respective agendas: Accounting, Tax, KB FG Financial Management, Controlling, Investor Relations, ALM.

*/ As at 30 April 2002 he resigned from his position in the Bank

Marek Stefanowicz, Senior Executive Director

manages the unit of **Investment banking** which is sub-divided into divisions according to the respective agendas: Financial Markets, Corporate Finance, Asset Management, Treasury and Management Support.

Jiří Huml, Senior Executive Director */

manages the unit of **IT and Operations** which is sub-divided into divisions according to the respective agendas: Payment Services, Project Development and Management, IT and Support Services.

Andre Leger, Senior Executive Director

manages the unit of **Marketing a retail**, which is sub-divided into divisions according to the respective agendas: Marketing and Segments, Loans and Deposit and Investment Products.

Phillippe Delacarte, Senior Executive Director

manages the unit of **Medium and Large Enterprises and Municipalities** which is, according to the respective agendas, sub-divided into the segments and product division, the Trade Finance division, the Corporate cash management and the French desk.

Michel Fenot, Senior Executive Director and
Radomír Lašák, Senior Executive Director **/

manages the unit of **Distribution Network** which centralises the sale of all products of the Bank which are sold through business divisions and their branches.

Jan Kubálek, Senior Executive Director

manages the unit **Alternative Distribution Channels** which consists of the division **Direct Banking**.

Karel Vašák, Senior Executive Director

manages the **Human Resources** division subordinated to the unit of Peter Palečka, Chief Executive, Corporate Secretary

*/ As at 30 April 2002 he resigned from his position in the Bank

**/ As at 31 January 2002 he resigned from his position in the Bank

COMMITTEES OF KOMERČNÍ BANKA, A. S.

ASSET AND LIABILITY MANAGEMENT COMMITTEE (ALCO)

The Asset and Liability Management Committee makes decisions on behalf of the Board of Directors in the area of asset and liability management. It develops frameworks for individual financial management and risk management divisions, according to the Société Générale standards. It acts as an arbitrator in the area of financial management and risk management.

COMPOSITION OF THE ASSET AND LIABILITY MANAGEMENT COMMITTEE (ALCO)

The committee consists of the Chairman of the Board of Directors and Chief Executive Officer (Chairman), ExCo member in charge of finance and corporate planning (Vice-Chairman), six members of the Executive Committee (Risk Management, Investment Banking, Distribution Network, Marketing and Retail, Finance and Planning) and three division directors (Financial Markets, Market Risk Management, ALM). Meetings of the committee are attended by an observer from the Société Générale Paris Headquarters (DEVL).

COMMITTEE FOR INFORMATION SECURITY (CIS)

The committee was created as an advisory body to the Chief Executive Officer. It co-ordinates efforts in the area of IT systems security, but the responsibility is still with the specialist units. It proposes policy documents to the Board of Directors, strictly enforcing the principles of conceptual management, IT systems security according to the principles approved by the Board of Directors, etc.

COMPOSITION OF THE COMMITTEE FOR INFORMATION SECURITY

The committee is chaired by the Corporate Secretary. The Director of Internal Audit and Control Division (Vice-Chairman), two division directors (IT, Support Services), Director of the Compliance Department and Director of the IS / IT Audit Departments are the members.

COMMUNICATION COMMITTEE (COMCOM)

Based on powers bestowed by the Board of Directors, the Communication Committee is the approval authority for the area of communication with respect to the strategies of the Bank and the Financial Group. Furthermore, it discusses documents in the scope of its mandate and decides on their implementation. In exceptional circumstances, the committee has the right to make recommendations to the Board of Director for approval.

COMPOSITION OF THE COMMUNICATION COMMITTEE (COMCOM)

The committee consists of the Chairman of the Board of Directors and Chief Executive Officer (Chairman), Corporate Secretary, two ExCo members (Marketing and Retail, Finance and Planning) and three division directors (Communication, Strategy and CEO Office, Strategic and Operational Marketing).

CREDIT RISK MANAGEMENT COMMITTEE (CRMC)

Activities of the Credit Risk Management Committee focus on the area of credit risk management within the Bank's Financial Group. It discusses relevant documents and has the right to decide on their implementation. In exceptional circumstances (especially in situations when the new measures could impact on the Bank's profit), the committee is required to present a document to the Board of Directors.

COMPOSITION OF THE CREDIT RISK MANAGEMENT COMMITTEE (CRMC)

The committee consists of the Member of the Board of Directors responsible for risk management (Chairman), his deputy (Vice-Chairman), two ExCo members (Distribution Network, Finance), five division directors (Credit Risk Management, Credit Assesment, Market Risk Management, Remedial Management, Internal Audit and Control) and the Director of the Scoring and Management Department.

INVESTMENT COMMITTEE (IC)

It enters into contractual relations obliging the Bank to purchase materials, reserves, services and other items, prepares monthly investment plans for individual divisions, above the scope laid down in the Statute of the committee. Furthermore, it reviews amendments to existing contracts, especially if the amendment could increase the total costs.

COMPOSITION OF THE INVESTMENT COMMITTEE (IC)

The committee consists of the Member of the Board of Directors responsible for finance and corporate planning (Chairman), the ExCo member responsible for IT and operations (Vice-Chairman) and five ExCo members (IT and Operations, Investment Banking, Distribution Network, Finance, Support Services, Marketing and Retail).

MARKETING AND SALES COMMITTEE (MSC)

The committee provides for co-ordination of activities of segment divisions and distribution channels and makes decisions in the following areas:

- product development
- launching of products on the market which must first be consulted with the Compliance Department and the Credit Risk Management Division (for credit products) and with the Legal Division
- pricing
- marketing tools
- sales
- training
- direct banking
- marketing mix

Activities of the Marketing and Sales Committee do not cover the agenda of capital market products. Decisions made must be presented by the Chairman at a meeting of the Executive Committee.

COMPOSITION OF THE MARKETING AND SALES COMMITTEE (MSC)

The committee consists of the ExCo member responsible for marketing and retail (Chairman), two ExCo members responsible for the distribution network (Vice-Chairmen) and six ExCo members responsible for the following areas: Medium and Large Enterprises, IT and Operations, Direct Banking, Finance and Planning, Corporate Banking, Investment Banking).

PROJECT DEVELOPMENT COMMITTEE (PDC)

Based on powers delegated by the Board of Directors, the committee is the approval authority for project class B – CZK 1-15 million (total project budget). Furthermore, it discusses important documents in relation to the projects and decides on their implementation.

The committee has also the power to present recommendations to the Executive Committee (Board of Directors) in respect of project class A – over CZK 15 million (total project budget) and in exceptional circumstances (particularly when deciding on projects with material impacts on the management of the Bank) also in respect of project class B.

COMPOSITION OF THE PROJECT DEVELOPMENT COMMITTEE (PDC)

The committee consists of the Member of the Board of Directors responsible for finance and corporate planning (Chairman), the ExCo member responsible for Marketing and Retail (Vice-Chairman), five ExCo members (Finance and Planning, Direct Banking, IT and Operations – optional, Human Resources – optional), two division directors (Project Development and Management, IT) and the Director of the System and Methodology of Project Management Department.

Committees of the Komerční banka Supervisory Board

Remuneration and Personnel Committee

The committee makes recommendations to the Supervisory Board for the election and recall of members of the Board of Directors, their fixed remuneration and bonuses, and evaluates their performance. It proposes to the Supervisory Board the amount of remuneration of members of the Supervisory Board to be presented to the General Meeting, the schedule of directors fees and makes sure that the remuneration conforms to the international standards and to the legislation. In addition, it evaluates remuneration of the Supervisory Board members and appoints members of committees established by the Supervisory Board.

Audit Committee

Assisted by the Finance Unit and the external auditor, it supervises the keeping of accounts of the Bank and proposes to the Supervisory Board the selection of the external auditor.

ORGANISATIONAL CHART OF KOMERČNÍ BANKA, A. S.

as at 1 January 2002


Executive Committee
Board of Directors
Chairman of the Board and CEO Alexis Juan
** Strategy and CEO office D. Cusimaty 4000
** Internal Audit M. Čejka 4300
Distr. Network M. Fenot R. Lašák
Inv. banking M. Stefanowicz
IT and Operations J. Huml
Marketing and Retail A. Leger
ADCH J. Kubálek
MLE P. Delecarte
Corp. Banking M. Pull
Risk Mngmt P. Charoitre P. Dupont
Finance and Planning T. Spurny M. Hefman
Corporate Secretary P. Palečka
HR 2200 K. Vašák
Mngmt Support 4100 NA
Region Prague West P. Stabý 6000
Region Prague East J. Pokorný 6100
Region Plzeň V. Tomandl 6200
Region Ústí nad Labem P. Jírák 6300
Region Hradec Králové V. Czabe 6400
Region Ostrava B. Štefanková 6500
Region Brno V. Jeřábek 6600
Region Č. Budějovice M. Fiala 6700
Mngmt Support 2150 Z. Lust
Treasury NA 7500
Asset Mngmt 7700 T. Lipový
Corp. Finance J. Mareš 7800
Fin. Markets 7900 NA
Support Service M. Jelínek 5100
Project Mngmt V. Špirhanzl 5200
IT 5100 V. Grepl
Banking Services V. Nigrin 5500
Segments and Products J. Moi 3000
Strategic and Oper. Marketing N. Barré 3100
Direct Banking J. Kubálek 1700
French and Eur. MLE Desk P. Dinet 3400
Segments and Products MLE J. Hurych 3600
Foreign Trade Finance J. Švábenská 3800
EU Support 2122
CM Support T. Telber 2190
Leasing Support 2144
Factoring Support 2145
Benefits and Pension Funds 2146
Region Praha D. Forman 6900
Corporate Banking T. Afias 7000
Credit Risk Mngmt J. Witzany 9100
Credit Assesment D. Blanc 9200
Market Risk Mngmt R. Beneš R. Mayer 9300
Remedial Mngmt K. Swoboda 9500
Chief Economist K. Jiníček 2032
ALM J. Špeil 4400
Accounting L. Löffler 4500
Taxes V. Trojnerová 4600
KB Group Fin. Mngmt NA 4700
Controlling M. Vernrubu 4800
Investor Relations NA 4900
Legal 2300 V. Slavíček
Compliance 2170 S. Flezíková
Public Relations M. Růžičková ** 2600
KB Group Support L. Petrásek 2180
Organisation 2130 P. Slíma

** Attends Executive Committee

AUDITORS' REPORT FOR SHAREHOLDERS OF KOMERČNÍ BANKA, A. S.

We have audited the below listed financial statements of Komerční banka, a. s., for the year ended 31 December 2001:

- Unconsolidated financial statements prepared in accordance with Accounting Act No. 563/1991 Coll., and applicable Czech regulations, which are included in this annual report on pages 35 to 93;
- Consolidated financial statements prepared in accordance with International Accounting Standards which are included in this annual report on pages 117 to 182;
- Unconsolidated financial statements prepared in accordance with International Accounting Standards, from which the summarised financial statements included in this annual report on pages 94 to 97, were derived;
- Consolidated financial statements prepared in accordance with Accounting Act No. 563/1991 Coll., and applicable Czech regulations, from which the summarised financial statements included in this annual report on pages 114 to 116, were derived.

The summarised financial statements included in this annual report were derived from the audited unconsolidated and consolidated financial statements, on which we issued unqualified audit opinions dated 26 March 2001. In our opinion, these summarised financial statements are consistent, in all material respects, with the audited financial statements. For a better understanding of the financial position of Komerční banka, a.s. and the results of its operations for the period and of the scope of our audit, the summarised financial statements should be read in conjunction with the unconsolidated and consolidated financial statements from which the summarised financial statements were derived and our audit reports thereon.

We have reviewed the factual accuracy of information included in the report on transactions with related parties included in this annual report on pages 197 to 222. This report is the responsibility of the Company's Board of Directors. Nothing has come to our attention based on our review that indicates that there are material factual inaccuracies in the information contained in the report.

We have also read other financial information included in this annual report for consistency with the audited financial statements. In our opinion, this information is consistent, in all material respects, with the audited financial statements.

Prague, 29 April 2001

Audit firm:
Deloitte & Touche spol. s r. o.
Certificate no. 79

Statutory auditor:
Michal Petrman
Certificate no. 1105

UNCONSOLIDATED FINANCIAL STATEMENTS OF KOMERČNÍ BANKA

UNCONSOLIDATED FINANCIAL STATEMENTS UNDER CZECH ACCOUNTING STANDARDS (CAS)

YEAR ENDED 31 DECEMBER 2001

AUDITORS' REPORT TO SHAREHOLDERS OF KOMERČNÍ BANKA, A. S.

We have audited the accompanying unconsolidated financial statements of Komerční banka, a. s., (the Bank) for the year ended December 31, 2001. The Board of Directors is responsible for the preparation of the financial statements and for maintaining accounting records in accordance with relevant laws and regulations. Our responsibility is to express an opinion on the financial statements, taken as a whole, based on our audit.

We conducted our audit in accordance with Act on Auditors and the auditing standards issued by the Chamber of Auditors. Those standards require that we plan and conduct the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes examining, on a test basis, the accounting records and other evidence supporting the amounts in the financial statements. An audit also includes an assessment of the accounting principles used and significant estimates made by the Bank in the preparation of the financial statements, as well as an evaluation of the overall financial statements presentation. We believe that our audit provides a reasonable basis for our opinion on the financial statements.

In our opinion, the financial statements present fairly, in all material respects, the assets, liabilities and equity of Komerční banka, a. s., as of December 31, 2001, and the financial results for the year then ended in accordance with Act on Accounting and relevant accounting regulations.

Prague, 26 March 2002

Audit firm:
Deloitte & Touche, spol. s r. o.
License no. 79

Statutory auditor:
Michal Petrman
License no. 1105

UNCONSOLIDATED PROFIT AND LOSS STATEMENT FOR THE YEAR ENDED 31 DECEMBER 2001 (CAS)

(Amounts in CZK '000)

		Note	Current accounting period	Previous accounting period
1.	**Interest income and similar income**	4	**28,686,825**	**29,095,527**
	of which: interest income from fixed income securities		2,805,224	1,608,048
2.	*Interest expense and similar expenses*	4	**(15,121,580)**	**(16,751,661)**
	of which: interest expense on fixed income securities		(2,460,861)	(2,081,195)
3.	**Income from variable yield securities**		**222,102**	**453,120**
	(a) Income from shares and other variable yield securities		391	2,496
	(b) Income from investments in associated undertakings		138,913	210,464
	(c) Income from investments in subsidiary undertakings		82,798	240,160
	(d) Income from other investments		0	0
4.	**Fees and commissions income**	5	**6,486,429**	**5,426,949**
5.	**Fees and commissions expense**	5	**(505,042)**	**(1,005,225)**
6.	**Profit/(loss) on financial operations**	6	**3,154,154**	**3,216,010**
7.	**Other income**	7	**3,096,556**	**37,527,832**
8.	**General operating costs**	8	**(12,141,073)**	**(11,295,596)**
	(a) Staff costs		(5,936,897)	(5,290,049)
	(aa) Wages and salaries		(4,418,105)	(3,910,700)
	(ab) Social security costs		(1,137,610)	(1,036,069)
	(ac) Health insurance costs		(381,182)	(343,280)
	(b) Other operating costs		(6,204,176)	(6,005,547)
9.	**Creation of reserves and provisions for tangible and intangible assets**	9	**(1,516,455)**	**(373,000)**
	(a) Creation of reserves for tangible assets		(41,809)	0
	(b) Creation of provisions for tangible assets		(1,145,983)	(152,000)
	(c) Creation of provisions for intangible assets		(328,663)	(221,000)
10.	**Use of reserves and provisions for tangible and intangible assets**	9	**352,587**	**1,200**
	(a) Use of reserves for tangible assets		0	1,200
	(b) Use of provisions for tangible assets		83,573	0
	(c) Use of provisions for intangible assets		269,014	0
11.	**Other costs**	7	**(3,431,033)**	**(55,898,775)**
12.	**Creation of provisions and reserves for loans and guarantees**	9	**(10,759,008)**	**(19,153,999)**
13.	**Use of provisions and reserves for loans and guarantees**	9	**6,416,443**	**28,624,729**
14.	**Creation of provisions and reserves for fixed asset investments and financial investments**	9	**(4,806,399)**	**(2,359,147)**
15.	**Use of provisions and reserves for fixed asset investments and financial investments**	9	**3,167,116**	**1,920,923**
16.	**Creation of other provisions and reserves**	9	**(2,785,510)**	**(634,501)**
17.	**Use of other provisions and reserves**	9	**2,319,967**	**916,851**
18.	**Income tax from current activities**	10	**(763,250)**	**(17,408)**
19.	**Profit/(loss) from ordinary activities after taxation**		**2,072,829**	**(306,171)**
20.	**Extraordinary income**	11	**825,799**	**218,176**
21.	**Extraordinary costs**	11	**(274,986)**	**(61,341)**
22.	**Income tax from extraordinary activities**		**0**	**0**
23.	**Profit or loss from extraordinary activities after taxation**		**550,813**	**156,835**
24.	**Profit or loss for the accounting period**		**2,623,642**	**(149,336)**

UNCONSOLIDATED BALANCE SHEET AS OF 31 DECEMBER 2001 (CAS)

ASSETS (Amounts in CZK '000)

		Note	Current accounting period			Previous accounting period
			Gross amount	Adjustment	Net amount	
1.	**Cash in hand, deposits with central banks, postal checking accounts**	12	**17,259,842**	**0**	**17,259,842**	**19,787,027**
2.	**Treasury bills and other bills eligible for refinancing with the CNB**	12	**95,190,207**	**0**	**95,190,207**	**76,225,789**
	(a) Treasury bills and similar bonds issued by the state		15,517,207	0	15,517,207	11,368,789
	(b) Other bills		79,673,000	0	79,673,000	64,857,000
3.	**Amounts due from banks**	13	**156,565,856**	**12,793**	**156,553,063**	**176,419,932**
	(a) Payable on demand		215,475	0	215,475	777,073
	(b) Other receivables		156,350,381	12,793	156,337,588	175,642,859
	of which: subordinated assets		0	0	0	0
4.	**Amounts due from customers**	14	**209,324,980**	**15,561,981**	**193,762,999**	**133,968,417**
	(a) Payable on demand		1,926,460	0	1,926,460	1,040,497
	(b) Other receivables		207,398,520	15,561,981	191,836,539	132,927,920
	of which: subordinated assets		0	0	0	0
5.	**Bonds and other fixed income securities for trading**	15	**3,009,076**	**539**	**3,008,537**	**3,049,693**
	(a) Issued by banks		522,635	34	522,601	895,245
	of which: own bonds		241,974	2	241,972	680,309
	(b) Issued by other entities		2,486,441	505	2,485,936	2,154,448
6.	**Shares and other variable yield securities for trading**	15	**168,294**	**264**	**168,030**	**172,973**
7.	**Fixed asset investments in associated undertakings**	16	**334,640**	**0**	**334,640**	**489,730**
	(a) In banks		220,000	0	220,000	280,000
	(b) In other entities		114,640	0	114,640	209,730
8.	**Fixed asset investments in subsidiary undertakings**	16	**1,640,028**	**751,900**	**888,128**	**1,135,189**
	(a) In banks		411,433	0	411,433	438,366
	(b) In other entities		1,228,595	751,900	476,695	696,823
9.	**Other financial investments**	17	**37,681,720**	**2,131,613**	**35,550,107**	**42,603,985**
10.	**Intangible fixed assets**	18	**2,832,613**	**1,708,356**	**1,124,257**	**872,579**
	(a) Incorporation costs		0	0	0	0
	(b) Goodwill		0	0	0	0
11.	**Tangible fixed assets**	18	**20,456,666**	**10,319,231**	**10,137,435**	**12,207,521**
	(a) Land and buildings for banking activities		11,631,967	3,934,489	7,697,478	9,279,966
	(b) Other		8,824,699	6,384,742	2,439,957	2,927,555
12.	**Treasury shares**		**178,933**	**0**	**178,933**	**5,265**
13.	**Other assets**	19	**10,425,755**	**560,717**	**9,865,038**	**6,131,408**
14.	**Subscribed share capital called-up and not paid**		**0**	**0**	**0**	**0**
15.	**Prepayments and accrued income**	19	**1,266,529**	**0**	**1,266,529**	**3,772,856**
	TOTAL ASSETS		**556,335,139**	**31,047,394**	**525,287,745**	**478,842,364**

TO BE CONTINUED

Interland, Inc.
Significant Acquisition Testing
(in Thousands)

Asset Test			**Total Assets**
CT	12/31/2001	$	3,983
INLD	11/30/2001		397,929
Pro-forma Consolidated Assets:		$	401,912
CT assets as % of INLD total assets			1.00%
CT assets as % of Pro-forma consol assets			0.99%

Investment Test		
Purchase Price		
# of shares issued		5,375
$ per share:	$	2.00
	$	10,750
Pay off of Loan	$	1,229
Preliminary Investment in Sub.	$	11,979
Investement in CT as % of INLD total Assets		3.01%
Investement in CT as % of Pro-forma consol. assets		2.98%

Income Test		Income (Loss) Continuing Operations
CT	12/31/2001	1,644
INLD	11/30/2001	(168,411)
% of CT income to INLD's loss (absolute value basis):		-0.98%

UNCONSOLIDATED BALANCE SHEET AS OF 31 DECEMBER 2001 (CAS)

LIABILITIES (Amounts in CZK '000)

		Note	Current accounting period	Previous accounting period
1.	**Amounts owed to banks**	20	**123,231,053**	**104,255,177**
	(a) Payable on demand		3,553,388	6,154,880
	(b) Other liabilities		119,677,665	98,100,297
2.	**Amounts owed to customers**	21	**285,083,105**	**287,623,691**
	(a) Savings deposits		21,339,296	24,833,587
	of which: payable on demand		1,493,401	1,691,682
	(b) Other liabilities		263,743,809	262,790,104
	of which: payable on demand		141,468,992	122,983,543
3.	**Certificates of deposit and similar debentures**	22	**60,506,721**	**29,600,720**
	(a) Certificates of deposit		619	720
	(b) Other		60,506,102	29,600,000
4.	**Accruals and deferred income**	24	**826,799**	**2,530,932**
5.	**Reserves**	9	**11,605,577**	**9,201,697**
	(a) Reserves for standard loans and guarantees		9,709,682	8,174,946
	(b) Reserves for foreign exchange rate losses		0	0
	(c) Reserves for other banking risks		1,246,956	0
	(d) Other reserves		648,939	1,026,751
6.	**Subordinated liabilities**	23	**7,251,800**	**7,562,600**
7.	**Other liabilities**	24	**14,143,530**	**16,027,947**
8.	**Share capital**	25	**19,004,926**	**19,004,926**
	of which: share capital paid-up		19,004,926	19,004,926
9.	**Share premium fund**		0	0
10.	**Reserve funds**	26	**737,050**	**564,050**
	(a) Statutory reserve funds		558,050	558,050
	(b) Reserve funds for treasury shares		179,000	6,000
	(c) Other reserve funds		0	0
11.	**Capital funds and other funds created from profit**	26	**273,542**	**619,960**
	(a) Capital funds		0	0
	(b) Other funds created from profit		273,542	619,960
12.	**Retained earnings and accumulated losses brought forward**	26	**0**	**0**
13.	**Profit or loss for the accounting period**	26	**2,623,642**	**(149,336)**
	TOTAL LIABILITIES		**525,287,745**	**476,842,364**

OFF-BALANCE SHEET (Amounts in CZK '000)

		Note	Current accounting period	Previous accounting period
1.	**Total contingent liabilities** of which:	27	**19,538,581**	**28,007,413**
	(a) Received bills of exchange/acceptances and endorsements of bills of exchange		20,019	4,800
	(b) Commitments from guarantees		19,518,562	28,002,613
	(c) Commitments from collateral		0	0
2.	**Other irrevocable commitments**	27	**31,419,782**	**34,794,505**
3.	**Receivables from spot, forward and option transactions**	27	**404,384,065**	**273,516,162**
4.	**Commitments under spot, forward and option transactions**	27	**402,782,511**	**273,112,211**

NOTES TO THE UNCONSOLIDATED FINANCIAL STATEMENTS (CAS)

YEAR ENDED 31 DECEMBER 2001

1 Principal activities

Komerční banka, a. s. (the 'Bank') is incorporated in the Czech Republic as a joint-stock company. The principal activities of the Bank are as follows:

I. Providing loans, advances and guarantees in Czech Crowns and foreign currencies;
II. Acceptance and placement of deposits in Czech Crowns and foreign currencies;
III. Providing current and term deposit accounts in Czech Crowns and foreign currencies;
IV. Providing banking services through an extensive branch network in the Czech Republic;
V. Treasury operations in the interbank market;
VI. Servicing foreign trade transactions; and
VII. Investment banking.

The registered office address of the Bank is Na Příkopě 33/969, 114 07 Prague 1. The Bank has 342 branches and sub-agencies in the Czech Republic. The Bank had 9,229 employees as of 31 December 2001. The Bank has operations in the Czech Republic and Slovakia through its subsidiary Komerční banka Bratislava, a. s.

The Bank's ordinary shares are publicly traded on the Prague Stock Exchange. Société Générale, a French bank, became the majority shareholder of the Bank on 4 October 2001 following its purchase of a 60 percent shareholding in the Bank which had been held by the Czech Government through the National Property Fund.

2 Principal developments during the year ended 31 December 2001

State guarantee

Pursuant to a Government resolution dated 18 December 2000, the Bank entered into an agreement with Konsolidační banka under which Konsolidační banka will cover losses incurred by the Bank, up to a maximum amount of CZK 20,000 million, which may be incurred over a three year period, which began on 31 December 2000, on a defined portfolio of classified exposures. This agreement has been taken into account when determining the value of the Bank's assets and the level of required provisions for loan losses reported as of 31 December 2000 and 31 December 2001. Further details of this guarantee arrangement and its impacts on provisioning for loan losses can be found in Note 14 to these financial statements.

Restructuring of the Bank

The Management Board of the Bank continued to implement its restructuring program that was initiated in 2000. During the year ended 31 December 2001, the principal steps within this program have been as follows:

- The centralisation and redistribution of certain support activities to a subsidiary of the Bank with the objective of localising the provision of internal services within the Bank's financial group and reducing operating costs (approximately 450 staff were relocated when this measure came into effect on 1 July 2001);
- The centralisation and redistribution of user support services and other activities relating to information technologies to a subsidiary with the objective of localising these services within the Bank's financial group and reducing operating costs (approximately 250 staff were relocated when this measure came into effect on 1 September 2001);

- The centralisation of selected back-office activities and rationalisation of back-office processes within the Bank, with a headcount reduction of up to 30 percent (including the regionalisation of accounting units into 9 locations and the headcount reduction is approximately 30 percent, with effect from 1 July 2001 and the partial centralisation of the loan portfolio management function into 9 locations, with effect from 1 October 2001).

These and other measures have led to a reduction in the Bank's headcount by 1,404, or 13 percent, to 9,299 during the year ended 31 December 2001 compared to 10,703 as of 31 December 2000.

Privatisation of the Bank

On 28 June 2001, the Government of the Czech Republic approved the French bank Société Générale in the tender to acquire the State's 60 percent shareholding in the Bank. Société Générale acquired 60 percent of the issued share capital of the Bank for a consideration of approximately CZK 40 billion (that is EUR 1,186 million).

On 12 July 2001, Société Générale entered into a Share Purchase Agreement with the National Property Fund to acquire the State's 60 percent shareholding in the Bank.

Société Générale obtained control of the Bank following the approval of the Czech National Bank and the Securities Commission and the cessation of the proceedings of the Economic Competition Protection Office regarding public support in connection with the provision of the guarantee by Konsolidační banka for a selected portfolio of low quality assets up to the amount of CZK 20 billion.

At the Extraordinary Meeting held on 8 October 2001, the shareholders of the Bank approved new Articles of Incorporation and elected a new Supervisory Board.

The Supervisory Board of the Bank accepted the resignation of the seven members of the Bank's Management Board and elected a new Management Board on 5 October 2001 comprising five members: Mr Alexis Juan, Mr Patrice Cheroutre, Mr Matúš Púll, Mr Peter Palečka and Mr Tomas Spurny.

Changes were made to the governance model of the Bank and the relationship between the Management and Supervisory Boards enhancing the authority of the Management Board and the Executive Committee (the newly established management body for the day-to-day management of the Bank's operations).

On 5 October 2001, the Management Board appointed the following officers of the Bank to the Executive Committee:

Name	Position	Area of responsibility
Alexis Juan	Chairman of the Management Board and CEO	Strategy, sales, marketing, information technology, operations, investment banking
Peter Palečka	Vice-chairman of the Management Board and 1st Deputy CEO	Secretariat, legal services, public relations, compliance, organisational structure
Patrice Cheroutre	Member of the Management Board and Deputy CEO	Risk management
Matúš Púll	Member of the Management Board and Deputy CEO	Corporate banking
Tomas Spurny	Member of the Management Board and Deputy CEO	Finance and corporate planning
Phillippe Delacarte	Deputy CEO	Small and medium-sized companies
Michel Fenot	Deputy CEO	Distribution network
Jiří Huml	Deputy CEO	Information technologies and operations
Radomír Lašák	Deputy CEO	Distribution network
André Léger	Deputy CEO	Marketing and retail banking
Marek Stefanowicz	Deputy CEO	Investment banking
Karel Vašák	Deputy CEO	Human resources
Jan Kubálek	Executive Vice-president	Alternative distribution channels
Pascal Dupont	Executive Vice-president	Risk management
Michal Heřman	Executive Vice-president	Finance

Société Générale made five appointments to the new nine-member Supervisory Board (Didier Alix, Séverin Cabannes, Jean-Louis Mattei, Christian Poirier and Petr Laube). The remaining four seats are taken by a representative of the National Property Fund (Jan Juchelka) and three representatives elected by the employees of the Bank (Pavel Krejčí, Jan Kučera and Miroslava Šmídová).

In accordance with relevant legislation, the obligation to acquire the shares of minority shareholders does not apply when a controlling stake is acquired as part of the privatisation of the State's shareholdings. Therefore Société Générale has not made an offer to repurchase the shares held by the Bank's minority shareholders.

3 *Principal accounting policies*

The principal accounting policies adopted in the preparation of these financial statements are set out below:

(a) Basis of accounting

The financial statements are based on the Bank's accounting records which are maintained in accordance with Accounting Act 563/1991 Coll. and relevant regulations and guidance, specifically the regulation of the Czech Finance Ministry no. 282/65 327/2000, which establishes the chart of accounts and the accounting principles for banks effective for the year ended 31 December 2001, which principally resulted in changes in the accounting treatment for penalty interest, securities, repo transactions and financial derivative instruments.

The financial statements are prepared on an accruals basis of accounting whereby the effects of transactions and other events are recognised when they occur and are reported in the financial statements of the periods to which they relate. The financial statements are prepared under the historical cost convention, as modified by the remeasurement of all derivative contracts to fair value.

The financial statements are prepared in accordance with the regulation of the Czech Finance Ministry no. 282/65 050/1997 dated 9 October 1997, which establishes the structure and substance of financial statement components and the scope of financial statement disclosures for banks, as amended by regulation no. 282/87 740/1998 dated 9 December 1998.

The presentation of financial statements requires management of the Bank to make estimates and assumptions that effect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the financial statements and their reported amounts of revenues and expenses during the reporting period. These estimates are based on the information available as of the date of the financial statements and actual results could differ from those estimates.

These financial statements reflect only the results of operations of the Bank and do not reflect the performance of the Bank's subsidiary and associated undertakings, a listing of which can be found at Note 16 to these financial statements.

The reporting currency used in the financial statements is the Czech Crown ('CZK') with accuracy to CZK thousand, unless indicated otherwise.

(b) Investments

The Bank's investments in subsidiary and associated undertakings are recognised at cost less any provisions. Investments, in which the Bank, directly or indirectly, has an equity interest less than 20 percent, are reported as '*Other financial investments*'.

Subsidiary undertakings are those companies in which the Bank, directly or indirectly, has an interest of more than one half of the share capital or otherwise has power to exercise control over the operations of the entity. Associated undertakings are those companies in which the Bank, directly or indirectly, holds 20 - 50 percent of the entity's issued share capital.

Dividends are recorded as declared and included as a receivable in the balance sheet line *'Prepayments and accrued income'* and in *'Income from investments in associated or subsidiary undertakings'* in the profit and loss statement. Upon payment of the dividend, the receivable is offset against the collected cash.

Provisions against fixed asset investments are established as equal to the excess of cost over the entity's equity balance.

Gains and losses arising from the re-translation of fixed asset investments denominated in foreign currencies are reported on the face of the balance sheet as *'Other assets'* or *'Other liabilities'* and are recognised through the profit and loss statement only after the relevant investments are sold.

(c) Foreign currency translation

Assets and liabilities denominated in foreign currencies are translated into Czech Crowns and reported in the financial statements at the exchange rate declared by the Czech National Bank ('CNB') prevailing as of the balance sheet date. Income and expenses denominated in foreign currencies are recorded in Czech Crowns in the underlying accounting system of the Bank and are therefore reported in the financial statements as retranslated at the official exchange rate prevailing as of the date of the transaction. Gains and losses arising from movements in exchange rates after the date of the transaction are recognised in *'Profit/(loss) on financial operations.'* Net gains on the revaluation of fixed asset investments are recorded on the balance sheet.

(d) Amounts due from banks and customers

Loans originated by the Bank by providing money directly to a borrower are categorised as loans originated by the Bank and are carried at amortised cost. All loans and advances are recognised when cash is advanced to borrowers.

Loans and advances to customers and financial institutions are stated net of provisions for loan losses. A credit risk provision for loan impairment is established if there is objective evidence that the Bank will not be able to collect all amounts due. The amount of the provision is established pursuant to regulation of the Czech National Bank no. 194/1998 Coll., which provides guidance on loan receivable classification and provisioning against loan receivables. A portion of the classified loans which the Bank administers in a special division are provisioned reflecting the expected recovery rates as estimated by the Bank, provided that such a provisioning charge is greater than the provision established under the regulation of the Czech National Bank. Specific provisions are assessed with reference to the credit standing and performance of the borrower and take into account the value of any collateral or third party guarantees.

The Bank charges penalty interest to borrowers when a portion of the loan falls overdue. Pursuant to the Bank's internal policies, penalty interest is not covered by the collateral set aside against the loan of the borrower. With effect from 1 January 2001, the Bank has altered its accounting treatment for penalty interest reflecting the requirements set out in the regulation of the Czech Finance Ministry no. 282/65 327/2000, which establishes the chart of accounts and the accounting principles for banks. Penalty interest assessed subsequent to 1 January 2001 is accounted for as income in the profit and loss statement and reflected in the on-balance sheet receivable balance and, whereas penalty interest assessed prior to 1 January 2001 is retained in off balance sheet accounts, as was the case in 2000, and included in income when received. The penalty interest in receivable balance are covered by provisions.

The Bank recorded a general provision for impairment of on-balance sheet and off-balance sheet loan receivables. A portion of the general provision relating to the on-balance sheet exposures is designed to cover losses that are judged by the management of the Bank to be present in the loan portfolio as of the balance sheet date, but which have not been allocated to specific or individual exposures.

The Bank writes off loss loans when clients are unable to fulfil their obligations to the Bank in respect of these loans. The loan is written off against the related provision for loan impairment. Subsequent recoveries are credited to the profit and loss statement in *'Other income'* if previously written off.

Discounted bills of exchange are carried at nominal value. The related discount is included in the balance sheet line *'Accruals and deferred income'* and is amortised on a straight line basis to income over the period from acquisition till maturity.

(e) Securities

In accordance with the regulation of the Czech Finance Ministry no. 282/65 327/2000, which establishes the chart of accounts and the accounting principles for banks, securities held by the Bank are categorised into portfolios in accordance with the Bank's intent on the acquisition of the securities and pursuant to the Bank's security investment strategy. The Bank has classified securities as 'Trading securities', 'Available for sale' and 'Held to maturity'.

All securities held by the Bank are recognised using settlement date accounting and initially measured at their cost plus accrued coupon. The carrying value of debt securities is increased or decreased to reflect the accrued interest income using the effective interest rate method. Interest income includes the accrued income and the accrued difference between the nominal value of the security and its amortised cost. Disposals of securities are calculated using the average cost method.

The Bank establishes provisions against securities as equal to the excess of net carrying value over the market value of the security. Provisions are recognised on a daily basis in respect of securities held for trading and on a monthly basis in respect of securities carried within the available for sale category or held to maturity (as a result of the deterioration of credit risk attached to the security's issuer).

Trading securities are reported on the face of the balance sheet as securities held for trading and capital gains and losses and provisions are include in the profit and loss statement line *'Profit/(loss) on financial operations'*. Securities available for sale and held to maturity are carried on the balance sheet within *'Other financial investments'*. Capital gains and losses on the disposal of the security are included in *'Profit/(loss) on financial operations'* whilst provisions are reported as provisions for fixed asset investments and financial investments.

Trading securities

Trading securities are financial assets (equity and debt securities, treasury bills, participation certificates) acquired by the Bank for the purpose of generating a profit from fluctuations in prices in the short term, typically defined as one year.

All purchases and sales of trading securities that require delivery within the time frame established by regulation or market convention ('regular way' purchases and sales) are recognised as spot transactions. Transactions that do not meet the 'regular way' settlement criterion are treated as financial derivatives.

Investments held to maturity

Investments held to maturity are financial assets with fixed or determinable payments and fixed maturities that the Bank has the positive intent and ability to hold to maturity. This portfolio comprises treasury bills and debt securities.

The Bank assesses on a regular basis whether there is any objective evidence that an investment held to maturity may be impaired. A financial asset is impaired if its carrying amount is greater than its estimated recoverable amount which is equal to the present value of the expected future cash flows discounted at the financial instrument's original effective interest rate. The amount of the impairment loss for assets carried at amortised cost is calculated as the difference between the asset's carrying amount and the present value of the expected future cash flows discounted at the financial instrument's original effective interest rate. When the impairment of assets is identified, the Bank recognises provisions through the profit and loss statement as provisions against financial investments.

Securities available for sale

Available for sale securities are those financial assets that are not classified as financial assets held for trading or held-to-maturity investments. This portfolio comprises equity securities and debt securities, including asset backed securities and participation certificates.

(f) Tangible and intangible fixed assets

Tangible and intangible fixed assets are stated at historical cost less accumulated depreciation together with accumulated impairment losses. Fixed assets are depreciated through the accumulated depreciation charge. Depreciation is calculated on a straight-line basis to write off the cost of each asset to their residual values over their estimated useful economic life. Land and assets in the course of construction are not depreciated.

The estimated useful economic lives in years are set out below:

Machinery and equipment, computers, vehicles	4
Fixtures, fittings and equipment	6
Energy machinery and equipment	12
Buildings and structures	30

Low value fixed assets and repairs in the nature of technical improvements costing less than CZK 40,000 in the case of tangible fixed assets and CZK 60,000 in the case of intangible fixed assets with an estimated useful life greater than one year are charged to the profit and loss statement when the expenditure is incurred. Technical improvements costing greater than CZK 40,000 in respect of tangible fixed assets and greater than CZK 60,000 in respect of intangible fixed assets increase the acquisition cost of the related fixed asset. Acquisition costs of know-how greater than CZK 60,000 with an estimated useful life exceeding one year are recorded as intangible fixed assets.

The Bank periodically tests its assets for impairment and temporary impairments are provisioned. Repairs and renewals are charged to the profit and loss statement when the expenditure is incurred.

(g) Leases

Assets held under finance leases are not recognised on the balance sheet over the lease term. These assets are recorded in the off balance sheet records. Amounts related to fixed assets acquired under finance leases are amortised and expensed over the lease term. The future lease payments of the Bank are made by reference to the payment schedule agreed upon within the finance lease arrangement.

At present the Bank does not act as a lessor for finance or operating leases.

(i) Provisions

Provisions are recognised, when the Bank has a present legal or constructive obligation as a result of past events, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation, and a reliable estimate of the amount of the obligation can be made. In addition, the Bank recorded provisions for standard loans and estimated losses on off balance sheet exposures.

(j) Certificated debts

Certificated debts issued by the Bank are stated at their nominal value net of any unamortised interest expense and premium or discount arising on issue. The premium or discount is amortised over the term of issue to maturity using the effective interest rate method. Interest expense arising on the issue of certificated debts is included in the profit and loss statement line '*Interest expense and similar expenses*'.

(k) Recognition of income and expense

Interest income and expense are recognised in the profit and loss statement for all interest bearing instruments on an accruals basis. Interest income includes coupons earned on fixed income investments and trading securities and accrued discount and premium on treasury bills and other discounted instruments. Penalty interest is accounted for on a cash basis. Fees and commissions are recognised as income in the profit and loss statement when due.

(l) Taxation

Taxation is calculated in accordance with the provisions of the relevant legislation of the Czech Republic and other jurisdictions in which the Bank operates, based on the profit or loss recognised in the income statement prepared pursuant to Czech Accounting Standards.

Deferred income tax is provided, using the balance sheet liability method, for temporary differences arising between the tax bases of assets and liabilities and their carrying values for financial reporting purposes. Currently enacted tax rates are used to determine deferred income tax. The principal temporary differences arise from depreciation on property, plant and equipment, specific and general provisions for loans, securities valuation and tax losses carried forward. Deferred tax assets in respect of tax losses carried forward and other temporary differences are recognised to the extent that it is probable that future taxable profit will be available against which the tax assets can be utilised.

(m) Sale and repurchase agreements

Securities sold under sale and repurchase agreements ('repos') are recorded as assets in the balance sheet line *'Amounts due from banks'* or *'Amounts due from customers'* and the counterparty liability is included in *'Amounts owed to banks'* or *'Amounts owed to customers'* as appropriate.

Securities purchased under agreements to purchase and resell ('reverse repos') are recorded on the balance sheet within the relevant category of trading securities or available for sale. Liabilities arising from the securities acquired under reverse repos are included in the balance sheet line *'Amounts owed to banks'* or *'Amounts owed to customers'* as appropriate. Loans advanced under reverse repos are recorded as *'Amounts due from banks'* or *'Amounts due from customers'* as appropriate. The difference between the sale and repurchase price is treated as interest and accrued evenly over the life of the repo agreement using the effective interest rate.

Transactions involving the sale of securities with a concurrently negotiated repurchase and the purchase of securities with a concurrently negotiated resale are accounted for as repo and reverse repo transactions.

(n) Derivative financial instruments and hedging

In the normal course of business, the Bank is a party to contracts for derivative financial instruments which represent a very low initial investment. The derivative financial instruments used include interest rate forward or swap agreements and currency swaps. These financial instruments are used by the Bank to hedge interest rate risk and currency exposures associated with its transactions in the financial markets. The Bank also acts as an intermediary provider of these instruments to certain clients.

Derivative financial instruments are initially recognised in the balance sheet at cost and subsequently are remeasured at their fair value. Fair values are obtained from quoted market prices, discounted cash flow models and options pricing models as appropriate. All derivatives are carried as assets when fair value is positive and as liabilities when fair value is negative.

Certain derivatives are embedded in other financial instruments, such as the conversion option in a convertible bond, and are treated as separate derivatives when their risks and characteristics are not closely related to those of the host contract and the host contract is not carried at fair value with unrealised gains and losses reported in the profit and loss statement.

Changes in the fair value of derivatives held for trading are included in the profit and loss statement line *'Profit/(loss) on financial operations'*.

On the date a derivative contract is entered into, the Bank designates certain derivatives as hedges which are recognised using hedging accounting rules provided that the criteria set out in the regulation of the Czech Finance Ministry 282/65 327/2000, which establishes the chart of accounts and the accounting principles for banks, are met.

The Bank's criteria for a derivative instrument to be accounted for as a hedge include:

(a) The Bank has developed a risk management strategy;
(b) At the inception of the hedge, the hedging relationship is formally documented, the documentation identifies the hedged item and the hedging instrument, defines risk that is being hedged and the approach to establishing whether the hedge is effective;
(c) The hedge is effective, that is if changes in the fair value or cash flows of the hedged item are almost fully offset by changes in the fair value or cash flows of the hedging instrument and the results are within a range of 80 percent to 125 percent.

Changes in the fair value of derivatives that are designated and qualify as hedges and that prove to be highly effective in relation to the hedged risk, are recorded in the balance sheet. The balances on the balance sheet are taken to the profit and loss statement and classified as income and expenses in the period in which the hedged asset or liability impacts the profit and loss statement.

Certain derivative transactions, while providing effective economic hedges under the Bank's risk management positions, do not qualify for hedge accounting and are therefore treated as derivatives held for trading with fair value gains and losses reported in the profit and loss statement *'Profit/(loss) on financial operations.'*

As of 1 January 2001, pursuant to the requirements of the regulation of the Czech Finance Ministry 282/65 327/2000, which establishes the chart of accounts and the accounting principles for banks, the Bank re-assessed transactions that were originally treated as hedges in 2000 and where these transactions did not qualify for special hedge accounting these instruments were treated as trading items and marked to market. The difference of CZK 140 million arising between the previous carrying value and the fair value was reported in the profit and loss statement as income for the current accounting period.

(o) Regulatory requirements

The Bank is subject to the regulatory requirements of the Czech National Bank. These regulations include limits and other restrictions pertaining to minimum capital adequacy requirements, classification of loans and off balance sheet commitments and provisioning to cover credit risk, liquidity, interest rate and foreign currency position.

(p) Extraordinary income and costs

Extraordinary income and costs represent items that do not relate to the current account period on an accrual basis.

(q) New accounting pronouncements for 2002

With effect from 1 January 2002, the regulation of the Czech Finance Ministry dated 15 November 2001, which establishes the chart of accounts and the accounting principles for banks and certain financial institutions, has altered the accounting and valuation policies of securities, the accounting treatment for repo transactions and recognition of reserves. As a result of the implementation of the new accounting policies as of 1 January 2002, the Bank generated a one-off gain that was recognised as extraordinary income or costs, as appropriate, in accordance with the transitory provisions of the new regulation.

Key changes are set out below:

Securities

As of 1 January 2002, the Bank has allocated securities into four portfolios: 'Held for trading', 'Available for sale', 'Held to maturity' and 'Acquired under initial offerings not designated for trading'. The securities are initially measured at their cost including all transaction costs attributable to their acquisition. Securities held to maturity and carried within the new portfolio of securities acquired under initial offerings are stated at amortised cost and any impairment associated with credit risk is provisioned. As of 1 January 2002, securities held for trading and available for sale are fair valued and changes in the fair value are recognised through the profit and loss statement. The Bank recognised a one-off gain of CZK 530 million as a result of the remeasurement of securities to fair values as of 1 January 2002.

In the event of the repurchase of its own certificated debts the Bank does not recognise these debts as assets but reduces the balance of own certificated debts reported as liabilities. The difference between the cost and the accrued value of the issued certificated debts is reported as profit or loss. As of 1 January 2002, the Bank incurred a one-off loss of approximately CZK 50 million from the reversal of its own certificated debts.

With effect from 1 January 2002, the gains or losses arising from the sale of treasury shares are not recognised through the profit and loss statement but directly impact the Bank's equity. As such, the Bank released the provision for treasury equities established for the losses associated with their disposal as equal to the difference of their carrying value and the current market value.

Reverse repo transactions

Securities received as collateral under reverse repo transactions are not recognised on the Bank's balance sheet and are stated at fair value in off balance sheet memorandum accounts. The off balance sheet accounts do not reflect collateral that is subject to a short sale. The reverse repo is defined as a standard reverse repurchase transaction and also as a borrowing of securities secured by the transfer of financial assets and a purchase of securities with a concurrently negotiated resale.

Provisioning policies

As part of the adoption of the amended accounting procedures, the Bank updated its provisioning policy. A provision may recognised only when there is an obligation as a result of past events, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation, and a reliable estimate of the amount of the obligation can be made and all these criteria must be met simultaneously. In this context, the Bank is re-assessing its current provisioning policies, primarily in relation to credit risk management.

4 *Net interest income*

Net interest income comprises:

	Year ended 31 December 2001 CZK '000	Year ended 31 December 2000 CZK '000
Interest income		
- Loans and advances to financial institutions	11,790,100	12,704,816
- Loans and advances to customers	14,091,501	14,782,663
- Bonds, treasury bills and other fixed income securities	2,805,224	1,608,048
Total interest income	**28,686,825**	**29,095,527**
Interest expense		
- Amounts owed to financial institutions	(3,427,126)	(4,386,293)
- Amounts owed to customers	(9,233,593)	(10,284,173)
- Certificated debts	(2,460,861)	(2,081,195)
Total interest expense	**(15,121,580)**	**(16,751,661)**
Net interest income	**13,565,245**	**12,343,866**

Interest income on loans and advances to customers as of 31 December 2001 also includes accrued penalty interest of CZK 761,162 thousand assessed subsequent to 1 January 2001, of which CZK 593,208 thousand remained outstanding as of 31 December 2001. The Bank has established provisions against outstanding penalty interest.

5 *Net fees and commissions*

Net fees and commissions comprise:

	Year ended 31 December 2001 CZK '000	Year ended 31 December 2000 CZK '000
Fees and commissions income	6,486,429	5,426,949
Fees and commissions expense	(505,042)	(1,005,225)
Net fees and commissions income	**5,981,387**	**4,421,724**

Fees and commissions comprise commission income and expenses received or paid principally in respect of loan administration, issued guarantees and agency services.

6 *Profit/(loss) on financial operations*

	Year ended 31 December 2001 CZK '000	Year ended 31 December 2000 CZK '000
Gains/(losses) on trading securities	81,268	(27,932)
Gains/(losses) on investment securities	27,490	(133,967)
Provisions against trading securities	9,850	1,136,616
Net income from foreign exchange commissions from clean and documentary payments	1,478,177	1,599,801
Net income from commissions from foreign exchange transactions	882,265	1,159,341
Realised and unrealised gains/(losses) on foreign exchange trading and currency derivatives	438,847	(361,396)
Realised and unrealised gains/(losses) on interest rate and credit derivatives	194,358	(144,696)
Realised and unrealised gains/(losses) on commodity derivatives	2,339	0
Realised and unrealised gains/(losses) on security derivatives	39,781	0
Realised and unrealised gains/(losses) on securities trading on behalf of customers	(221)	(11,757)
Profit/(loss) on financial operations	**3,154,154**	**3,216,010**

7 *Other income and expenses*

Other income and expenses comprise:

	Year ended 31 December 2001		Year ended 31 December 2000	
	Income CZK '000	**Expenses CZK '000**	Income CZK '000	Expenses CZK '000
Income/(expenses) from the sale of assets	181,437	(161,989)	196,032	(111,601)
Income/(expenses) from the sale of fixed asset investments	0	0	150,140	(64,635)
Income/(expenses) from written off loan receivables from banks	0	0	84,746	0
Income/(expenses) from written off loan receivables from customers	2,252,415	(152,834)	7,402,840	(5,161,220)
Income/(expenses) from other written off receivables	0	(129,367)	41	(46,004)
Income/(expenses) from transferred receivables	6,015	(1,706,450)	29,582,090	(49,208,469)
Remuneration to Management and Supervisory Boards	0	(115,397)	0	(40,018)
Other operating income/(expenses)	656,689	(1,164,996)	111,943	(1,266,828)
Total	**3,096,556**	**(3,431,033)**	**37,527,832**	**(55,898,775)**

Prior years numbers (2000) reflect assets transfers to Konpo and related income/ expense.

8 *General operating costs*

In addition to wages and salaries and social security costs, general operating costs in the aggregate amount of CZK 12,141,073 thousand comprise purchased consumables and depreciation/amortisation of tangible and intangible fixed assets. Wages and salaries include Management Board bonuses paid under management contracts and compensation paid under the equity compensation scheme. Remuneration to the members of the Management and Supervisory Boards arising from mandate contracts are recorded in the profit and loss statement line '*Other costs*.'

	Year ended 31 December 2001 CZK '000	Year ended 31 December 2000 CZK '000
Wages and salaries	(4,418,105)	(3,910,700)
Social security costs	(1,137,610)	(1,036,069)
Health insurance costs	(381,182)	(343,280)
Staff costs	**(5,936,897)**	**(5,290,049)**
Depreciation of tangible fixed assets	(1,239,461)	(1,497,888)
Amortisation of intangible fixed assets	(558,108)	(340,207)
Taxes and charges	(44,867)	(60,484)
Purchased consumables	(4,361,740)	(4,106,968)
Other operating costs	**(6,204,176)**	**(6,005,547)**
Total general operating costs	**(12,141,073)**	**(11,295,596)**
Number of employees at the year-end	9,299	10,703
Average number of employees during the year	9,873	11,865
Average cost per employee (CZK)	601,327	445,853

Restructuring costs

The management of the Bank approved a restructuring plan for the Bank in June 2000. The plan was announced in July 2000 and implemented primarily in 2000. During 2001, the Bank continued implementing its restructuring program, the most significant matters being the centralisation and redistribution of certain activities and services to the Bank's specialised subsidiaries (refer to Note 2 to the financial statements).

Costs relating to the restructuring comprise costs of severance and compensation associated with reducing staff numbers, costs of disposal of redundant buildings and early termination of leases and costs reflecting the impairment of under-utilised leasehold improvements on leased premises.

Following the entrance of the new shareholder, the Bank reviewed the location, appearance and positioning of its branch network in the context of its strategic plans for customers and product delivery in the three-year period from 2002 through 2004. This review identified a number of buildings, owned and leased, whose location and appearance is not compatible with such plans. The Bank's intention is to dispose of these premises and vacate the leases as and when the market conditions allow in the medium term. The impairment charge from this review and earlier reviews amounts to CZK 1,276,312 thousand and includes expected losses on the sale of premises presently owned by the Bank, the writedown of leasehold improvements on leased premises for which it intends to sell or terminate the rental agreements and the writedown of the carrying amount of prepaid rentals on buildings that will be vacated. Management of the Bank considers such impairment charges as restructuring costs.

Restructuring costs comprise:

	Year ended 31 December 2001 CZK '000	Year ended 31 December 2000 CZK '000
Redundancy compensation costs	85,546	320,065
Impairment charge relating to branch network and termination of leases	1,276,312	252,000
Other restructuring costs	393,427	255,044
Total restructuring costs	**1,755,285**	**827,109**

Of the aggregate restructuring costs of CZK 1,755,285 thousand, CZK 1,278,135 thousand is charged in the creation/use of provisions for tangible and intangible assets, CZK 80,787 thousand in staff costs and CZK 396,363 thousand in the creation/use of other provision and reserves.

9 *Reserves and provisions*

Provisions are established pursuant to the regulation of the Czech National Bank no. 194/1998 Coll., which provides guidance on loan receivable classification and provisioning against loan receivables. Classified loans which the Bank administers in a special division are provisioned reflecting the expected recovery rates as estimated by the Bank, provided that such a provisioning charge is greater than the provision required under the regulation of the Czech National Bank.

Tax deductible reserves for general banking risks and reserves for repairs of tangible assets are recorded in accordance with Provisioning Act 593/1992 Coll., as amended (the 'Provisioning Act').

In addition, the Bank creates non-tax deductible reserves to cover general risk inherent in the loan portfolio in an amount in excess of the statutory limit set out in the Provisioning Act, reserves for fixed asset investments and other financial investments and reserves for restructuring costs.

Prior to the end of 2001, provisions for loans to borrowers in bankruptcy were recorded in special analytical accounts and the Bank recorded tax deductible and non-tax deductible provisions pursuant to the Provisioning Act. Effective 2001, the Bank recognises provisions for new bankruptcies as a component of loan loss provisions.

During the year ended 31 December 2001, pursuant to the Provisioning Act, the Bank created tax deductible reserves for the risks inherent in the standard loan portfolio as equal to 1 percent of the average balance of these loans and reserves for guarantees issued equivalent to 2 percent of the average balance of these receivables. In addition, the Bank recorded non-tax deductible reserves for standard loans/guarantees above the set limit.

The use of reserves and provisions involves their drawing and release into income. Reserves and provisions are used when loans are sold or written off against the costs associated with the sale or write-off. Reserves and provisions are released into income in circumstances where the Bank reassesses the requirements for such provisions, for example when the loan classification is upgraded or when the loan is sold for a value greater than the net book value.

For further information refer to Note 3(i).

Reserves and provisions for loans and guarantees

	Balance at 1 January 2001	Creation	Use	FX effect	Balance at 31 December 2001
	CZK '000	CZK '000	CZK '000	CZK '000	CZK '000
Provisions for classified loans	**12,275,425**	**7,531,210**	**5,194,276**	**(234,683)**	**14,377,676**
of which: banks	13,088	35,610	35,097	(808)	12,793
of which: customers	12,262,337	7,495,600	5,159,179	(233,875)	14,364,883
Provisions for debtors in bankruptcy	**1,444,423**	**491,379**	**730,254**	**(8,450)**	**1,197,098**
of which: banks	0	0	0	0	0
of which: customers	1,444,423	491,379	730,254	(8,450)	1,197,098
Total provisions	**13,719,848**	**8,022,589**	**5,924,530**	**(243,133)**	**15,574,774**
of which: banks	13,088	35,610	35,097	(808)	12,793
of which: customers	13,706,760	7,986,979	5,889,433	(242,325)	15,561,981
Total reserves	**8,387,171**	**2,736,419**	**491,913**	**0**	**10,631,677**
Reserves and provisions	**22,107,019**	**10,759,008**	**6,416,443**	**(243,133)**	**26,206,451**

Of the aggregate reserve of CZK 10,631,677 thousand for loans and guarantees, CZK 9,709,682 thousand is tax deductible and CZK 921,995 thousand non-tax deductible. The non-tax deductible reserves are reported in the balance sheet line *'Reserves for other banking risks.'* The balance of CZK 10,631,677 thousand comprises the reserve for loans of CZK 8,780,117 thousand and the reserves for guarantees of CZK 1,851,560 thousand.

General reserve for risks and uncertainties inherent in the loan portfolio

The Bank's loan portfolio includes a number of risks that cannot be specifically identified as such.

As of 31 December 2001, the Bank maintains reserves of CZK 8,780,117 million to cover the risks and uncertainties, which may be present in the loan portfolio as of that date but which cannot be allocated to individual exposures. This reserve also covers an assessment of the Bank's participation in the aggregate losses incurred on the guaranteed risk portfolio covered by the State Guarantee (see above). The breakdown of the reserve for general risks is as follows:

Risk	Reserve CZK '000
Standard loans	3,304,600
Other general credit risks	5,475,517
TOTAL	**8,780,117**

Reserve for risks and uncertainties inherent in off balance sheet credit-related commitments and credit instruments

As of 31 December 2001, the balance of the reserve for other credit commitments was CZK 1,851,560 thousand. This reserve covers credit risks associated with issued credit commitments, off balance sheet credit instruments and the participation in the estimated losses on the guaranteed portfolio of off balance sheet exposures of the Bank pursuant to the Guarantee Agreement dated 29 December 2000 (see above).

Reserves and provisions for tangible and intangible assets

	Balance at 1 January 2001 CZK '000	Creation CZK '000	Use CZK '000	Balance at 31 December 2001 CZK '000
Provisions for tangible assets	152,000	1,145,983	83,573	1,214,410,
Provisions for intangible assets	221,000	328,663	269,014	280,649
Reserves	0	41,809	0	41,809
Total reserves and provisions	**373,000**	**1,516,455**	**352,587**	**1,536,868**

For further information refer to Note 8, sub-caption 'Restructuring costs'.

Reserves and provisions for fixed asset investments and financial investments

	Balance at 1 January 2001 CZK '000	Creation CZK '000	Use CZK '000	FX effect CZK '000	Balance at 31 December 2001 CZK '000
Provisions for fixed asset investments	533,836	395,759	177,548	(147)	751,900
Reserves for fixed asset investments	0	388,000	108,000	0	280,000
Reserves and provisions for fixed asset Investments	**533,836**	**783,759**	**285,548**	**(147)**	**1,031,900**
Provisions for financial investments	692,099	4,022,640	2,559,568	(23,558)	2,131,613
Reserves for financial investments	322,000	0	322,000	0	0
Reserves and provisions for financial investments	**1,014,099**	**4,022,640**	**2,881,568**	**(23,558)**	**2,131,613**
Total reserves and provisions	**1,547,935**	**4,806,399**	**3,167,116**	**(23,705)**	**3,163,513**

As of 31 December 2001, the Bank carried a reserve for the estimated losses of Komerční pojišťovna which are expected to exceed the entity's equity. This reserve provided for the amount of the known aggregate accumulated losses reported by the entity as of 31 December 2001.

Other reserves and provisions

	Balance at 1 January 2001 CZK '000	**Creation CZK '000**	**Use CZK '000**	**Balance at 31 December 2001 CZK '000**
Closure of foreign representative offices	21,200	0.	21,200	0
Termination of lease agreements	100,000	96,000	100,000	96,000
Legal disputes	0	100,385	1,439	98,946
Disposal of redundant inventories	0	49,400	12,612	36,788
Advisory costs	55,810	152,603	99,977	108,436
Equity compensation program	53,000	130,447	174,624	8,823
Wages and salaries	262,516	1,396,100	1,464,554	194,062
Other risks	0	314,837	205,802	109,035
Total other reserves	**492,526**	**2,239,772**	**2,080,208**	**652,090**
Provisions for other receivables	**254,738**	545,738	239,759	**560,717**
Total other reserves and provisions	**747,264**	2,785,510	2,319,967	**1,212,807**

10 Taxation

The major components of corporate income tax expense are as follows:

	Year ended 31 December 2001 CZK '000	Year ended 31 December 2000 CZK '000
Tax payable - current year	745,167	10,547
Tax paid - prior year	17,355	(51)
Deferred tax movement	728	6,912
Total income tax expense	**763,250**	17,408

The tax of CZK 17,355 thousand paid in the prior year primarily represents an additional tax charge assessed by the tax office pursuant to its tax review in respect of the year ended 31 December 1999.

The corporate tax rate for the year ended 31 December 2001 is 31 % (2000: 31 %). The effective tax rate as of 31 December 2001 is 23 % (2000: zero %). The tax on the operating profit differs from the theoretical amount that would arise using the basic tax rate as follows:

	Year ended 31 December 2001 CZK '000	Year ended 31 December 2000 CZK '000
Profit/(loss) before tax (current tax rate)	3,367,455	(202,239)
Profit before tax (special tax rate)	19,437	70,312
Profit/(loss) before tax	**3,386,892**	(131,927)
Theoretical tax credit calculated at a tax rate of 31% and 15%, respectively (1999: 31%)	1,046,827	(52,147)
Income not taxable, primarily interest	(4,387,458)	(7,240,426)
Expenses not deductible for tax purposes	4,669,200	6,987,102
- Provisions for loan losses	1,390,943	1,278,674
- Other non-deductible costs	3,278,257	5,708,428
Utilisation of tax losses carried forward	(558,148)	316,018
Non-consolidated tax losses (only consolidation)		
Other	(20,812)	
Movement on deferred tax	728	6,912
Tax allowance	(4,442)	
Income tax expense	**742,980**	6,912
Other tax expense (15% foreign dividend tax)	**2,915**	10,547
Prior period tax expense	**17,355**	(51)
Withholding tax (15% local dividend tax)	0	0
Total income tax expense	**763,250**	17,408

The Bank's tax liability is calculated based upon the accounting profit/(loss) taking into account tax non-deductible expenses and tax exempt income or income subject to the final tax rate.

The Bank's tax liability as of 31 December 2001 was calculated taking into the account the availability and use of its tax losses carried forward from previous accounting periods. At the beginning of July 2001, the tax office allowed the Bank to increase the limit for tax deductible provisions for the year 2000 by CZK 4 billion in excess of the statutory provisioning limit. This gave rise to a tax loss in 2000 which is available for utilisation in 2001. As of 31 December 2001 the Bank has no corporate income tax losses to carry forward into future accounting periods.

Deferred income tax

Deferred income taxes are calculated on all temporary differences using the corporate income tax rate effective for the following year, that is 31 percent (2000: 31 percent).

The movement on the deferred income tax account is as follows:

	Year ended 31 December 2001 CZK '000	Year ended 31 December 2000 CZK '000
At beginning of period	(80,391)	(73,479)
- fixed asset depreciation	21,124	(6,912)
- penalty interest and contractual penalties	(21,852)	0
At end of period	**(81,119)**	(80,391)

The movement in the deferred income tax account comprises the movement in accelerated tax depreciation. Deferred income tax assets and liabilities are attributable to the following items:

	31 December 2001 CZK '000	31 December 2000 CZK '000
Deferred income tax liabilities		
Accelerated tax depreciation	(59,267)	(80,391)
Penalty interest and contractual penalties	(21,852)	0
Other temporary differences	0	0
	(81,119)	(80,391)
Deferred income tax assets		
General and specific loan loss provisions	394,000	2,387,000
Reserves and provisions for assets	450,970	0
Other reserves	124,870	0
Provisions for non-banking receivables	64,395	0
Tax loss carry forwards	0	118,000
Unrealised losses on securities	190,848	290,000
Fixed asset depreciation	0	0
Other temporary differences	85,286	268,000
	1,310,369	3,063,000
Net deferred income tax asset before adjustment	**1,229,250**	2,982,609
Adjustment for uncertain realisation of tax asset	**(1,310,369)**	(3,063,000)
Net deferred income tax liability	**(81,119)**	(80,391)

The reduction in the unrecognised deferred tax asset as of 31 December 2001 when compared with the prior year end reflects primarily changes in the treatment of the general reserves held by the Bank as of 31 December 2001 pursuant to the prospective application of amendments to the Act on Reserves. The Act as presently drafted requires that the Bank release these provisions in the accounting periods ending 31 December 2005.

11 Extraordinary income, extraordinary costs

	Year ended 31 December 2001 CZK '000	Year ended 31 December 2000 CZK '000
Extraordinary income	825,799	218,176
Extraordinary costs	(274,986)	(61,341)
Net extraordinary income	**550,813**	**156,835**

Extraordinary income and costs principally consist of income and costs that relate to the previous accounting period, such as the recognition of identified errors and unbooked transactions and also exceptional events that relate to the current period but are not part of the Bank's normal business, such as losses incurred, damages and compensation for damage.

For the year ended 31 December 2001, extraordinary income and costs principally consisted of non-recurring income and costs of CZK 428 million and CZK 121 million, respectively, from the write-off and write back of receivables and payables held in suspense and clearing accounts. A significant proportion of these balances arose as a result of payment transactions at the beginning of the 1990's in connection with the Bank's migration to a new banking system for domestic payments and unsettled amounts that were due to the clean and documentary payment system being effected through a local banking intermediator.

Extraordinary income and costs additionally comprise income and costs arising from a transaction effected in 2000 under which a loan insured by EGAP was transferred and the insurance company paid the insurance claim. The aggregate income and costs recognised as a result of this transaction amounted to CZK 154 million and CZK 180 million, respectively.

During the year ended 31 December 2001, the Bank corrected errors in the recognition of fair values of certain derivative transactions. The difference of CZK 95 million between the carrying value and the actual fair value was recorded as extraordinary income.

As of 31 December 2001, the balance of identified deficits and damage is CZK 24 million, of which CZK 8 million was recognised as income as a result of financial surpluses and compensation collected in respect of the deficits and damage.

12 Cash in hand, deposits with central banks, treasury bills

Cash and balances with central banks comprise:

	31 December 2001 CZK '000	31 December 2000 CZK '000
Cash in hand	8,687,988	7,913,287
Balances with the Czech National Bank	8,571,854	11,873,740
Total cash and balances with central banks	**17,259,842**	**19,787,027**

Balances with the Czech National Bank include:

	31 December 2001 CZK '000	31 December 2000 CZK '000
Obligatory minimum reserves	6,101,355	5,055,577
Deposits repayable on demand	2,470,499	6,818,163
Total	**8,571,854**	**11,873,740**

As of 31 December 2001, obligatory minimum reserves bore interest at 2 percent per annum.

Government treasury bills and other treasury bills

	31 December 2001 CZK '000	31 December 2000 CZK '000
Government treasury bills	15,517,207	11,368,789
Other treasury bills	79,673,000	64,857,000
Total	**95,190,207**	**76,225,789**

As of 31 December 2001, treasury bills received under repo transactions amounted to CZK 93,200,000 thousand (2000: CZK 64,857,000 thousand).

13 Amounts due from banks

	31 December 2001 CZK '000	31 December 2000 CZK '000
Term placements and loans to banks	74,442,392	104,458,493
Advances due from central banks (repo transactions)	81,172,000	70,854,000
Placements with other banks	951,464	1,120,527
Total	**156,565,856**	**176,433,020**
Specific provisions against balances due from financial institutions	(12,793)	(13,088)
Total due from banks	**156,553,063**	**176,419,932**

Advances due from central banks are collateralised by treasury bills and other debt securities issued by Czech National Bank of CZK 79,673,000 thousand (2000: CZK 64,857,000 thousand) and the Ministry of Finance of the Czech Republic of CZK 13,527,000 thousand (2000: CZK nil).

The year-on-year decrease in the balances due from banks is partially attributable to the transfer of amounts due from the former Konsolidační banka, which was transformed into a non-banking institution Česká konsolidační agentura as of 1 September 2001, from the amounts due from banks to the amounts due from customers. As of 31 December 2001, the Bank recorded the aggregate balances due from Česká konsolidační agentura of CZK 49,765,145 thousand (2000: CZK 52,642,417 thousand).

Set out below is an analysis by remaining maturity:

	31 December 2001 CZK '000	31 December 2000 CZK '000
On demand	215,475	777,073
Less than 3 months	149,737,756	113,580,988
Less than 1 year	5,585,531	10,157,397
From 1 to 2 years	2,370	5,558,125
From 2 to 4 years	877,030	10,359,067
From 4 to 5 years	0	36,000,370
Over 5 years	147,694	0
Total	**156,565,856,**	**176,433,020**

The proportion of loans with remaining maturity less than one year to the aggregate balances due from banks represents 99.34 percent (2000: 70.57 percent).

Written off loans and income from written off loans to banks comprise:

	31 December 2001 CZK '000	31 December 2000 CZK '000
Written off loans	0	0
Income from written off loans	0	84,746

14 Amounts due from customers

Amounts due from customers comprise:

	31 December 2001 CZK '000	31 December 2000 CZK '000
Loans and advances to customers	207,538,870	144,642,615
Bills of exchange	912,141	1,356,267
Forfaits	873,969	1,676,295
Total gross loans and advances to customers	**209,324,980**	**147,675,177**
Less provisions for loan losses	(15,561,981)	(13,706,760)
Total amounts due from customers, net	**193,762,999**	**133,968,417**

The substantial increase in the amounts due from customers is due primarily to the transfer of amounts due from the former Konsolidační banka from the amounts due from banks to the amounts due from customers. Česká konsolidační agentura (the Czech Consolidation Agency, henceforth 'ČKA') was formed as the legal successor to Konsolidační banka Praha, s. p. ú. ('Konsolidační banka') pursuant to Czech Consolidation Agency Act No. 239/2001 Coll., which took effect on 1 September 2001 (the 'Act'). ČKA was established as the legal successor of Konsolidační banka under Section 19 of the Act. Under Section 1 of the Act, the commitments of ČKA, as was the case with its legal predecessor Konsolidační banka (under Section 44a of Banking Act No. 21/1992 Coll.), are guaranteed by the Czech State.
As of 31 December 2001, the Bank recorded the amount of CZK 49,765,145 thousand due from ČKA (2000: CZK 52,642,417 thousand).

Of the total forfaits of CZK 873,969 thousand (2000: CZK 1,676,295 thousand), forfaits issued by foreign debtors amount to CZK 25,735 thousand (2000: CZK 3,626 thousand).

Amounts due from customers include interest due of CZK 2,810,248 thousand (2000: CZK 1,313,578 thousand), of which CZK 958,114 thousand (2000: CZK 746,952 thousand) represents interest of loans overdue.

The loan portfolio of the Bank as of 31 December 2001 comprises the following breakdown by classification:

	Gross receivable	Collateral applied	Net exposure	Provisions	Carrying value	Provisions
	CZK '000	CZK '000	CZK '000	CZK '000	CZK '000	%
Standard	144,233,634	92,494,995	51,738,639	0	144,233,634	0
Watch	26,025,490	14,179,234	11,846,256	712,588	25,312,902	6.02
Substandard	11,153,160	8,099,453	3,053,707	566,317	10,586,843	18.55
Doubtful	11,051,522	5,870,900	5,180,622	1,967,308	9,084,214	37.97
Loss	16,861,174	1,701,093	15,160,081	12,315,768	4,545,406	81.24
Total	**209,324,980**	**122,345,675**	**86,979,305**	**15,561,981**	**193,762,999**	**17.89**

* Provisioning percentage by category does not conform to the requirement of the Czech National Bank as the 'Collateral' item does not reflect the state guarantee value as described below in this note.

Set out below is the breakdown of loans by sector:

	2001	2000
	CZK '000	CZK '000
Agriculture	7,966,347	9,523,368
Processing industry	47,467,797	51,351,373
Distribution and production of energy	8,211,798	7,772,629
Construction	3,965,532	4,944,530
Trade, catering, transport and communication	34,642,891	32,024,323
Insurance, banking	11,296,311	11,353,573
Česká konsolidační agentura */	49,765,145	0
Other	46,009,159	30,705,381
Total loans to clients	**209,324,980**	**147,675,177**

*/ Loans to ČKA were carried within the amounts due from banks as of 31 December 2000.

Set out below is an analysis by remaining maturity:

	2001	2000
	CZK '000	CZK '000
On demand	1,926,460	1,040,497
Less than 3 months	38,638,360	25,246,014
Less than 1 year	43,598,226	42,725,242
From 1 to 2 years	10,925,658	13,684,318
From 2 to 4 years	67,800,015	23,627,029
From 4 to 5 years	7,009,597	10,473,330
Over 5 years	39,426,664	30,878,747
Total	**209,324,980**	**147,675,177**

The proportion of loans with remaining maturity less than one year to the aggregate balances due from customers represents 40.21 percent (2000: 46.73 percent).

Written off loans and income from written off loans to customers by sector comprise:

	2001	2000
	CZK '000	CZK '000
Agriculture	17,214	100,017
Processing industry	34,814	1,150,614
Distribution and production of energy	0	36,115
Construction	3,121	157,904
Trade, catering, transport and communication	46,481	1,406,906
Insurance, banking	248	1,217,801
Other	25,168	1,068,433
Total written off loans	**127,046**	**5,137,790**
Current account debit balances written off	25,788	69,434
Total written off receivables	**152,834**	**5,207,224**
Income from written off receivables	**2,252,415**	**7,402,881**

Of the receivables written off, the write-off of CZK 99,640 thousand was covered by provisioning charges and the write-off of CZK 228 thousand was covered by the use of general reserves.

Income from written off receivables from customers amounted to CZK 2,252,415 thousand. Of this aggregate balance, recoveries from fully written off receivables from customers amounted to CZK 2,245,211 thousand and income from current account debit balances amounted to CZK 7,204 thousand. Income from written off receivables from customers also include proceeds of CZK 1,414,909 thousand from the sale of fully written off receivables to Konpo.

Set out below is an analysis of types of collateral underlying loans and advances to customers:

	Total client loan collateral	Discounted client loan collateral value	Applied client loan collateral value	Total client loan collateral	Discounted client loan collateral value	Applied client loan collateral value
	31 December 2001	31 December 2001	31 December 2001	31 December 2000	31 December 2000	31 December 2000
	CZK '000	CZK '000	CZK '000	CZK '000	CZK '000	CZK '000
Guarantees of state and governmental institutions	60,813,434	59,366,992	54,973,068	8,498,194	7,873,019	2,751,820
Bank guarantee	3,729,202	2,807,939	2,386,895	2,773,817	2,644,199	2,419,500
Guaranteed deposits	1,552,622	1,550,699	1,224,617	1,496,346	1,496,146	988,300
Issued debentures in pledge	12,994,754	12,994,754	12,994,754	4,000	3,200	3,200
Pledge of real estate	155,856,443	45,226,625	29,567,293	177,920,335	72,555,149	45,738,000
Pledge of movable assets	10,040,130	978,664	947,858	6,498,491	657,715	657,714
Guarantee by corporate entity	17,421,275	1,808,369	1,691,600	19,738,960	9,988,326	8,324,944
Guarantee by individual (physical entity)	4,821,407	535,533	530,379	4,069,403	3,373,621	2,811,803
Pledge of receivables	17,285,404	7,110,070	6,101,565	6,580,620	5,024,855	4,188,052
Insurance of credit risk	5,042,738	4,972,319	4,939,587	6,616,379	6,616,379	6,616,379
Other	13,312,544	9,009,984	6,988,059	13,264,991	9,627,391	8,726,585
Total nominal value of collateral	**302,869,953**	**146,361,948**	**122,345,675**	**247,461,537**	**119,859,999**	**83,226,297**

The pledges on industrial real-estate represent 57 percent of total pledges on real estate (2000: 60 percent).

State guarantee covering losses on the Bank's risk assets

On 29 December 2000, the Bank entered into an agreement with Konsolidační banka under which Konsolidační banka will cover losses, up to a maximum amount of CZK 20,000 million, which may be incurred over a three year period, which began on 31 December 2000, on a defined portfolio of classified exposures. This agreement was signed on 29 December 2000 on the basis of the resolution of the Government of the Czech Republic dated 18 December 2000. The guarantee applies to the net book value (defined as principal less specific provision) of assets classified as substandard, doubtful and loss (in accordance with relevant CNB regulations) as of 31 December 2000. This defined portfolio corresponds largely with that portfolio held within the Bank's Debt Recovery Division. The payment under the guarantee agreement is effected through a mechanism whereby the Bank's participation increases as the aggregate loss incurred on the defined portfolio increases. The Bank will retain these assets on its balance sheet and continue to maximise recovery. The difference between the net book value as of 31 December 2000 and the actual amount recovered by December 2003 is covered by the guarantee up to a maximum amount of CZK 20,000 million. In accordance with the agreement this amount will be settled in either cash or Government securities by 30 June 2004.

The table below sets out the structure of the Bank's participation in losses incurred on the guaranteed portfolio:

Final losses (CZKm)	Guarantee paid by Konsolidační banka	Bank's participation in final losses	Bank's cumulative participation in final losses (CZKm)
0 - 10,000	95%	5%	500
10,000 - 20,000	CZK 9,500 million plus 85% of the amount over CZK 10,000 million	CZK 500 million plus 15% of the amount over CZK 10,000 million	2,000
20,000 - 25,000	CZK 18,000 million plus 40% of the amount over CZK 20,000 million	CZK 2,000 million plus 60% of the amount over CZK 20,000 million	5,000
Over 25,000	CZK 20,000 million	CZK 5,000 million plus 100% of the amount over CZK 25,000 million	-

The Bank is required to report regularly to Konsolidační banka (now the Czech Consolidation Agency) on the administration of the assets and the expected losses on the guaranteed exposures.

The state guarantee became effective at the beginning of October 2001 following the decision of the Economic Competition Protection Office, dated 20 September 2001, to cease its proceedings in connection with the guarantee as set out in the Guarantee Agreement dated 29 December 2000 regarding the provision of public support, pursuant to the Public Support Act No. 59/2000 Coll.

Reserves and provisions to cover the Bank's participation in the expected final losses on the guaranteed portfolio

The Bank establishes provisions, on an accruals basis, to cover its participation in the aggregate losses that it estimates will be incurred on the guaranteed portfolio. As of 31 December 2001, the Bank carried within its general reserve an amount of CZK 4,449,677 thousand which represents the Bank's present assessment of its participation in the estimated aggregate losses on the guaranteed portfolio (that is, total losses in the amount of approximately CZK 24,500 million). Management of the Bank monitors closely the expected development of the guaranteed portfolio through a series of scenario analyses and assessments of a large number of individual exposures representing a substantial proportion of the nominal value outstanding. The scenarios and assessments employed reflect the uncertainties arising from the absence of benchmark recovery rates when using systematic recovery efforts in the Czech Republic, the weaknesses in the legal framework regarding the enforcement of creditor rights and the intention of management to realise substantially all of the portfolio over a three year time horizon. Based on the facts presently available and given that the Bank has only twelve months experience of realisation of the guaranteed portfolio, management consider it appropriate and prudent to maintain its estimate of the aggregate loss at a level similar to that as of 31 December 2000. Management will continue to monitor developments in the guaranteed portfolio and will revisit its estimates again during 2002.

Exchange of non-performing assets transferred to Konpo as part of the restructuring of assets in March 2000

On 29 January 2001, the Bank entered into an agreement with Konpo, a subsidiary of Česká konsolidační agentura, under which it agreed to take back certain assets transferred to it under an original agreement dated 25 March 2000. Under this latter agreement the Bank had transferred non-performing assets with a nominal value of CZK 60,000 million. The Bank replaced these assets which did not comply with the parameters of the original agreement with other assets of the quality that did so. The final exchange of assets that had a gross nominal value of CZK 2,958 million took place on 31 May 2001. The transfers were effected at a price representing 60 percent of the gross nominal value of the assets, that is, the same price that was used in transferring the assets in March 2000. The financial impact of this asset transfer on the Bank's profit and loss statement was negative and amounted to CZK 435 million.

Syndicated loans granted

The Bank acts as an agent, arranger, co-arranger or participant in syndicated loan arrangements and in circumstances where it acts as an agent it also assumes the role of an arranger or co-arranger. The table below reflects only those loan facilities where the Bank acts as an agent and the Bank's participation was lower than 100 percent as of 31 December 2001 (the table excludes balances where a portion of the loan is sold on a secondary market).

Non-banking syndicated loans

	Participation CZK '000	Interest rate (%)	Portion of risk (%)
Komerční banka, a. s.	866,159	6.58	50.00
Other creditors	866,159		50.00
Total to client 1*	**1,732,318**		**100.00**
Komerční banka, a. s.	1,527,940	6.99	55.56
Other creditors	1,222,132		44.44
Total to client 2*	**2,750,072**		**100.00**
Komerční banka, a. s.	112,888,	7.76	28.19
Other creditors	287,566		71.81
Total to client 3*	**400,454**		**100.00**
Komerční banka, a. s.	1,529,528	3.28	60.00
Other creditors	1,019,686		40.00
Total to client 4*	**2,549,214**		**100.00**

* The Bank does not indicate names of its clients as a result of banking secrecy restrictions.

15 Trading securities

Trading securities comprise:

	31 December 2001 Fair value CZK '000	31 December 2001 Carrying value CZK '000	31 December 2000 Fair value CZK '000	31 December 2000 Carrying value CZK '000
Trading shares and participation certificates	**168,032**	**168,294**	**173,023**	**180,171**
Less provisions	**0**	**(264)**	**0**	**(7,198)**
Net book value of shares	**168,032**	**168,030**	**173,023**	**172,973**
Fixed income debt securities	2,464,987	2,455,998	1,770,537	1,776,564
Variable yield debt securities	553,013	553,078	1,279,158	1,276,663
Debt securities	**3,018,000**	**3,009,076**	**3,049,695**	**3,053,227**
Less provisions	**0**	**(539)**	**0**	**(3,026)**
Net book value of debt securities	**3,018,000**	**3,008,537**	**3,049,695,**	**3,049,693**
of which: own debt securities	243,189	241,974	667,873	680,309
of which: debt security coupons	62,074	62,074	0	0
Total trading securities	**3,186,032**	**3,176,567**	**3,222,718**	**3,222,666**

As of 31 December 2001, all securities held for trading include securities that are publicly listed on stock exchanges.

Trading shares and participation certificates at cost comprise:

	31 December 2001 CZK '000	31 December 2000 CZK '000
Trading shares and participation certificates		
- Czech crowns	168,294	180,171
- Other currencies	0	0
Trading shares and participation certificates	**168,294**	**180,171**

Shares held for trading at cost, allocated by issuer, comprise:

	31 December 2001 CZK '000	31 December 2000 CZK '000
Trading shares and participation certificates		
- Financial institutions in the Czech Republic	0	4,639
- Non-banking entities in the Czech Republic	168,294	175,532
Total trading shares and participation certificates	**168,294**	**180,171**

Trading debt securities at cost comprise:

	31 December 2001 CZK '000	31 December 2000 CZK '000
Variable yield debt securities		
- Czech crowns	553,078	1,041,067
- Other currencies	0	235,596
Total variable yield debt securities	**553,078**	**1,276,663**
Fixed income debt securities		
- Czech crowns	2,455,998	1,401,566
- Other currencies	0	374,998
Total fixed income debt securities	**2,455,998**	**1,776,564**
Total trading debt securities	**3,009,076**	**3,053,227**

Trading debt securities at cost, allocated by issuer, comprise:

	31 December 2001 CZK '000	31 December 2000 CZK '000
Trading debt securities issued by		
- State institutions in the Czech Republic	1,411,601	460,927
- Financial institutions in the Czech Republic	522,635	761,646
- Foreign financial institutions	124,852	29,219
- Other entities in the Czech Republic	937,148	1,284,988
- Other foreign entities	12,840	516,447
Total trading debt securities	**3,009,076**	**3,053,227**

16 *Fixed asset investments in subsidiary and associated undertakings*

	Registered office address	Bank's direct holding (%)		Number of shares held by the Bank		Profit/ (loss) (2000)	Equity (2000)	Nominal value of shares (CZK '000) in 2001
		2001	2000	2001	2000			
Subsidiary undertakings								
ALL IN, a. s., v likvidaci	Praha 1, Vodickova 30	100	100	209	209	(15,391)	84,054	213
Investiční kapitálová společnost KB, a. s.	Dlouhá 34, 110 15 Praha1	100	100	500	500	85,898	244,980	100
Penzijní fond Komerční banky, a. s.	Praha 1, Na Příkopě 33	100	100	2,000	2,000	292,242	1,296,969	100
Komerční banka Bratislava, a. s.	Medená 6, 811 02 Bratislava	100	100	5,000	5,000	16,663	415,604	SKK 100 thousand
Komerční pojišťovna, a. s.	Jindřišská 17, 111 21 Praha 1	100	100	9,000	9,000,	(6,598)	279,153	50
Factoring KB, a. s.	Na Poříčí 36, 110 02, Praha 1	100	100	8,400	8,400	7,758	99,200	10
Komercni Finance, B. V.	Drentestraat 24, 1083 HK Amsterdam, Netherlands	100	100	40	40	19,795	20,432	NLG 1 thousand
ASIS, a. s.	Nám. OSN 1/844, 190 02 Praha 9	100		10				100
Reflexim, a. s.	Bolzanova 3, 110 00 Praha 1	100		10				100
A-TRADE, s. r. o.	Truhlářská 18, 110 00 Praha 1	75	75	210,000	210,000	(170,021)	32,715	1
MUZO, a. s.	V Olšinách 80/626, 150 05 Praha 10	49.9	49.9	50,900	50,900	164,310	361,395	1
Associated undertakings								
CAC LEASING, a. s.	Janáčkovo nábřeží 55/140, 150 05 Praha 5	50	50	1130	1130	99,968	567,152	100
Všeobecná stavební spořitelna KB, a. s.	Bělehradská 128, 120 21 Praha 2	40	40	2,000	2,000	225,498	1,322,293	100
CAC LEASING Slovakia, a. s.	Hurbanovo nám. 1 811 06 Bratislava	10	10	50	50	53,482	104,071	SKK 100

	31 December 2001			31 December 2000		
	Investment	Provision	Net book value	Investment	Provision	Net book value
	CZK '000	CZK '000	CZK '000	CZK '000	CZK '000	CZK '000
Subsidiary undertakings						
ALL IN, a. s., v likvidaci	40,017	(40,017)	0	100,000	(15,750)	84,250
Investiční kapitálová společnost KB, a. s.	75,000	0	75,000	75,000	0	75,000
Penzijní fond Komerční banky, a. s.	230,000	0	230,000	230,000	0	230,000
Komerční banka Bratislava, a. s.	411,433	0	411,433	438,366	(22,711)	415,656
Komerční pojišťovna, a. s.	520,000	(520,000)	0	520,000	(306,589)	213,411
Factoring KB, a. s.	90,000	0	90,000	90,000	0	90,000
Komercní Finance, B. V.	580	0	580	637	0	637
ASIS, a. s.	1,000	0	1,000	0	0	0
Reflexim, a. s.	1,000	0	1,000	0	0	0
A-TRADE, s. r. o.	210,000	(191,883)	18,117	210,000	(183,764)	26,236
MUZO, a. s.	60,998	0	60,998	0	0	0
Total subsidiary undertakings	**1,640,028**	**(751,900)**	**888,128**	**1,664,003**	**(528,814)**	**1,135,189**
Associated undertakings						
CAC LEASING, a. s.	110,900	0	110,900	110,900	0	110,900
MUZO, a. s.	0	0	0	60,998	0	60,998
Všeobecná stavební spořitelna KB, a. s.	220,000	0	220,000	220,000	0	220,000
CAC LEASING Slovakia, a. s.	3,740	0	3,740	3,985	0	3,985
Bankovní institut, a. s.	0	0	0	8,400	(5,022)	3,378
Českomoravská záruční a rozvojová banka, a. s.	0	0	0	60,000	0	60,000
Burza cenných papírů Praha, a. s.	0	0	0	30,469	0	30,469
Total associated undertakings	**334,640**	**0**	**334,640**	**494,752**	**(5,022)**	**489,730**
Total fixed asset investments	**1,974,668**	**(751,900)**	**1,222,768**	**2,158,755**	**(533,836)**	**1,624,919**

In the first half of 2001, the Bank acquired a 100 percent equity interest in two companies and transformed these investments into wholly owned and controlled subsidiaries:

- Reflexim, a. s. – with effect from 1 July 2001 the Bank transferred approximately 450 staff and the related support operations to this newly established subsidiary; and

- ASIS, a. s. – with effect from 1 September 2001 the Bank transferred approximately 250 staff and the related information technology user support and other activities to this newly established subsidiary.

Komerční pojišťovna, a. s. incurred significant losses in the year ended 31 December 2001 principally related to the continuing substantial acquisition costs associated with its life insurance portfolio, unprofitability of its third party motor liability insurance and losses incurred in the settlement of liabilities arising from its industrial commercial insurance portfolio. These losses primarily follow the review of the adequacy of the technical reserves for its lines of business and a reassessment of the accounting treatment of the Komerční pojistovna's share in the auto insurance deficit administered by the Czech Bureau of Insurance. In December 2001, the Bank approved the plan to increase the company's share capital by 1,050 shares of ordinary stock in the aggregate amount of CZK 105 million (nominal value of one share being CZK 100 thousand) at an issue rate of CZK 275 thousand per share. Following the resolution of its sole shareholder, Komerční pojišťovna filed a proposal to update the corporate details held at the Register of Companies maintained by the Municipal Court in Prague. In January 2002, the Bank made a cash deposit of CZK 288.75 million in Komerční pojišťovna. Of this balance, CZK 105 million represents the nominal value of the issued shares (share capital increase of Komerční pojišťovna) and CZK 183.75 million is the share premium amount. The aggregate capital increase amounts to CZK 288.75 million. The management of the Bank is currently reviewing options available to it in further recapitalising and restructuring this business. The Bank has indicated that it will continue to provide financial support to Komerční pojistovna, a. s., such that it is able to meet legal and regulatory requirements applicable to the entity.

Following the previous decision of the Bank to substantially reduce the activities of the ALL IN Group, the company ALL IN, a. s., v likvidaci was put into liquidation on 1 April 2001. The carrying value of the Bank's investment in this company reflects the estimated recoveries from the liquidation process. Having discontinued its real estate development activities, A-TRADE, s. r. o., significantly reduced its operations and presently only administers and maintains a residual portfolio of assets which have not been transferred to the Bank. Management of the Bank has been negotiating the sale of this entity.

The Bank has presented its interest in MUZO as at 31 December 2001 as an interest in subsidiary. In prior accounting periods MUZO was accounted for as an associate. In 2001 the management consider that the Bank, directly or indirectly, has the power to exercise control over the financial and operating policies of MUZO.

Management of the Bank has written down the carrying value of investments in the Bank's group companies to reflect its present estimate of the recoverable value of these investments.

During 2001, the Bank sold its equity interest in Bankovní institut, a. s. The equity holdings in Českomoravská záruční a rozvojová banka, a. s., and Burza cenných papírů Praha, a. s. (the Prague Stock Exchange) were transferred to the available-for-sale securities portfolio.

17 Other financial investments

Other financial investments comprise:

	31 December 2001 Fair value CZK '000	**31 December 2001 Carrying value CZK '000**	31 December 2000 Fair value CZK '000	31 December 2000 Carrying value CZK '000
Shares and participation certificates	**4,158,304,**	**4,239,866**	**4,714,563**	**5,153,312**
Less provisions	**0**	**(81,562)**	**0**	**(582,716)**
Net book value of shares	**4,158,304**	**4,158,304**	**4,714,563**	**4,570,596**
Fixed income debt securities	20,050,586	20,351,914	20,855,212	20,949,710
Variable yield debt securities	11,389,207	12,608,903	13,162,995	13,162,995
Treasury bills	485,151	481,037	4,030,066	4,030,066
Debt securities	**31,924,943**	**33,441,854**	**38,048,273**	**38,142,771**
Less provisions	**0**	**(2,050,051)**	**0**	**(109,382)**
Net book value of debt securities	**31,924,943**	**31,391,803**	**38,048,273**	**38,033,389**
of which: own debt securities	836,674	836,674	1,551,693	1,551,693
Total other financial investments	**36,083,248**	**35,550,107**	**42,762,836**	**42,603,985**
Securities available for sale	**34,274,056**	**33,753,585**	**30,014,206**	**29,855,355**
Investments held to maturity	**1,809,192**	**1,796,522**	**12,748,630**	**12,748,630**

Other financial investments comprise securities available for sale and investments held to maturity. As of 1 January 2001, reflecting the requirements of the amended chart of accounts and accounting procedures for banks, the Bank revised its security investment strategy and allocated the securities held in the investment portfolio into new portfolios. Securities carried in the available for sale category are provisioned to cover a temporary or permanent impairment in circumstances where the market value is lower than the net carrying amount of the securities. The Bank provisions any impairment of investments held to maturity if the impairment results from the deterioration of credit risk attached to the security's issuer or underlying assets and is other than temporary.

Securities available for sale

Securities available for sale comprise:

	31 December 2001 Fair value CZK '000	**31 December 2001 Carrying value CZK '000**	31 December 2000 Fair value CZK '000	31 December 2000 Carrying value CZK '000
Shares and participation certificates	**4,158,304,**	**4,239,866**	**4,714,563**	**5,153,312**
Less provisions	**0**	**(81,562)**	**0**	**(582,716)**
Net book value of shares	**4,158,304**	**4,158,304**	**4,714,563**	**4,570,596**
Fixed income debt securities	18,241,394	18,555,392	17,476,870	17,571,368
Variable yield debt securities	11,389,207	12,608,903	7,822,773	7,822,773
Treasury bills	485,151	481,037	0	0
Debt securities	**30,115,751**	**31,645,332**	**25,299,643**	**25,394,141**
Less provisions	**0**	**(2,050,051)**	**0**	**(109,382)**
Net book value of debt securities	**30,115,751**	**29,595,281**	**25,299,643**	**25,284,759**
of which: own debt securities	0	0	781,279	781,279
of which: debt security coupons	816,766	816,766	0	0
Total securities available for sale	**34,274,056**	**33,753,585**	**30,014,206**	**29,855,355**

As of 31 December 2001, the available-for-sale portfolio includes securities at cost of CZK 16,789,434 thousand (2000: CZK 16,249,372 thousand) that are publicly traded on stock exchanges and securities at cost of CZK 19,095,764 thousand (2000: CZK 14,298,081 thousand) that are not publicly traded.

Shares available for sale at cost comprise:

	31 December 2001 CZK '000	31 December 2000 CZK '000
Shares and participation certificates available for sale issued by		
- Czech crowns	4,234,194	5,147,087
- Other currencies	5,672	6,225
Total shares and participation certificates available for sale	**4,239,866**	**5,153,312**

Shares available for sale at cost, allocated by issuer, comprise:

	31 December 2001 CZK '000	31 December 2000 CZK '000
Shares and participation certificates available for sale issued by		
- Non-banking entities in the Czech Republic	4,234,194	5,147,087
- Foreign non-banking entities	5,672	6,225
Total shares and participation certificates available for sale	**4,239,866**	**5,153,312**

Debt securities available for sale at cost comprise:

	31 December 2001 CZK '000	31 December 2000 CZK '000
Variable yield debt securities		
- Czech crowns	1,088,276	6,122,101
- Other currencies	11,520,627	1,700,672
Total variable yield debt securities	**12,608,903**	**7,822,773**
Fixed income debt securities		
- Czech crowns	14,371,872	15,555,813
- Other currencies	4,183,520	2,015,555
Total fixed income debt securities	**18,555,392**	**17,571,368**
Treasury bills	**481,037**	**0**
Total debt securities available for sale	**31,645,332**	**25,394,141**

Debt securities available for sale at cost, allocated by issuer, comprise:

	31 December 2001 CZK '000	31 December 2000 CZK '000
Debt securities available for sale issued by		
- State institutions in the Czech Republic	5,165,778	4,031,537
- Financial institutions in the Czech Republic	3,989,464	6,160,406
- Foreign financial institutions	304,960	436,587
- Other entities in the Czech Republic	3,732,296	3,763,577
- Other foreign entities	18,452,834	11,002,034
Total debt securities available for sale	**31,645,332**	**25,394,141**

Investments held to maturity

Investments held to maturity comprise:

	2001 Fair value CZK '000	**2001 Carrying value CZK '000**	2000 Fair value CZK '000	2000 Carrying value CZK '000
Fixed income debt securities	1,809,192	1,796,522	3,378,342	3,378,342
Variable yield debt securities	0	0	5,340,222	5,340,222
Treasury bills	0	0	4,030,066	4,030,066
Debt securities	**1,809,192**	**1,796,522**	**12,748,630**	**12,748,630**
Less provisions	**0**	**0**	**0**	**0**
Net book value of debt securities	**1,809,192**	**1,796,522**	**12,748,630**	**12,748,630**
of which: own debt securities	836,674	836,674	770,414	770,414

As of 31 December 2001, the held-to-maturity portfolio includes securities of CZK 1,796,522 thousand (2000: CZK 999,063 thousand) that are publicly traded on stock exchanges and securities of CZK nil (2000: CZK 11,749,568 thousand) that are not publicly traded.

Debt securities held to maturity at cost comprise:

	31 December 2001 CZK '000	31 December 2000 CZK '000
Variable yield debt securities		
- Czech crowns	0	0
- Other currencies	0	5,340,222
Total variable yield debt securities	**0**	**5,340,222**
Fixed income debt securities		
- Czech crowns	1,035,141	5,029,128
- Other currencies	761,381	2,379,280
Total fixed income debt securities	**1,796,522**	**7,408,408**
Total debt securities held to maturity	**1,796,522**	**12,748,630**

Investments held to maturity at cost, split by issuer, comprise:

	31 December 2001 CZK '000	31 December 2000 CZK '000
Debt securities held to maturity issued by		
- State institutions in the Czech Republic	0	4,030,065
- Financial institutions in the Czech Republic	1,035,141	917,717
- Other entities in the Czech Republic	0	81,346
- Other foreign entities	761,381	7,719,502
Total debt securities held to maturity	**1,796,522**	**12,748,630**

As of 31 December 2001, the proportion of fixed income debt securities and securities with maturity less than one year to the aggregate balance of fixed income debt securities and securities represents 9.43 percent (2000: 23 percent).

Equity securities

As of 31 December 2001, the Bank holds 56 percent of the issued participation certificates of Otevřený podílový fond Globální ('Globální'). Globální is managed by IKS KB, a. s., the Bank's asset management subsidiary, and the Bank acts as a depositary institution. As of 31 December 2001, Globální's portfolio included 6.75 percent domestic equity securities, 9.23 percent international equities, 4.92 percent participation certificates, 22.46 percent local debt securities, and 26.64 percent foreign debt securities. The remaining portion of the portfolio consists of current receivables, accounts with banks and foreign accounts. As of 31 December 2001, the Bank carries its interest in Globální at a cost of CZK 4,068 million (2000: CZK 4,111 million).

In the last quarter of 2001, the Bank sold 9.99 percent of the issued share capital of Česká pojišťovna, a. s., the largest insurance company in the Czech Republic (of which 4.87 percent of the issued share capital was publicly traded). The Bank realised a profit of CZK 588,174 thousand from this sale.

In the last quarter of 2001, the Bank sold 69.42 percent of the issued share capital of Česká zbrojovka, a. s., a Czech small arms manufacturer. The investor was selected pursuant to a standard tender initiated in June 2001 and was approved by the Bank's Management and Supervisory Boards. A Share Purchase Agreement was entered into in November 2001 and this transaction was effected in December 2001. The Bank realised a profit of CZK 3,703 thousand from this sale.

As of 31 December 2001, the Bank holds 77.18 percent (2000: 77.18 percent) of the issued share capital of Vodní stavby, a. s., a large Czech construction company. The Bank acquired the majority of these shares in connection with the liquidation of the company and the recovery of a syndicated facility provided to Vodní stavby, a. s., in prior years. The Bank has attributed no value to this shareholding as of 31 December 2001. Pursuant to Section 183 b (4) (a) (2) of the Commercial Code, the Bank does not exercise and does not intend to exercise voting rights, which are equivalent to a 57.22 percent shareholding (of the aggregate 77.18 percent shareholding of the Bank), attached to these shares nor will the Bank pass the voting rights to other parties. The Bank's Management Board has discussed a further course of action in relation to the holding of these shares. Negotiations that were conducted with regard to the sale of the shares and the aggregate loan exposure had not been successful by the close of 2001.

Asset Backed Securities

In the last quarter of 2000 and the first half of 2001, the Bank acquired an unlisted portfolio of USD denominated collateralised bond obligations ('CBO') or asset backed securities ('ABS') issued by a series of special purpose corporations. The acquisition cost of the whole portfolio was USD 426 million. The portfolio of asset backed securities has an average credit rating of A2 (Moody's) as of 31 December 2001 and a substantial portion of the securities have ratings issued by other recognised international rating agencies. The securities bear a fix or floating interest rate based on USD LIBOR.

Pursuant to the requirements of IAS 39 the Bank allocated these securities into the available for sale portfolio and the held to maturity portfolio as of 1 January 2001. In December 2001, management of the Bank determined that all asset backed securities are to be held in the available for sale category. This transfer was implemented as of 31 December 2001. The decision on the allocation of the securities was made by the Bank's new majority shareholder in connection with the Bank's privatisation reflecting the fact that Société Générale's global strategy is to carry such securities as available for sale. The transfer of the asset backed securities to the available for sale category had no impact on the profit and loss statement. The Bank, from mid-2001, has provisioned for the impairment of the asset backed securities held in both categories on a consistent basis.

The Bank established a provision for impairment of CZK 1,958,888 thousand as of 31 December 2001 against the asset backed securities, the carrying value of which, net of impairment, is CZK 13,437,359 thousand. Management considers that this impairment charge represents its best estimate of the net recoverable value of these assets and reflects changes in market credit conditions in the markets of the underlying assets since the purchase of the portfolio. The Bank used the same model also for the fair value of the credit linked note (refer to Other debt securities).

Other debt securities

Securities issued by banks include a credit linked note (the 'note') with a nominal value of Euro 9.5 million, issued by an internationally recognised bank, which amortises to zero over the ten years to its maturity pursuant to the payment schedule. The note bears interest based on a margin over three month EURIBOR. This note forms part of a credit derivative instrument acquired by the Bank during 2000 under which it sold credit protection to an international financial institution. The maximum exposure of the Bank under this agreement is Euro 100 million. The aggregate exposure amortises over the ten year life of the instrument. Off balance sheet instruments of Euro 100 million associated with this transaction (the so called 'credit default swaps') are shown within issued banking payment guarantees. In September and December 2001, the Bank received notices of credit events in respect of two reference assets within the contract. The credit quality of other reference assets has also deteriorated. If the aggregate loss exceeds the contracted threshold, the Bank is required to pay the amount over the threshold to the issuer. The Bank has created provisions for potential losses in respect of this instrument in the amount of CZK 244,007 thousand as of 31 December 2001.

The Bank holds a portfolio of CZK denominated debt obligations issued by large international corporates through private placements. The carrying value of this portfolio was CZK 3,053,647 thousand as of 31 December 2001 (2000: CZK 7,105,010 thousand) as a result of the redemption of a one of the investments.

TO BE CONTINUED

18 Tangible and intangible fixed assets

Tangible fixed assets

The movements during the year ended 31 December 2001 are as follows:

	Land	Buildings	Other	Acquisition of assets	Total
	CZK '000	CZK '000	CZK '000	CZK '000	CZK '000
Cost					
31 December 2000	368,191	12,108,718	7,602,514	723,331	20,802,754
Additions	159,902	231,897	206,706	795,338	1,393,843
Disposals	10,922	54,031	523,845	1,151,133	1,739,931
31 December 2001	**517,171**	**12,286,584**	**7,285,376**	**367,536**	**20,456,666**
Accumulated depreciation and provisions					
31 December 2000	0	2,671,130	5,924,104	0	8,595,233
Additions - accumulated depreciation	0	487,673	751,788	0	1,239,461
Disposals - accumulated depreciation	0	54,031	523,845	0	577,876
Provisions	0	1,016,841	5,251	40,319	1,062,411
31 December 2001	**0**	**4,121,613**	**6,157,298**	**40,319**	**10,319,231**
Net book value					
31 December 2000	**368,191**	**9,437,589**	**1,678,410**	**723,331**	**12,207,521**
31 December 2001	**517,171**	**8,164,970**	**1,128,078**	**327,217**	**10,137,435**

As of 31 December 2001, the aggregate balance of provisions against tangible fixed assets was CZK 1,214,410 thousand.

Intangible fixed assets

The movements during the year ended 31 December 2001 are as follows:

	Intangible fixed assets CZK '000	Acquisition of assets CZK '000	Total CZK '000
Cost			
31 December 2000	1,649,115	317,334	1,966,449
Additions	874,986	967,312	1,842,298
Disposals	3,300	972,834	976,134
31 December 2001	**2,520,801**	**311,812**	**2,832,613**
Accumulated amortisation and provisions			
31 December 2000	872,870	221,000	1,093,870
Additions - accumulated amortisation	558,108	0	558,108
Disposals - accumulated amortisation	3,270	0	3,270
Provisions	219,537	(159,889)	59,648
31 December 2001	**1,647,245**	**61,111**	**1,708,356**
Net book value			
31 December 2000	**776,245**	**96,334**	**872,579**
31 December 2001	**873,556**	**250,701**	**1,124,257**

The impairment charge and the basis for it are set out in Note 8 "Restructuring costs". As of 31 December 2001, the balance of tangible and tangible fixed assets held as part of the branch network, which the Bank intends to dispose of in the medium term of as and when market and business conditions allow, shown in the table above have a net book value of approximately CZK 2,500 million.

In addition the balance of tangible and intangible fixed assets include other assets which have been previously been identified as not in use, available for sublet or sale with a net book value of CZK 590 million.

Tangible fixed assets held under finance leases

	Amount in CZK '000
Instalments paid including lease advances and prepaid rent	1,056,889
Breakdown of future lease payments	416,575
Of which: up to 1 year	163,825
up to 5 years	252,750
over 5 years	0
Sum of instalments for the whole term of expected lease	**1,473,464**

19 Other assets

	31 December 2001 CZK '000	31 December 2000 CZK '000
Receivables from fair values of derivative transactions	7,850,739	3,312,219
Settlement balances	347,347	154,000,
Other receivables from securities trading	3,238	32,155
Estimated receivables	572,097	35,597
Other assets	1,652,334	2,852,175
Total	**10,425,755**	**6,386,146**
Less provisions	**(560,717)**	**(254,738)**
Total other assets	**9,865,038**	**6,131,408**

As of 31 December 2001, prepayments and accrued income amounted to CZK 1,266,529 thousand (2000: CZK 3,772,856 thousand).

20 Amounts owed to banks

	31 December 2001 CZK '000	31 December 2000 CZK '000
Amounts owed to banks - current accounts	1,056,545	1,156,868
Account with the Czech National Bank	2,496,843	4,998,012
Other amounts owed to banks	119,677,665	98,100,297
Total amounts owed to banks	**123,231,053**	**104,255,177**

Set out below is an analysis by remaining maturity:

	31 December 2001 CZK '000	31 December 2000 CZK '000
On demand	3,553,388	6,154,880
Less than 3 months	105,722,088	82,381,224
Less than 1 year	5,515,783	8,459,407
From 1 to 2 years	120,524	233,107
From 2 to 4 years	3,690,642	993,447
From 4 to 5 years	20,524	22,520
Over 5 years	4,608,104	6,010,592
Total	**123,231,053**	**104,255,177**

The balance of amounts owed to banks with remaining maturity less than one year includes the amount of CZK 95,426,861 thousand (2000: CZK 71,012,809 thousand) which represents the balance of payables from securities that are pledged by the Bank as loan collateral under reverse repo transactions.

21 Amounts owed to customers

	31 December 2001 CZK '000	31 December 2000 CZK '000
Current accounts	130,994,890	109,961,663
Savings accounts	21,339,296	24,833,587
of which: on demand	1,493,401	1,691,682
Term deposits	117,802,386	104,229,629
Deposits from budget of public sector	7,469,286	7,784,786
of which: on demand	7,469,286	7,784,786
Off-budget deposits of public sector	7,297,004	5,851,758
of which: on demand	3,004,816	5,237,094
Loans from customers	180,243	34,962,268
Total amounts owed to customers	**285,083,105**	**287,623,691**

Set out below is an analysis by remaining maturity:

	31 December 2001 CZK '000	31 December 2000 CZK '000
On demand	142,962,393	124,675,225
Less than 3 months	111,469,381	120,932,073
Less than 1 year	23,202,023	34,599,258
From 1 to 2 years	6,591,168	6,926,714
From 2 to 4 years	472,727	250,426
From 4 to 5 years	230,145	215,766
Over 5 years	155,268	24,229
Total	**285,083,105**	**287,623,691**

22 Certificates of deposit and similar debentures

Certificates of deposit and similar debentures comprise:

	31 December 2001 CZK '000	31 December 2000 CZK '000
Bonds	21,693,571	23,000,000
Mortgage bonds	7,104,647	6,600,000
Total certificated debts	**28,798,218**	**29,600,000**
Certificates of deposit	619	720
Depository promissory notes	31,707,884	0
Total	**60,506,721**	**29,600,720**

Publicly tradable mortgage bonds are issued to fund the Bank's mortgage activities.

Certificates of deposits and certificated debts comprise depository promissory notes as of 31 December 2001. As of 31 December 2000, these products amounting to CZK 25,152,676 thousand were reported as amounts owed to customers.
Certificated debts are repayable, according to remaining maturity, as follows:

	31 December 2001 CZK '000	31 December 2000 CZK '000
Less than 1 year	10,191,488	0
From 1 to 2 years	0	10,000,000
From 2 to 3 years	17,273,249	0
From 3 to 4 years	0	18,500,000
Over 4 years	1,333,481	1,100,000
Total certificated debts	**28,798,218**	**29,600,000**

The proportion of certificated debts with remaining maturity less than one year to the aggregate balance of the certificated debts represents 35.39 percent (2000: nil percent).

The bonds and medium-term notes detailed above include the following bonds and notes issued by the Bank:

Name	**Interest rate**	**Issue date**	**Maturity date**	**31 December 2001 CZK '000**	**31 December 2000 CZK '000**
Bonds of Komerčni banka, a. s., CZ0003700429	6M PRIBOR plus 15 basis points (bps)	10 February 1997	10 February 2002	6,134,244	6,000,000
Zero coupon bonds of Komerčni banka, a. s., 770970000947	Zero coupon (issued with discount for CZK 3,805 million)	8 August 1997	8 August 2004	6,378,749	8,000,000
Bonds of Komerčni banka, a. s., CZ0003700452	6M PRIBOR plus 10 basis points	29 September 1997	29 September 2002	4,057,244	4,000,000
Mortgage bonds of Komerčni banka, a. s., CZ0002000110	8.125% (mortgage bonds 2)	13 May 1999	13 May 2004	4,205,834	4,000,000,
Mortgage bonds of Komerčni banka, a. s., CZ0002000102	8.0% (mortgage bonds 1)	15 June 1999	15 June 2004	1,565,333	1,500,000
Bonds of Komerčni banka, a. s., CZ0003700528	8.0%	10 September 1999	10 September 2004	5,123,333	5,000,000
Mortgage bonds of Komerčni banka, a. s., CZ0002000151	6M PRIBOR plus 350 basis points (mortgage bonds 3)	15 September 2000	15 September 2007	1,333,481	1,100,000
Total bonds				**28,798,218**	**29,600,000**

Six-month PRIBOR was 448 basis points as of 31 December 2001 (2000: 557 basis points).

23 *Subordinated liabilities*

As of 31 December 2001, the Bank had commitments from long-term accepted loans of a special nature relating to a subordinated debt of CZK 7,251,800 thousand (USD 200,000 thousand). In 1998, Komerční Finance, B. V. (a wholly owned subsidiary of the Bank) issued guaranteed step-up callable notes due 15 May 2008, bearing interest at 9 percent per annum to 15 May 2003 and then interest at a rate per annum equal to the sum of the six-month dollar deposit LIBOR for the relevant payment period plus 5 percent. The notes constitute direct, unsecured, unconditional, subordinated obligations of Komerční Finance, B. V., which are irrevocably, fully and, subject to subordination, unconditionally guaranteed as to principal, premium and interest by the Bank. The notes are redeemable at the option of Komerční Finance, B. V., in whole on any interest payment date on or after 15 May 2003. The nominal value of the subordinated debt is USD 200 million.

24 *Other liabilities*

	31 December 2001 CZK '000	31 December 2000 CZK '000
Payables from fair values of derivative transactions	4,295,952	2,701,642
Settlement balances and outstanding balances	0	349,867
Payments in clearing	3,207,991	6,557,268
Other payables to customers	132,246	1,239,181
Other trading payables	528,625	458,345
Other liabilities	3,455,891	4,496,964
Estimated payables	1,768,713	144,289
Corporate income tax	672,993	0
Deferred tax	81,119	80,391
Total	**14,143,530**	**16,027,947**

As of 31 December 2001, accruals and deferred income amounted to CZK 826,799 thousand (2000: CZK 2,530,932 thousand).

25 *Share capital*

The Bank's share capital, legally registered in the Register of Companies on 11 February 2000, is CZK 19,004,926 thousand and consists of 38,009,852 ordinary shares with a nominal value of CZK 500 each (ISIN: CZ0008019106).

In connection with the sale of the State's controlling interest in the Bank held by the National Property Fund of the Czech Republic, Société Générale S. A., incorporated under French law, having its registered office address at 29, boulevard Haussmann, 75009 Paris, France, acquired a 60.001 percent shareholding in the Bank on 4 October 2001. Société Générale is a French joint stock company registered in the Register of Companies (Registre du Commerce et Sociétés) under no. RCS Paris 552 120 222. Société Générale operates as a licensed bank pursuant to a resolution issued on 4 May 1864 and is subject to the regulatory requirements of the French Companies Act (Loi sur les Sociétés Commerciales 66-537, 24 July 1966) and the French Banking Act (Loi Bancaire 84-46, 24 January 1984).

CONSOLIDATED PROFIT AND LOSS STATEMENT

YEAR ENDED 31 DECEMBER 2001

	Notes	**Year ended 31 December 2001 CZKm**	Year ended 31 December 2000 CZKm
Interest income	4	**29,019**	29,919
Interest expense	4	**(15,816)**	(16,918)
Net interest income		**13,203**	13,001
Net fees and commissions	6	**8,379**	7,265
Net profit/(loss) on financial operations	7	**1,521**	965
Other income	8	**3,330**	2,984
Total operating income		**26,433**	24,215
Administrative expenses	9	**(12,461)**	(12,467)
Depreciation and other provisions	10	**(4,086)**	(3,333)
Restructuring costs	11	**(1,755)**	(827)
Total operating costs		**(18,302)**	(16,627)
Profit/ (loss) attributable to exclusion of companies from consolidation	12	**(17)**	471
Income from share of associated undertakings	25	**761**	415
Profit before provision for loan and investment losses and income taxes		**8,875**	8,474
Provision for loan losses		***(2,922)***	*(8,569)*
Provision for losses on securities		***(1,970)***	*0*
Provision for investments in subsidiaries and associates		***(35)***	*(5)*
Provisions for loan and investment losses	13	**(4,927)**	(8,574)
Profit/(loss) before income taxes		**3,948**	(100)
Income taxes	14	**(986)**	(121)
Net profit/(loss) before minority interest		**2,962**	(221)
Profit/ (loss) attributable to minority interest		**(58)**	-
Net profit/ loss		**2,904**	(221)
Earnings/(loss) per share (in CZK)		**76**	(6)

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED BALANCE SHEET

AS OF 31 DECEMBER 2001

	Notes	31 December 2001 CZKm	31 December 2000 CZKm
Assets			
Cash and balances with the central bank	17	**18,361**	20,887
Amounts due from banks	18	**156,909**	124,473
Securities held for trading	19	**4,360**	15,909
Receivables on financial derivative transactions	36	**7,819**	3,314
Due from Česká konsolidační agentura	20	**49,765**	52,642
Loans and advances to customers, net	21	**136,681**	127,391
Securities available for sale	22	**35,249**	29,843
Investments held to maturity	23	**1,453**	12,077
Prepayments, accrued income and other assets	24	**6,297**	7,440
Investments in associates and unconsolidated subsidiaries	25	**1,724**	1,358
Tangible and intangible fixed assets, net	26	**12,815**	13,756
Total assets		**431,433**	**409,090**
Liabilities			
Amounts owed to banks	27	**30,918**	41,793
Amounts owed to customers	28	**318,394**	279,510
Payables on financial derivative transactions	36	**4,309**	2,705
Certificated debt	29	**27,492**	36,099
Accruals, provisions and other liabilities	30	**16,493**	20,137
Income taxes payable	14	**693**	38
Deferred tax liability	31	**664**	97
Subordinated debt	32	**7,335**	7,546
Total liabilities		**406,298**	**387,925**
Shareholders' equity			
Share capital	33	**19,005**	19,005
Share premium and reserves		**5,922**	2,160
Total shareholders' equity		**24,827**	**21,165**
Minority interest		**208**	**0**
Total liabilities and shareholders' equity		**431,433**	**409,090**

The accompanying notes are an integral part of these consolidated financial statements.

These financial statements were approved by the Management Board on 26 March 2002.

Signed on behalf of the Management Board:

Alexis Juan — Chairman of the Management Board and CEO

Tomas Spurny — Member of the Management Board and Deputy CEO

CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY

YEAR ENDED 31 DECEMBER 2001

	Share capital	Share premium	Capital and reserve funds and undistributed profit*	Compen -sation reserve	Hedging reserve	Revaluation reserve	Total
	CZKm	CZKm	CZKm	CZKm	CZKm	CZKm	CZKm
Balance at 31 December 1999	16,604	6,008	(3,678)	0	0	0	18,934
Share capital increase	2,401	0	0	0	0	0	2,401
Settlement of prior year losses	0	(6,008)	6,008	0	0	0	0
Equity compensation program reserve	0	0	0	53	0	0	53
Other transfers			(2)				(2)
Net loss for the year	0	0	(221)	0	0	0	(221)
Balance at 31 December 2000	**19,005**	**0**	**2,107**	**53**	**0**	**0**	**21,165**
Effect of adoption of IAS 39, net of tax							
- derivative instruments reclassified from hedging derivatives	0	0	140	0	0	0	140
- hedging instruments	0	0	0	0	139	0	139
- available for sale securities	0	0	96	0	0	0	96
Restated balance at 1 January 2001	**19,005**	**0**	**2,343**	**53**	**139**	**0**	**21,540**
Cash flow hedging:							
- net fair value, net of tax	0	0	0	0	969	0	969
- transfer to net profit, net of tax	0	0	0	0	(236)	0	(236)
Currency translation from foreign investments	0	0	0	0	0	(56)	(56)
Treasury shares	0	0	(151)	0	0	0	(151)
Equity compensation program reserve	0	0	0	(44)	0	0	(44)
Net profit for the period	0	0	2,904	0	0	0	2,904
Balance at 31 December 2001	**19,005**	**0**	**5,096**	**9**	**872**	**(56)**	**24,927**

* Capital and reserve funds and undistributed profit consists of statutory reserve funds, reserve funds for treasury shares, other funds created from profit and retained earnings.

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED CASH FLOW STATEMENT

YEAR ENDED 31 DECEMBER 2001

	Year ended 31 December 2001 CZKm	Year ended 31 December 2001 CZKm	Year ended 31 December 2000 CZKm	Year ended 31 December 2000 CZKm
Cash flows from operating activities				
Interest and commission receipts	38,544		41,188	
Interest and commission payments	(17,889)		(20,348)	
Other income receipts	4,834		3,810	
Cash payments to employees and suppliers	(10,839)		(10,553)	
Operating cash flow before changes in operating assets and operating liabilities	14,850		14,097	
Due from financial institutions	(29,559)		(44,988)	
Loans and advances to customers	(10,917)		45,339	
Securities held for trading	10,715		(6,481)	
Other assets	(8,429)		(4,996)	
(Increase)/decrease in operating assets	(38,190)		(11,126)	
Amounts owed to financial institutions	(10,799)		(16,463)	
Amounts owed to customers	38,884		28,250	
Other liabilities	(2,540)		4,005	
Increase/(decrease) in operating liabilities	25,545		15,792	
Net cash flow from operating activities before taxes	2,205		18,763	
Income taxes paid	(90)		(20)	
Net cash flows from operating activities		2,115		18,743
Cash flows from investing activities				
Purchase of investments held to maturity	(761)		0	
Net purchase/(sale) of securities available for sale	5,494		(19,120)	
Net purchase/(sale) of tangible and intangible fixed assets	(422)		(1,826)	
Net purchase/(sale) investments in subsidiaries and associates	60		377	
Net cash flow from investing activities		4,371		(20,569)
Cash flows from financing activities				
Share capital	0		2,401	
Certificated debts	(8,936)		(82)	
Net cash flow from financing activities		(8,936)		2,483
Net increase/(decrease) in cash and cash equivalents	(2,450)		657	
Cash and cash equivalents at beginning of year	19,765		19,108	
Cash and cash equivalents at end of year (see Note 34)		17,315		19,765

The accompanying notes are an integral part of these consolidated financial statements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

YEAR ENDED 31 DECEMBER 2001

1 *Principal activities*

The Financial Group of Komerční banka, a. s. (the 'Group') consists of Komerční banka, a. s. (the 'Bank') and 14 subsidiaries and associated undertakings. The parent enterprise is incorporated in the Czech Republic as a joint-stock company. The principal activities of the Bank are as follows:

I. Providing loans, advances and guarantees in Czech Crowns and foreign currencies;
II. Acceptance and placement of deposits in Czech Crowns and foreign currencies;
III. Providing current and term deposit accounts in Czech Crowns and foreign currencies;
IV. Providing banking services through an extensive branch network in the Czech Republic;
V. Treasury operations in the interbank market;
VI. Servicing foreign trade transactions; and
VII. Investment banking.

The Bank generates a substantial proportion of income and represents substantially all of the assets and liabilities of the Group.

The registered office address of the Bank is Na Příkopě 33/969, 114 07 Prague 1, Czech Republic. The Bank has 342 branches and sub-agencies in the Czech Republic.

In addition to its operations in the Czech Republic, the Group has operations in Slovakia through its subsidiary Komerční banka Bratislava, a. s. and in the Netherlands through its subsidiary Komerční Finance B. V. (a special purpose vehicle used to raise funds for the Group on the international financial markets).

The Bank's ordinary shares are publicly traded on the Prague Stock Exchange. Société Générale, a French bank, became the majority shareholder of the Bank on 4 October 2001 following its purchase of a 60 percent shareholding in the Bank which had been held by the Czech Government through the National Property Fund.

The main activities of subsidiary companies of the Bank as of 31 December 2001:

Company name	Direct holding %	Group holding %	Principal activity	Registered office
ALL IN, a. s., v likvidaci	100	100	Valuation services	Prague
Investiční kapitálová společnost KB, a. s.	100	100	Investment funds management company	Prague
Penzijni fond Komerčni banky, a. s.	100	100	Pension fund	Prague
Komerční banka Bratislava, a. s.	100	100	Banking services	Bratislava
Komerční pojišťovna, a. s.	100	100	Insurance activities	Prague
Komerční Finance, B. V.	100	100	Finance	Amsterdam
Factoring KB, a. s.	100	100	Factoring	Prague
Reflexim, a. s.	100	100	Support activities (operations services)	Prague
ASIS, a. s.	100	100	Support activities (information technologies)	Prague
A-TRADE, s. r. o.	75	100	Agency services	Prague
MUZO, a. s.	49.9	51.25	Payment support services	Prague

In the first half of 2001, the Bank acquired a 100 percent equity interest in two companies and transformed these investments into wholly owned and controlled subsidiaries:

- Reflexim, a. s. – with effect from 1 July 2001 the Bank transferred approximately 450 staff and the related support operations to this newly established subsidiary; and

- ASIS, a. s. – with effect from 1 September 2001 the Bank transferred approximately 250 staff and the related information technology user support and other activities to this newly established subsidiary.

Komerční pojišťovna, a. s. incurred significant losses in the year ended 31 December 2001 principally related to the continuing substantial acquisition costs associated with its life insurance portfolio, unprofitability of its third party motor liability insurance and losses incurred in the settlement of liabilities arising from its industrial commercial insurance portfolio. These losses primarily follow the review of the adequacy of the technical reserves for its lines of business and a reassessment of the accounting treatment of the Komercni pojistovna's share in the auto insurance deficit administered by the Czech Bureau of Insurance. In December 2001, the Bank approved the plan to increase the company's share capital by 1,050 shares of ordinary stock in the aggregate amount of CZK 105 million (nominal value of one share being CZK 100 thousand) at an issue rate of CZK 275 thousand per share. Following the resolution of its sole shareholder, Komerční pojišťovna filed a proposal to update the corporate details held at the Register of Companies maintained by the Municipal Court in Prague. In January 2002, the Bank made a cash deposit of CZK 288.75 million in Komerční pojišťovna. Of this balance, CZK 105 million represents the nominal value of the issued shares (share capital increase of Komerční pojišťovna) and CZK 183.75 million is the share premium amount. The aggregate capital increase amounts to CZK 288.75 million. The management of the Bank is currently reviewing options available to it in further recapitalising and restructuring this business. The Bank has indicated that it will continue to provide financial support to Komercni pojistovna, a. s., such that it is able to meet legal and regulatory requirements applicable to the entity.

Following the previous decision of the Bank to substantially reduce the activities of the ALL IN Group, the company ALL IN, a. s., v likvidaci was put into liquidation on 1 April 2001. The carrying value of the Bank's investment in this company reflects the estimated recoveries from the liquidation process. Having discontinued its real estate development activities, A-TRADE, s. r. o. significantly reduced its operations and presently only administers and maintains a residual portfolio of assets which have not been transferred to the Bank. Management of the Bank has been negotiating the sale of this entity but has not completed the sale at the date of this report.

The company Penzijní fond Komerční banky is not included in the group of consolidated companies as, in accordance with the "Act on Pension Funds", the Group has limited rights regarding the distribution of profits. In prior accounting periods the Group has elected not to take its share of the reported profits leaving them to benefit the pension policy holders. The Bank acts as the investment manager of the fund.

The Group has consolidated its interest in MUZO for the year ended 31 December 2001. In prior accounting periods MUZO was accounted for as an associate and consolidated using the equity method. Management considers that the Group, directly or indirectly, has the power to exercise control over the financial and operating policies of MUZO. Společnost pro informační databáze, a. s., is fully owned and controlled by MUZO but has been dormant for the accounting period ended 31 December 2001.

The main activities of associated companies of the Bank as of 31 December 2001:

Company name	Direct holding %	Group holding %	Principal activity	Registered office
CAC LEASING, a. s.	50	50	Leasing	Prague
Všeobecná stavební spořitelna KB, a. s.	40	40	Building society	Prague
CAC LEASING Slovakia, a. s.	10	50	Leasing	Bratislava

During 2001, the Bank sold its equity interest in Bankovní institut, a. s. The equity holdings in Českomoravská záruční a rozvojová banka, a. s., and Burza cenných papírů Praha, a. s. (the Prague Stock Exchange) were transferred to the available-for-sale securities portfolio.

2 *Principal developments during the year ended 31 December 2001*

State guarantee

Pursuant to a Government resolution dated 18 December 2000, the Bank entered into an agreement with Konsolidační banka under which Konsolidační banka covers losses incurred by the Bank, up to a maximum amount of CZK 20,000 million, incurred over a three year period, beginning on 31 December 2000, on a defined portfolio of classified exposures. This agreement has been taken into account when determining the value of the Bank's assets and the level of required provisions for loan losses reported as of 31 December 2000 and 31 December 2001. Further details of this guarantee arrangement and its impact on provisioning for loan losses can be found in Note 21 to these financial statements.

Restructuring of the Bank

The Management Board of the Bank continued to implement its restructuring program initiated in 2000. During the year ended 31 December 2001, the principal steps within this program have been as follows:

- The centralisation and redistribution of certain support activities to a subsidiary of the Bank with the objective of localising the provision of internal services within the Bank's financial group and reducing operating costs (approximately 450 staff were relocated when this measure came into effect on 1 July 2001);

- The centralisation and redistribution of user support services and other activities relating to information technologies to a subsidiary with the objective of localising these services within the Bank's financial group and reducing operating costs (approximately 250 staff were relocated when this measure came into effect on 1 September 2001);

- The centralisation of selected back-office activities and rationalisation of back-office processes within the Bank, with a headcount reduction of up to 30 percent (including the regionalisation of accounting units into 9 locations and the headcount reduction is approximately 30 percent, with effect from 1 July 2001 and the partial centralisation of the loan portfolio management function into 9 locations, with effect from 1 October 2001).

These and other measures have led to a reduction in the Group's headcount by 420 or 4 percent, to 10,995 during the year ended 31 December 2001 compared to 11,415 as of 31 December 2000.

The Group's financial results for the year ended 31 December 2001 have been impacted by costs associated with the continuing restructuring of its operations, losses incurred by its insurance subsidiary and a charge of CZK (1,959) million in respect of its portfolio of asset backed securities. Management considers that the ongoing restructuring program has and will continue to improve the operating performance of the Group.

Privatisation of the Bank

On 28 June 2001, the Government of the Czech Republic approved the French bank Société Générale in the tender to acquire the State's 60 percent shareholding in the Bank. Société Générale acquired 60 percent of the issued share capital of the Bank for a consideration of approximately EUR 1,186 million, or approximately CZK 40 billion.

On 12 July 2001, Société Générale entered into a Share Purchase Agreement with the National Property Fund to acquire the State's 60 percent shareholding in the Bank.

Société Générale obtained control of the Bank following the approval of the Czech National Bank and the Securities Commission and the cessation of the proceedings of the Economic Competition Protection Office regarding public support in connection with the provision of the guarantee by Konsolidační banka for a selected portfolio of low quality assets up to the amount of CZK 20 billion.

The Supervisory Board of the Bank accepted the resignation of the seven members of the Bank's Management Board and elected a new Management Board on 5 October 2001 comprising five members: Mr Alexis Juan, Mr Patrice Cheroutre, Mr Matúš Púll, Mr Peter Palečka and Mr Tomas Spurny.

At the Extraordinary Meeting held on 8 October 2001, the shareholders of the Bank approved new Articles of Incorporation and elected a new Supervisory Board.

The changes involved amendments to the governance model of the Bank and the relationship between the Management and Supervisory Boards enhancing the authority of the Management Board and the Executive Committee (the newly established management body for the day-to-day management of the Bank's operations).

On 5 October 2001, the Management Board appointed the following officers of the Bank to its Executive Committee:

Name	Position	Area of responsibility
Alexis Juan	Chairman of the Management Board and CEO	Strategy, sales, marketing, information technology, operations, investment banking
Peter Palečka	Vice-chairman of the Management Board and 1st Deputy CEO	Secretariat, legal services, public relations, compliance, organisational structure
Patrice Cheroutre	Member of the Management Board and Deputy CEO	Risk management
Matúš Púll	Member of the Management Board and Deputy CEO	Corporate banking
Tomas Spurny	Member of the Management Board and Deputy CEO	Finance and corporate planning
Phillippe Delacarte	Deputy CEO	Small and medium-sized companies
Michel Fenot	Deputy CEO	Distribution network
Jiří Huml	Deputy CEO	Information technologies and operations
Radomír Lašák	Deputy CEO	Distribution network
André Léger	Deputy CEO	Marketing and retail banking
Marek Stefanowicz	Deputy CEO	Investment banking
Karel Vašák	Deputy CEO	Human resources
Jan Kubálek	Executive Vice-president	Alternative distribution channels
Pascal Dupont	Executive Vice-president	Risk management
Michal Heřman	Executive Vice-president	Finance

Tomas Spurny, Jiří Huml and Radomír Lašák have resigned since 1 January 2002.

Société Générale made five appointments to the new nine-member Supervisory Board (Didier Alix, Séverin Cabannes, Jean-Louis Mattei, Christian Poirier and Petr Laube). The remaining four seats are taken by a representative of the National Property Fund (Jan Juchelka) and three representatives elected by the employees of the Bank (Pavel Krejčí, Jan Kučera and Miroslava Šmídová).

In accordance with relevant legislation, the obligation to acquire the shares of minority shareholders does not apply when a controlling stake is acquired as part of the privatisation of the State's shareholdings. Therefore Société Générale has not made an offer to repurchase the shares held by the Bank's minority shareholders.

3 *Principal accounting policies*

The principal accounting policies adopted in the preparation of these consolidated financial statements are set out below:

(a) Basis of accounting

The consolidated financial statements are prepared in accordance with and comply with International Accounting Standards ('IAS') effective for the year ended 31 December 2001. The consolidated financial statements are prepared on an accrual basis of accounting whereby the effects of transactions and other events are recognised when they occur and they are reported in the consolidated financial statements of the periods to which they relate, and on the going concern assumption. The consolidated financial statements include a balance sheet, a profit and loss statement, a statement of changes in shareholders' equity, a cash flow statement and notes to the financial statements. In certain instances, the reported amounts relating to the previous accounting period have been reclasified for comparison purposes.

The consolidated financial statements are prepared under the historical cost convention, as modified by the revaluation of available-for-sale investment securities, financial assets and financial liabilities held for trading and all derivative contracts.

In 2001, the Bank adopted IAS 39 Financial Instruments: Recognition and Measurement. The financial effects of adopting IAS 39 are reported in the consolidated statement of changes in shareholders' equity. Further information is disclosed in accounting policies for Derivative financial instruments and hedging, Trading securities, Investment securities and Originated loans and provisions for loan impairment and in the related notes. Prior to the adoption of IAS 39, all debt and equity securities, except for trading securities, were measured at amortised cost or cost respectively, providing for permanent value impairments. IAS 39 has been applied prospectively in accordance with the requirements of the standard.

The Group maintains its books of accounts and prepares statements for regulatory purposes in accordance with Czech accounting principles and those of other jurisdictions in which the Group operates. The accompanying financial statements are based on the accounting records of the Group, together with appropriate adjustments and reclassifications necessary for fair presentation in accordance with IAS. A reconciliation of consolidated reserves and profit for the year reported under Czech accounting principles to reserves and profit for the year reported under IAS is shown in Note 38 to these financial statements.

The presentation of consolidated financial statements in conformity with IAS requires management to make estimates and assumptions that effect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the financial statements and their reported amounts of revenues and expenses during the reporting period. These estimates are based on the information available as of the date of the consolidated financial statements and actual results could differ from those estimates.

The reporting currency used in the consolidated financial statements is the Czech Crown ('CZK') with accuracy to CZK million.

(b) Basis of consolidation

Subsidiary undertakings, which are those companies in which the Bank, directly or indirectly, has an interest of more than one half of the voting rights or otherwise has power to exercise control over the operations, have been fully consolidated. Subsidiaries are consolidated from the date on which effective control is transferred to the Bank and are no longer consolidated from the date of disposal. All intercompany transactions, balances and unrealised surpluses and deficits on transactions between group companies have been eliminated.

These accounting policies are applicable to fully consolidated subsidiaries and, where necessary, they have been changed to ensure consistency with the policies adopted by the Bank.

Investments in unconsolidated subsidiaries are recognised in the consolidated balance sheet at cost less any provisions.

Investments in associated undertakings are accounted for by the equity method of accounting. These are undertakings in which the Group has between 20 percent and 50 percent of the voting rights, and over which the Group exercises significant influence, but which it does not control. Equity accounting involves recognising in the profit and loss statement the Group's share of the associates' profit or loss for the period. The Group interest in the associate is carried in the balance sheet at an amount that reflects its share of net assets of the associate and includes goodwill on acquisition.

(c) Foreign currencies

Assets and liabilities denominated in foreign currencies are translated into CZK and reported in the consolidated financial statements at the exchange rate declared by the Czech National Bank ("CNB") prevailing as of the balance sheet date. Income and expenses denominated in foreign currencies are recorded in Czech Crowns in the underlying accounting system of the Group and are therefore reported in the consolidated financial statements at the official exchange rate prevailing as of the date of the transaction. Gains and losses arising from movements in exchange rates after the date of the transaction are recognised in '*Net profit/(loss) on financial operations*'. Net gains on the revaluation of fixed asset investments are recorded as a component of equity in '*Revaluation reserve*'.

(d) Originated loans and provisions for loan impairment

Loans originated by the Group by providing money directly to a borrower are categorised as loans originated by the Group and are carried at amortised cost. All loans and advances are recognised when cash is advanced to borrowers.

Loans and advances to customers and financial institutions are stated net of provisions for loan losses. A credit risk provision for loan impairment is established if there is objective evidence that the Group will not be able to collect all amounts due. The amount of the provision is the difference between the carrying amount and the recoverable amount, being the present value of expected cash flows, including amounts recoverable from guarantees and collateral, discounted based on the interest rate at inception. Specific provisions are assessed with reference to the credit standing and performance of the borrower and take into account the value of any collateral or third party guarantees.

The Group charges penalty interest to borrowers when a portion of the loan falls overdue. Pursuant to the Group's internal policies, penalty interest is not covered by the collateral set aside against the loan of the borrower. Penalty interest is accounted for on a cash basis in '*Interest income*'.

A general provision for loan impairment is established to cover losses that are judged by the management of the Group to be present in the loan portfolio as of the balance sheet date, but which have not been allocated to specific or individual exposures.

The Group writes off loss loans when clients are unable to fulfil their obligations to the Group in respect of these loans. The loan is written off against the related provision for loan impairment. Subsequent recoveries are credited to the profit and loss statement in '*Provision for loan losses*' if previously written off.

(e) Securities

Securities held by the Group are categorised into portfolios in accordance with the Group's intent on the acquisition of the securities and pursuant to the Group's security investment strategy. On the adoption of IAS 39, the Group developed security investment strategies and, reflecting the intent of the acquisition, allocated securities to 'Securities held for trading' and Investment securities to the 'Available for sale' portfolio and the 'Held to maturity' portfolio. The principal difference among the portfolios relates to the measurement approach of securities and the recognition of their fair values in the financial statements. The Group reclassified the balances of investment securities included in the financial statements as of 31 December 2000 so as to obtain comparative information for both periods.

All securities held by the Group are recognised using settlement date accounting and initially measured at their cost including transaction costs.

Securities held for trading

Securities held for trading are financial assets (equity and debt securities, treasury bills, participation certificates) acquired by the Group for the purpose of generating a profit from short-term fluctuations in prices. Subsequent to the initial recognition these securities are accounted for and stated at fair value which approximates the price quoted (mid price, that is, the average between bid and offer) on recognised stock exchanges. The Group monitors changes in fair values of securities on a daily basis and includes unrealised gains and losses in '*Net profit/(loss) on financial operations*'. Interest earned on trading securities is accrued on a daily basis and reported as '*Interest income*' in the profit and loss statement. Dividends on trading securities are recorded when declared and included as a receivable in the balance sheet line '*Prepayments, accrued income and other assets*' and in '*Net profit/(loss) on financial operations*' in the profit and loss statement.

All purchases and sales of securities held for trading that require delivery within the time frame established by regulation or market convention ('regular way' purchases and sales) are recognised as spot transactions. Transactions that do not meet the 'regular way' settlement criterion are treated as financial derivatives.

Investments held to maturity

Investments held to maturity are financial assets with fixed or determinable payments and fixed maturities that the Group has the positive intent and ability to hold to maturity. This portfolio comprises treasury bills and debt securities. Held to maturity investments are carried at amortised cost using the effective yield method, less any provision for impairment.

The Group assesses on a regular basis whether there is any objective evidence that an investment held to maturity may be impaired. A financial asset is impaired if its carrying amount is greater than its estimated recoverable amount which is equal to the present value of the expected future cash flows discounted at the financial instrument's original effective interest rate. The amount of the impairment loss for assets carried at amortised cost is calculated as the difference between the asset's carrying amount and the present value of the expected future cash flows discounted at the financial instrument's original effective interest rate. When an impairment of assets is identified, the Group recognises provisions through the profit and loss statement line *'Provision for losses on securities'.*

Available for sale securities

Available for sale securities are those financial assets that are not classified as financial assets held for trading or held-to-maturity investments. This portfolio comprises equity securities and debt securities, including asset backed securities and participation certificates. Subsequent to initial recognition, available-for-sale financial assets are re-measured at fair value based on quoted prices or amounts derived from cash flow models. In circumstances where the quoted market prices are not readily available, the fair value of debt securities is estimated using the present value of future cash flows and the fair value of unquoted equity instruments is estimated using applicable price/earnings or price/cashflow ratios refined to reflect the specific circumstances of the issuer. Unrealised gains and losses arising from changes on the fair value of securities classified as available-for-sale are recognised as they arise in the profit and loss statement line *'Net profit/(loss) on financial operations'.*

Where the impairment of securities available for sale associated with credit risk is other than temporary, the carrying amount of the security is immediately written down to its recoverable value. This writedown is included in the profit and loss statement line *'Provisions for losses on securities.'* Interest earned whilst holding available-for-sale securities is accrued on a daily basis and reported as *'Interest income'* in the profit and loss statement. Dividends on securities available for sale are recorded as declared and included as a receivable in the balance sheet line *'Prepayments, accrued income and other assets'* and in *'Net profit/(loss) on financial operations'* in the profit and loss statement. Upon payment of the dividend, the receivable is offset against the collected cash.

(f) Tangible and intangible fixed assets

Tangible and intangible fixed assets are stated at historical cost less accumulated depreciation together with accumulated impairment losses. Fixed assets are depreciated through the accumulated depreciation charge. Depreciation is calculated on a straight-line basis to write off the cost of each asset to their residual values over their estimated useful economic life. Land and assets in the course of construction are not depreciated.

The estimated useful economic lives in years are set out below:

Machinery and equipment, computers, vehicles	4
Fixtures, fittings and equipment	6
Energy machinery and equipment	12
Buildings and structures	30

The Group periodically tests its assets for impairment. Where the carrying amount of an asset is greater than its estimated recoverable amount, it is written down to its recoverable amount. Where assets are identified as being surplus to the Group's requirements management have assessed the recoverable value by reference to a net selling price based on third party valuation reports adjusted downwards for an estimate of associated sale costs.

Repairs and renewals are charged directly to the profit and loss statement when the expenditure is incurred.

(g) Leases

Assets held under finance leases, which confer rights and obligations similar to those attached to owned assets, are capitalised at their fair value and depreciated over the useful lives of assets. The capital element of each future lease obligation is recorded as a liability, while the interest elements are charged to the profit and loss account over the period of the leases to produce a constant rate of charge on the balance of capital payments outstanding.

Payments made under operating leases are charged to the profit and loss statement on a straight-line basis over the term of the lease. When an operating lease is terminated before the lease period has expired, any payment required to be made to the lessor by way of penalty is recognised as an expense in the period in which termination takes place.

(h) Provisions for charges and for guarantees and other off balance sheet credit related commitments

The Group recognises a provision when:

- It has a present obligation (legal or constructive) as a result of a past event;
- It is probable that an outflow of resources embodying economic benefits will be required to settle the obligation; and
- A reliable estimate can be made of the amount of the obligation.

In addition, the Group has established a restructuring provision. The Group recognises a provision for restructuring costs when it has formulated restructuring plan and started to implement the restructuring plan or announced its main features. Information on restructuring costs identified by the Group is given in Note 11.

In the normal course of business, the Group enters into credit related commitments which are recorded in off balance sheet accounts and primarily include guarantees, letters of credit and undrawn loan commitments. Specific provisions are made for estimated losses on these commitments on the same basis as set out in note 3 (d). The Group makes a general provision for risks that are judged by the management of the Group to be present at the balance sheet date, but which have not been allocated to specific or individual exposures.

(i) Certificated debts

Certificated debts issued by the Group are stated at amortised costs using the effective interest rate method. Interest expense arising on the issue of certificated debts is included in the profit and loss statement line 'Interest expense.'
In the event of the repurchase of its own certificated debts the Group de-recognises these debts so as to reflect the economic substance of the transaction as a repayment of the Bank's commitment and decrease its liabilities in the balance sheet line 'Certificated debt'. Gains and losses arising as a result of the repurchase of the Group's own certificated debts are included in 'Net profit/(loss) on financial operations' or in 'Net interest income.' The Bank reports the repurchased certificated debts as assets only if there exists a contractual commitment to resell the securities in the future.

(j) Recognition of income and expense

Interest income and expense are recognised in the profit and loss statement for all interest bearing instruments on an accrual basis using the effective interest rate. Interest income includes coupons earned on fixed income investments and trading securities and accrued discount and premium on treasury bills and other discounted instruments. Penalty interest is accounted for on a cash basis. Fees and commissions are recognised as income in the profit and loss statement when due.

(k) Taxation and deferred taxation

Taxation is calculated in accordance with the provisions of the relevant legislation of the Czech Republic and other jurisdictions in which the Group operates, based on the profit or loss recognised in the income statement prepared pursuant to Czech accounting standards and accounting standards of other jurisdictions.

Deferred income tax is provided, using the balance sheet liability method, for temporary differences arising between the tax bases of assets and liabilities and their carrying values for financial reporting purposes. Currently enacted tax rates are used to determine deferred income tax. The principal temporary differences arise from depreciation on property, plant and equipment, specific and general provisions for loans, securities revaluation and tax losses carried forward. Deferred tax assets in respect of tax losses carried forward and other temporary differences are recognised to the extent that it is probable that future taxable profit will be available against which the tax assets can be utilised.

Deferred tax related to fair value re-measurement of available-for-sale investments on the initial application of IAS 39 and cash flow hedges, which are charged or credited directly to consolidated equity, is also credited or charged directly to consolidated equity and is subsequently recognised in the consolidated profit and loss statement together with the deferred gain or loss.

(l) Sale and repurchase agreements

Securities sold under sale and repurchase agreements ('repos') are recorded as assets in the balance sheet lines *'Securities held for trading'* and *'Securities available for sale'* and the counterparty liability is included in *'Amounts owed to banks'* or *'Amounts owed to customers'* as appropriate. Securities purchased under agreements to purchase and resell ('reverse repos') are recorded as assets in the balance sheet line *'Due from banks'* or *'Loans and advances to customers'* as appropriate, with the corresponding decrease in cash being included in *'Cash and balances with the central bank'.* The difference between the sale and repurchase price is treated as interest and accrued evenly over the life of the repo agreement using the effective interest rate.

(m) Derivative financial instruments and hedging

In the normal course of business, the Group is a party to contracts for derivative financial instruments which represent a very low initial investment compared to the notional value of the contract. The derivative financial instruments used include interest rate forward or swap agreements and currency swaps. These financial instruments are used by the Group to hedge interest rate risk and currency exposures associated with its transactions in the financial markets. The Group also acts as an intermediary provider of these instruments to certain clients.

Derivative financial instruments are initially recognised in the balance sheet at cost (including transaction costs) and subsequently are remeasured at their fair value. Fair values are obtained from quoted market prices, discounted cash flow models and options pricing models as appropriate. All derivatives are carried as assets when fair value is positive and as liabilities when fair value is negative.

Certain derivatives are embedded in other financial instruments, such as the conversion option in a convertible bond, and are treated as separate derivatives when their risks and characteristics are not closely related to those of the host contract and the host contract is not carried at fair value with unrealised gains and losses reported in income.

Changes in the fair value of derivatives held for trading are included in the line *'Net profit/(loss) on financial operations'.*

On the date a derivative contract is entered into, the Group designates certain derivatives as either (i) a hedge of the fair value of a recognised asset or liability (fair value hedge) or (ii) a hedge of a future cashflow attributable to a recognised asset or liability, a forecasted transaction or a firm commitment (cash flow hedge). Hedge accounting is used for derivatives designated in this way provided certain criteria are met.

The Group's criteria for a derivative instrument to be accounted for as a hedge include:

(a) formal documentation of the hedging instrument, hedged item, hedging objective, strategy and relationship is prepared before hedge accounting is applied;
(b) the hedge is documented showing that it is expected to be highly effective in offsetting the risk in the hedged item throughout the reporting period; and
(c) the hedge is effective on an ongoing basis.

Changes in the fair value of derivatives that are designated and qualify as fair value hedges and that prove to be highly effective in relation to the hedged risk, are recorded in the profit and loss account along with the corresponding change in fair value of the hedged asset or liability that is attributable to the specific hedged risk. The ineffective element of the hedge is charged directly to the consolidated profit and loss line *'Net profit/(loss) on financial operations'*.

If the hedge no longer meets the criteria for hedge accounting, an adjustment to the carrying value of a hedged interest-bearing financial instrument is amortised to net profit and loss over the period to maturity. The adjustment to the carrying amount of a hedged equity security remains in retained earnings until the disposal of the equity security.

Changes in fair value of derivatives that are designated and qualify as cash flow hedges and that prove to be highly effective in relation to hedged risk, are recognised in the reserve in shareholders' equity. Amounts deferred in equity are transferred to the profit and loss account and classified as revenue or expense in the periods during which the hedged assets and liabilities affect the profit and loss statement. The ineffective element of the hedge is charged directly to the consolidated profit and loss line *'Net profit/(loss) on financial operations'*.

Certain derivative transactions, while providing effective economic hedges under the Group's risk management positions, do not qualify for hedge accounting under the specific rules of IAS 39 and are therefore treated as derivatives held for trading with fair value gains and losses reported in income in line *'Net profit/(loss) on financial operations'*.

The fair value of derivative instruments held for trading and hedging purposes is disclosed in Note 36. The effects of adoption of IAS 39 on 1 January 2001 and the movements on the hedging reserve on shareholders' equity are shown in Note 39.

(n) Regulatory requirements

The banks within the Group are subject to the regulatory requirements of the respective national central banks. These regulations include limits and other restrictions pertaining to minimum capital adequacy requirements, classification of loans and off balance sheet commitments and provisioning to cover credit risk, liquidity, interest rate and foreign currency position.

Similarly, other Group companies are subject to regulatory requirements specifically in relation to insurance and collective investment schemes.

(o) Fiduciary activities

Assets and income arising thereon together with related undertakings to return such assets to customers are excluded from these financial statements where the Group acts in a fiduciary capacity such as nominee, trustee or agent.

(p) Share capital and treasury stock

Where the Group purchases its own share capital or obtains rights to purchase its share capital, the consideration paid including any attributable transaction costs net of income taxes is shown as a deduction from total shareholders' equity. Gains and losses on sales of own shares are charged or credited to the treasury share account in consolidated equity.

4 *Net interest income*

Net interest income comprises:

	Year ended 31 December 2001 CZKm	Year ended 31 December 2000 CZKm
Interest income		
- Loans and advances to financial institutions	11,694	12,534
- Loans and advances to customers*	13,714	14,973
- Bonds, treasury bills and other fixed income securities	3,611	2,412
Total interest income	**29,019**	29,919
- Amounts owed to financial institutions	(2,647)	(3,049)
- Amounts owed to customers	(9,581)	(10,416)
- Certificated debts	(3,588)	(3,453)
Total interest expense	**(15,816)**	**(16,918)**
Net interest income	**13,203**	**13,001**

* Interest income from loans and advances to customers also includes interest received and accrued from Česká konsolidační agentura (the Czech Consolidation Agency, henceforth 'ČKA')

Interest income and expense also includes accrued interest income from hedging financial derivatives of CZK 2,673 million (2000: CZK 2,964 million) and accrued interest expense from hedging financial derivatives of CZK 2,329 million (2000: CZK 2,740 million). Net interest income from these derivatives amounts to CZK 344 million (2000: 224 million).

5 *Source of profits and losses*

All income included in operating income was substantially generated from the provision of banking services in the Czech Republic. The Group considers that its products and services arise from one segment of business, that is the provision of banking services.

6 *Net fees and commissions*

Net fees and commissions comprise:

	Year ended 31 December 2001 CZKm	Year ended 31 December 2000 CZKm
Net fees and commissions		
Net fees and commission income from services and transactions	5,990	4,475
Gain/ (losses) from foreign exchange commissions from clean and documentary payments	1,504	1,629
Gain/ (losses) from commissions from foreign exchange transactions	885	1,161
Total net fees and commissions	**8,379**	7,265

Effective from 1 January 2001, net fees and commissions comprise foreign exchange commissions from clean and documentary payments and client foreign exchange cash conversion transactions as equal to the difference between the purchase/sale rate of foreign currencies determined by the Bank and the official exchange rates as published by the relevant national banks used under the requirements of the relevant accounting legislation in re-translating transactions denominated in foreign currencies. The Group includes foreign exchange commissions in *'Net fees and commissions'* because these revenues represent significant recurring income from payment and exchange transactions effected with the Bank's customers. In the previous periods, foreign exchange gains from clean and documentary payments were shown in *'Net profit/(loss) on financial operations'* and income from exchange was included in *'Other income'*. Comparative figures for the year ended 31 December 2000 have been reclassified to conform with changes in presentation in the year ended 31 December 2001.

7 *Net profit/(loss) on financial operations*

Net profit/(loss) on financial operations comprises:

	Year ended CZKm	Year ended CZKm
Realised and unrealised gains/(losses) on securities	1,064	730
Realised and unrealised gains/(losses) on security derivatives	40	0
Realised and unrealised gains/(losses) on interest rate	(15)	(8)
Realised and unrealised gains/(losses) on trading commodity	2	0
Realised and unrealised gains/(losses) on foreign exchange	430	241
Dividend income on securities held for trading and available for	0	2
Net profit/(loss) on financial operations	1,521	965

The comparative figure in the line *'Realised and unrealised gains/(losses) on foreign exchange financial derivatives, spot foreign exchange transactions and re-translation of foreign currency assets and liabilities'* for the year ended 31 December 2000 has been adjusted to reflect the transfer of income/expense associated with clean and documentary payments to *'Net fees and commissions'* (refer to Note 6 to these financial statements).

'Realised and unrealised gains/(losses) on securities' for the year ended 31 December 2001 includes an amount of CZK 567 million representing the net profit on the sale of the Group's shareholding in Česká pojišťovna, a. s. This transaction was completed in December 2001.

'Realised and unrealised gains/(losses) on securities' for the year ended 31 December 2000 included one-time gains of CZK 273 million arising from the transfer of distressed corporate debts to Konsolidační banka's subdidiary, Konpo, which formed part of the restructuring of the Bank's assets as approved by the Government of the Czech Republic in March 2000.

8 *Other income*

Other income comprises:

	Year ended 31 December 2001 CZKm	Year ended 31 December 2000 CZKm
Other income	2,965	2,827
Exceptional net income	365	157
Total other income	**3,330**	**2,984**

Miscellaneous primarily includes the receipt of underwritten insurance premiums of CZK 1,697 million (2000: CZK 1,107 million), authorisation and maintenance services connected with payment cards system totalling CZK 592 million, fees collected in respect of mutual fund management of CZK 273 million (2000: CZK 276 million), income from the sale of real estate of CZK 139 million (2000: CZK 793 million).

For the year ended 31 December 2001, exceptional net income principally consisted of non-recurring income from the write-off and write back of receivables and payables held in suspense and clearing accounts. A significant proportion of these balances arose as a result of payment transactions at the beginning of the 1990's in connection with the Bank's migration to a new banking system for domestic payments and unsettled amounts that were due to the clean and documentary payment system being effected through a local banking intermediator. For the year ended 31 December 2000, exceptional net income of CZK 157 million was included in administrative expenses.

9 *Administrative expenses*

Administrative expenses comprise:

	Year ended 31 December 2001 CZKm	Year ended 31 December 2000 CZKm
Wages, salaries and bonuses	4,792	4,129
Social security costs	1,664	1,460
Employees' expenses	6,456	5,589
Other administrative expenses	6,005	6,878
Total administrative expenses	**12,461**	**12,467**
Number of employees at the end of the period	10,995	11,415
Average number of employees during the period	11,525	12,551
Average cost per employee (CZK)	**560,174**	445,303

Social security costs include retirement pension insurance costs paid by the Bank of CZK 45 million (2000: CZK 45 million).

Other administrative expenses comprise:

	Year ended 31 December 2001 CZKm	Year ended 31 December 2000 CZKm
Deposit insurance	818	1,051
Property maintenance and rent	1,116	1,253
Consulting, information and technical support	1,082	998
Telecommunications and post	418	366
Marketing and representation	408	431
Other	2,163	2,779
Total other administrative expenses	**6,005**	6,878

10 Depreciation and other provisions

Depreciation and other provisions comprise:

	Year ended 31 December 2001 CZKm	Year ended 31 December 2000 CZKm
Depreciation of tangible and intangible fixed assets	2,255	2,485
Other provisions, net	1,831	848
Total depreciation and other provisions	**4,086**	**3,333**

Other net provisions principally consist of technical insurance provisions recorded by Komerční pojišťovna, a. s., in the amount of CZK 1,414 million (2000: CZK 640 million).

11 Restructuring costs

Restructuring costs comprise:

	Year ended 31 December 2001 CZKm	Year ended 31 December 2000 CZKm
Redundancy compensation costs	86	320
Impairment charge relating to branch network and termination of leases	1,276	252
Other	393	255
Total restructuring costs	**1,755**	827

The management of the Bank approved a restructuring plan for the Bank in June 2000. The plan was announced in July 2000 and implemented primarily in 2000. During 2001, the Bank continued implementing its restructuring program, the most significant matters being the centralisation and redistribution of certain activities and services to the Bank's specialised subsidiaries (refer to Note 2 to the financial statements).

Costs relating to the restructuring comprise costs of severance and compensation associated with reducing staff numbers, costs of disposal of redundant buildings and early termination of leases and costs reflecting the impairment of under-utilised leasehold improvements on leased premises.

Following the entrance of the new shareholder, the Bank reviewed the location, appearance and positioning of its branch network in the context of its strategic plans for customers and product delivery in the three-year period from 2002 through 2004. This review identified a number of buildings, owned and leased, whose location and appearance is not compatible with such plans. The Bank's intention is to dispose of these premises and vacate the leases as and when the market conditions allow in the medium term. The impairment charge from this review and earlier reviews amounts to CZK 1,276 million and includes expected losses on the sale of premises presently owned by the Bank, the writedown of leasehold improvements on leased premises for which it intends to sell or terminate the rental agreements and the writedown of the carrying amount of prepaid rentals on buildings that will be vacated. Management of the Bank considers such impairment charges as restructuring costs. For further information refer to Note 26.

12 Profit/(loss) attributable to exclusion of companies from consolidation

The Group has excluded ALL IN, a. s. ('ALL IN') from the consolidated results for the year ended 31 December 2001 because the company was put into liquidation on 1 April 2001. The Group excluded from the consolidation ALL IN's wholly owned subsidiary, ALL IN REAL ESTATE LEASING, s. r. o. ('AIREL') and a 25 percent equity investment in A-TRADE, s. r. o. ('A-TRADE') held by ALL IN and AIREL.

These companies were excluded from consolidation in the value of their equity at the date of exclusion. The aggregate impact of these transactions on the Group's profit and loss statement was CZK (17) million. ALL IN is recognized in the financial statements as of 31 December 2001 as an unconsolidated subsidiary at net book value (net of provisions) and AIREL is not recognized at all as this company was not held directly by the Bank but through its subsidiary ALL IN which was excluded from the consolidation.

13 Provisions for loan and investment losses

Provisions for loans and other credit commitments

The movement in the provisions was as follows:

	Year ended 31 December 2001 CZKm	Year ended 31 December 2000 CZKm
Balance at 1 January	(22,172)	(30,985)
Net provisioning against loan losses	(2,922)	(8,569)
Impact of loans written off and transferred	(902)	17,362
Exchange rate differences attributable to provisions	250	20
Re-allocation of provisions from other assets	(10)	0
Balance at period end	**(25,756)**	(22,172)

During the year ended 31 December 2001, the aggregate balance of provisions increased by CZK 3,584 million compared to the balance at the end of 2000. This increase was principally attributable to the change in the collateral discount methodology implemented in June 2001 and a further review of loan classification and unpaid interest on classified loans at the end of the third quarter of 2001 (See also Note 21).

The balance of provisions as of 31 December 2001 and 2000 comprises:

	Year ended 31 December 2001 CZKm	Year ended 31 December 2000 CZKm
Provisions for loans to customers	(15,044)	(13,770)
General reserve for loans to customers	(8,848)	(7,026)
Provisions for loans to financial institutions	(13)	(13)
Provisions for guarantees and other credit related commitments	(1,851)	(1,363)
Total	**(25,756)**	(22,172)

Provisions for securities

As of 31 December 2001, the Group recorded provisions for asset backed securities in the amount of CZK 1,970 million (2000: nil). The balance of provisions recorded on the balance sheet was CZK 1,959 million and the provisioning difference is attributable to foreign exchange differences. This portfolio of securities is held as securities available for sale and further information is given in Note 22.

Provisions for investments in subsidiaries and associates

As of 31 December 2001, the Bank records provisions of CZK 40 million (2000: CZK 5 million).

The balance of provisions for investments subsidiaries and associates recognised on the face of the profit and loss statement comprises the following:

	Year ended 31 December 2001 CZKm	Year ended 31 December 2000 CZKm
Creation of provisions	(40)	(5)
Release of provisions	5	0
Total provision for investments in subsidiaries and associates	**(35)**	(5)

The balance of provisions is as follows:

	Year ended 31 December 2001 CZKm	Year ended 31 December 2000 CZKm
Balance at 1 January	(5)	0
Creation of provisions	(40)	(5)
Release of provisions	5	0
Balance at 31 December	**(40)**	(5)

14 Income taxes

The major components of corporate income tax expense are as follows:

	Year ended 31 December 2001 CZKm	Year ended 31 December 2000 CZKm
Tax payable – current year	(857)	0
Tax paid - prior year	(17)	(114)
Deferred tax movement	(112)	(7)
Total tax expense	**(986)**	**(121)**

The tax of CZK 17 million paid in the prior year represents an additional tax charge assessed by the tax office pursuant to its tax review in respect of the year ended 31 December 1999.

The corporate tax rate for the year ended 31 December 2001 is 31 percent (2000: 31 percent). The effective tax rate as of 31 December 2001 is 25 percent (2000: zero percent). The tax on the operating profit differs from the theoretical amount that would arise using the basic tax rate of the Bank as follows:

	Year ended 31 December 2001 CZKm	Year ended 31 December 2000 CZKm
Profit/(loss) before tax (current tax rate)	3,909	(170)
Profit before tax (special tax rate)	39	70
Profit/(loss) before tax	3,948	(100)
Theoretical tax credit calculated at a tax rate of 31% and 15 %, respectively (2000: 31 %)	1,222	(44)
Income not taxable, primarily interest	(4,401)	(7,336)
Expenses not deductible for tax purposes	4,706	8,322
- Provisions for loan losses	1,236	2,561
- Other non-deductible costs	3,470	5,761
Utilisation of tax losses carried forward	(558)	(863)
Unconsolidated tax losses	150	0
Other	16	(80)
Movement on deferred tax	112	7
Tax allowance	(15)	0
Consolidation effect	(302)	36
Income tax expense	**930**	42
Other tax expense (15 % foreign dividend tax)	**3**	10
Prior period tax expense	**17**	0
Witholding tax (15% dividend tax)	**36**	69
Total income tax expense	**986**	121

The Group's tax liability is calculated based upon the accounting profit/(loss) taking into account tax non-deductible expenses and tax exempt income or income subject to the final tax rate.

The Group's tax liability as of 31 December 2001 was calculated taking into the account the availability and use of its tax losses carried forward from previous accounting periods. At the beginning of July 2001, the tax office allowed the Bank to increase the limit for tax deductible provisions for the year 2000 by CZK 4 billion in excess of the statutory provisioning limit. This gave rise to a tax loss for the year ended 31 December 2000 which was available for utilisation in the year ended 31 December 2001.

Further information about deferred tax is presented in Note 31.

15 Distribution of net profit/ Settlement of net loss

The Group generated a net profit CZK 2,904 million in the accounting period to 31 December 2001. Distribution of net profit for the year ended 31 December 2001 will be approved by the General meetings of the Group companies. The losses made in respect of 2000 have been covered in accordance with decisions of the general meetings of the Group companies.

16 Earnings/(loss) per share

Earnings per share of CZK 76 (2000: a loss of CZK 6 per share) have been calculated by dividing the net profit of CZK 2,904 million (2000: a net loss of CZK 221 million) by the weighted average number of shares in issue, that is 38,009,852 (2000: 37,392,693).

17 Cash and balances with the central bank

Cash and balances with the central bank comprise:

	31 December 2001 CZKm	31 December 2000 CZKm
Cash and cash equivalents	9,457	8,002
Balances with the central banks	8,667	11,992
Current accounts with other banks	237	893
Total cash and balances with the central bank	**18,361**	**20,887**

Current accounts with other banks of CZK 237 million include nostro accounts maintained with correspondent banks. Given the liquidity of these funds management have included them within the same caption as cash.

Balances with the central banks include:

	31 December 2001 CZKm	31 December 2000 CZKm
Obligatory minimum reserves	6,196	5,167
Deposits repayable on demand	2,471	4,599
Receivable from the transfer of cash	0	2,226
Total	**8,667**	**11,992**

Effective from September 2001, obligatory minimum reserves with the Czech National Bank bore interest at 2 percent per annum. Obligatory minimum reserves with the Slovak National Bank bore interest at 1.5 percent per annum.

18 Amounts due from banks

Balances due from banks comprise:

	31 December 2001 CZKm	31 December 2000 CZKm
Loans and advances to banks	3,100	2,230
Advances due from the central banks (repo) transactions)	82,432	71,837
Term placements with other banks	71,390	50,419
Total	156,922	124,486
Specific provisions	(13)	(13)
Total due from banks	**156,909**	**124,473**

Advances due from the central banks are collateralised by treasury bills and other debt securities issued by the national central banks or the Ministry of Finance.

19 Securities held for trading

Securities held for trading comprise:

	31 December 2001 Fair value CZKm	31 December 2001 Cost CZKm	31 December 2000 Fair value CZKm	31 December 2000 Cost CZKm
Shares and participation certificates	168	168	195	173
Fixed income debt securities	1,912	1,908	2,784	2,781
Variable yield debt securities	289	289	1,260	1,260
Treasury bills	1,991	1,990	11,670	11,670
Total debt securities	**4,192**	**4,187**	15,714	15,711
Total securities held for trading	**4,360**	**4,355**	15,909	15,884

The Group's portfolio of securities held for trading includes treasury bills of CZK 1,991 million (2000: CZK 11,670 million) issued by the Czech National Bank.

As of 31 December 2001, the portfolio of securities held for trading includes securities at a fair value of CZK 2,369 million (2000: CZK 4,239 million) that are publicly listed on stock exchanges and securities at a fair value of CZK 1,991 million (2000: CZK 11,670 million) that are not publicly listed.

Shares and participation certifications held for trading at fair value comprise:

	31 December 2001 CZKm	31 December 2000 CZKm
Shares and participation certificates		
- Czech crowns	168	200
Total shares and participation certificates held for trading	**168**	200

Shares and participation certificates held for trading at fair value, allocated by issuer, comprise:

	31 December 2001 CZKm	*31 December 2000 CZKm*
Shares and participation certificates held for trading issued by:		
- Financial institutions in the Czech Republic	0	10
- Other entities in the Czech Republic	168	190
Total shares and participation certificates held for trading	**168**	200

Debt securities held for trading at fair value comprise:

	31 December 2001 CZKm	31 December 2000 CZKm
Variable yield debt securities		
- Czech crowns	289	1,024
- Other currencies	0	236
Total variable yield debt securities	**289**	**1,260**
Fixed income debt securities (including treasury bills)		
- Czech crowns	3,249	13,971
- Other currencies	654	483
Total fixed income debt securities	**3,903**	14,454
Total debt securities held for trading	**4,192**	15,714

Debt securities held for trading at fair value, allocated by issuer, comprise:

Debt securities held for trading issued by:	**31 December 2001 CZKm**	31 December 2000 CZKm
- State institutions in the Czech Republic	2,703	12,109
- State foreign institutions	654	278
- Financial institutions in the Czech Republic	80	748
- Foreign financial institutions	119	108
- Other entities in the Czech Republic	623	1,237
- Other foreign entities	13	407
Total debt securities held for trading	**4,192**	**15,714**

20 Due from Česká konsolidační agentura

Amounts due from Česká konsolidační agentura comprise:

	31 December 2001 CZKm	31 December 2000 CZKm
Amounts due		
Loans	49,765	51,887
Placements	0	755
Total loans and placements, net	**49,765**	52,642

ČKA was formed as the legal successor to Konsolidační banka Praha, s. p. ú., pursuant to Czech Consolidation Agency Act No. 239/2001 Coll., which took effect on 1 September 2001 (the 'Act'). ČKA was established as the legal successor of Konsolidační banka under Section 19 of the Act. Under Section 1 of the Act, the commitments of ČKA, as was the case with its legal predecessor Konsolidační banka (under Section 44a of Banking Act No. 21/1992 Coll.), are guaranteed by the Czech State.

The following table sets out the principal terms and conditions of the loans advanced by the Bank to ČKA to refinance the transfers of assets in August 1999 and March 2000 as of 31 December 2001:

Term	**Loan dated 31 August 1999**	**Loan dated 25 March 2000**
Maturity	31.8.2004	24.3.2005
Total amounts	12,230 mil. Kč	37,332 mil. Kč
- Czech crowns	12,230 mil. Kč	37,053 mil. Kč
- US dollars	0 mil. Kč	113 mil. Kč
- Euro	0 mil. Kč	166 mil. Kč
Interest rates	Market benchmark rate plus contractual margin	Market benchmark rate plus contractual margin
Interest repayment	Fixed interest rate – annual Variable interest rate - semi-annual	Fixed interest rate – annual Variable interest rate - semi-annual
Principal repayment	Four annual instalments First due 31 August 2001	13 quarterly instalments First due 25 March 2002

The outstanding amount of CZK 203 million is loan advanced to ČKA not connected with refinancing of transfer of receivables.

Amounts due from ČKA include interest due of CZK 1,618 million (2000: CZK 1,660 million). The aggregate balance of interest for 2001 and 2000 represents accrued interest that is not overdue.

21 Loans and advances to customers

Loans and advances to customers comprise:

	31 December 2001 CZKm	31 December 2000 CZKm
Loans and advances to customers	**158,709**	145,145
Bills of exchange	**981**	1,357
Forfaits	**883**	1,685
Total gross loans and advances to customers	**160,573**	148,187
Less provisions for loan losses	**(23,892)**	(20,796)
Total loans and advances to customers, net	**136,681**	127,391

Of the total forfaits of CZK 883 million (2000: CZK 1,685 million), forfaits issued by foreign debtors amount to CZK 35 million (2000: CZK 13 million).

Loans and advances to customers include interest due of CZK 1,195 million (2000: CZK 1,324 million), of which CZK 960 million (2000: CZK 754 million) relates to overdue interest.

The loan portfolio of the Group as of 31 December 2001 comprises the following breakdown by classification:

	Gross receivable CZKm	Collateral applied CZKm	Ne exposur CZKm	Provisions CZKm	Carrying value CZKm	Provisions * %
Standard	95,562	42,896	52,666	0	95,562	-
Watch	26,454	14,179	12,275	(713)	25,741	6
Substandard	11,169	8,100	3,069	(572)	10,597	19
Doubtful	11,080	5,871	5,209	(1,989)	9,091	38
Loss	16,308	1,701	14,607	(11,770)	4,538	81
Total	**160,573**	**72,747**	**87,826**	**(15,044)**	**145,529**	
General reserve for loan losses				**(8,848)**	**(8,848)**	
Total provisions				**(23,892)**	**136,681**	

* Provisioning percentage by category does not conform to the requirement of the Czech National Bank as the 'Collateral' item does not reflect the state guarantee value as described below in this note.

Loans classified as loss in the above table include amounts of CZK 4,934 million (2000: 5,566 million), on which interest is not being accrued.

Set out below is an analysis of types of collateral underlying on balance sheet loans and advances to customers:

	Total client loan collateral 31 December 2001 CZKm	Discounted client loan collateral value 31 December 2001 CZKm	Applied client loan collateral value 31 December 2001 CZKm	Total client loan collateral 31 December 2000 CZKm	Discounted client loan collateral value 31 December 2000 CZKm	Applied client loan collateral value 31 December 2000 CZKm
Guarantees of state and governmental institutions	10,485	9,039	5,288	8,498	7,873	2,752
Bank guarantee	3,733	2,810	2,387	2,778	2,647	2,423
Guaranteed deposits	1,639	1,637	1,311	1,651	1,651	1,063
Issued debentures in pledge	13,035	13,007	12,995	100	51	3
Pledge of real estate	156,700	45,396	29,567	178,795	72,890	45,944
Pledge of movable assets	10,332	1,054	948	6,857	837	658
Guarantee by corporate entity	17,475	1,820	1,692	19,889	10,108	8,454
Guarantee by individual (physical entity)	4,821	536	530	4,069	3,374	2,812
Pledge of receivables	17,887	7,331	6,102	6,937	5,284	4,418
Insurance of credit risk	5,043	4,972	4,940	6,616	6,616	6,616
Other	13,656	9,039	6,987	13,884	10,049	9,125
Total nominal value of collateral	**254,806**	**96,641**	**72,747**	**250,074**	**121,380**	**84,268**

The pledges on industrial real-estate represent 57 percent of total pledges on real estate (2000: 60 percent).

State guarantee covering losses on the Bank's risk assets

On 29 December 2000, the Bank entered into an agreement with Konsolidační banka under which Konsolidační banka will cover losses, up to a maximum amount of CZK 20,000 million, which may be incurred over a three year period, which began on 31 December 2000, on a defined portfolio of classified exposures. This agreement was signed on 29 December 2000 on the basis of the resolution of the Government of the Czech Republic dated 18 December 2000. The guarantee applies to the net book value (defined as principal less specific provision) of assets classified as substandard, doubtful and loss (in accordance with relevant CNB regulations) as of 31 December 2000. This defined portfolio corresponds largely with that portfolio held within the Bank's Debt Recovery Division. The payment under the guarantee agreement is effected through a mechanism whereby the Bank's participation increases as the aggregate loss incurred on the defined portfolio increases. The Bank will retain these assets on its balance sheet and continue to maximise recovery. The difference between the net book value as of 31 December 2000 and the actual amount recovered by December 2003 is covered by the guarantee up to a maximum amount of CZK 20,000 million. In accordance with the agreement this amount will be settled in either cash or Government securities by 30 June 2004.

The table below sets out the structure of the Bank's participation in losses incurred on the guaranteed portfolio:

Final losses (CZKm)	Guarantee paid by Konsolidační banka	Bank's participation in final losses	Bank's cumulative participation in final losses (CZKm)
0 - 10,000	95%	5%	500
10,000 - 20,000	CZK 9,500 million plus 85% of the amount over CZK 10,000 million	CZK 500 million plus 15% of the amount over CZK 10,000 million	2,000
20,000 - 25,000	CZK 18,000 million plus 40% of the amount over CZK 20,000 million	CZK 2,000 million plus 60% of the amount over CZK 20,000 million	5,000
Over 25,000	CZK 20,000 million	CZK 5,000 million plus 100% of the amount over CZK 25,000 million	-

The Bank is required to report regularly to Konsolidační banka (now the Czech Consolidation Agency) on the administration of the assets and the expected losses on the guaranteed exposures.

The State Guarantee became effective at the beginning of October 2001 following the decision of the Economic Competition Protection Office, dated 20 September 2001, to cease its proceedings in connection with the guarantee as set out in the Guarantee Agreement between Konsolidační banka and the Bank dated 29 December 2000 regarding the provision of public support, pursuant to the Public Support Act No. 59/2000 Coll.

Reserves and provisions to cover the Bank's participation in the expected final losses on the guaranteed portfolio

The Bank establishes provisions, on an accrual basis, to cover its participation in the aggregate losses that it estimates will be incurred on the guaranteed portfolio. As of 31 December 2001, the Bank carried within its general reserve an amount of CZK 4,500 million which represents the Bank's present assessment of its participation in the estimated aggregate losses on the guaranteed portfolio (that is, total losses in the amount of approximately CZK 24,500 million). Management of the Bank monitors closely the expected development of the guaranteed portfolio through a series of scenario analyses and assessments of a large number of individual exposures representing a substantial proportion of the nominal value outstanding. The scenarios and assessments employed reflect the uncertainties arising from the absence of benchmark recovery rates when using systematic recovery efforts in the Czech Republic, the weaknesses in the legal framework regarding the enforcement of creditor rights and the intention of management to realise substantially all of the portfolio over a three year time horizon. Based on the facts presently available and given that the Bank has only twelve months experience of realisation of the guaranteed portfolio, management consider it appropriate and prudent to maintain its estimate of the aggregate loss at a level similar to that as of 31 December 2000. Management will continue to monitor developments in the guaranteed portfolio and will revisit its estimates again during 2002.

Reserves for risks and uncertainties inherent in the loan portfolio

As of 31 December 2001, the Group maintains reserves of CZK 8,848 million to cover general risks and uncertainties, which may be present in the loan portfolio as of that date but which cannot be allocated to individual exposures. This reserve also covers an assessment of the Bank's participation in the aggregate losses incurred on the guaranteed risk portfolio covered by the State Guarantee (see above).

The breakdown of the reserve for general risks is as follows:

Risk	Reserve CZK '000
Standard loans	3,373
Other general credit risks	5,475
Total	**8,848**

Exchange of non-performing assets transferred to Konpo as part of the restructuring of assets in March 2000

On 29 January 2001, the Bank entered into an agreement with Konpo, a subsidiary of Česká konsolidační agentura, under which it agreed to take back certain assets transferred to it under an original agreement dated 25 March 2000. Under this latter agreement the Bank had transferred non-performing assets with a nominal value of CZK 60,000 million. The Bank replaced these assets which did not comply with the parameters of the original agreement with other assets of the quality that did so. The final exchange of assets that had a gross nominal value of CZK 2,958 million took place on 31 May 2001. The transfers were effected at a price representing 60 percent of the gross nominal value of the assets, that is, the same price that was used in transferring the assets in March 2000. The financial impact of this asset transfer on the Bank's profit and loss statement was negative and amounted to CZK 435 million.

Trade finance losses

During 1999, the Group incurred losses relating to loans, letters of credit and guarantees provided to a foreign client of the Bank.

During the year ended 31 December 2001, the loss decreased by CZK 239 million due to exchange rate changes and repayments of part of written off receivables using other available funds to the amount of CZK 7,940 million (2000: CZK 8,179 million). As of 31 December 2001, on balance sheet loans and advances to this client included an amount of CZK 2,993 million (2000: CZK 3,120 million) that was fully provided for. Included within the Bank's off balance sheet receivables from this client are documentary letters of credit of CZK 519 million (2000: CZK 541 million), which are provided for to the value of CZK 422 million (2000: CZK 425 million). In the second quarter of 2001, the Bank used the funds available on the current accounts of the client to decrease the amounts written off by CZK 109 million. This resulted in a decrease of incurred losses arising from these transactions. The provision is shown under Note 30 Accruals, provisions and other liabilities within the line *'Provision for other credit commitments'*. The balance of written off receivables, where recovery efforts continue, that are held in off balance sheet memorandum accounts as of 31 December 2001 was CZK 4,525 million (2000: CZK 4,634 million). The Group is continuing to take actions in all relevant jurisdictions to recover its funds.

22 *Securities available for sale*

Securities available for sale comprise:

	31 December 2001 Fair value	31 December 2001 Cost	31 December 2000 Fair value	31 December 2000 Cost
	CZKm	CZKm	CZKm	CZKm
Shares and participation certificates	**4,238**	**4,304**	4,850	5,224
Fixed income debt securities	18,998	19,335	17,170	17,571
Variable yield debt securities	12,013	13,233	7,823	7,823
Total debt securities	**31,011**	**32,568**	24,993	25,394
Total securities available for sale	**35,249**	**36,872**	29,843	30,618

As of 31 December 2000, the portfolio of securities available for sale comprised those securities previously classified as 'Investment securities' that the Group decided to allocate to the available-for-sale portfolio as of 1 January 2001 in conformity with the requirements of IAS 39.

As of 31 December 2001, the available-for-sale portfolio includes securities at a fair value of CZK 17,599 million (2000: CZK 17,385 million) that are publicly traded on stock exchanges and securities at a fair value of CZK 17,650 million (2000: CZK 12,458 million) that are not publicly traded.

Shares and participation certificates available for sale at fair value comprise:

	31 December 2001 CZKm	31 December 2000 CZKm
Shares and participation certificates		
- Czech Crowns	4,238	4,844
- Other currencies	0	6
Total shares and participation certificates available for sale	**4,238**	4,850

Shares available for sale at fair value, allocated by issuer, comprise:

	31 December 2001	31 December 2000
Shares and participation certificates available for sale issued by:	**CZKm**	CZKm
- Non-banking entities in the Czech Republic	4,238	4,844
- Non-banking foreign entities	0	6
Total shares and participation certificates available for sale	**4,238**	**4,850**

Debt securities available for sale at fair value comprise:

	31 December 2001 CZKm	31 December 2000 CZKm
Variable yield debt securities		
- Czech crowns	1,755	6,122
- Other currencies	10,258	1,701
Total variable yield debt securities	**12,013**	**7,823**
Fixed income debt securities		
- Czech crowns	15,586	16,037
- Other currencies	3,412	1,133
Total fixed income debt securities	**18,998**	**17,170**
Total debt securities available for sale	**31,011**	**24,993**

Debt securities available for sale at fair value, allocated by issuer, comprise:

Debt securities available for sale issued by:	**31 December 2001 CZKm**	31 December 2000 CZKm
- State institutions in the Czech Republic	5,893	4,032
- State foreign institutions	0	69
- Financial institutions in the Czech Republic	4,551	6,160
- Foreign financial institutions	302	437
- Other entities in the Czech Republic	3,771	3,365
- Other foreign entities	16,494	10,930
Total debt securities available for sale	**31,011**	**24,993**

Equity securities

As of 31 December 2001, the Group holds 56 percent of the issued participation certificates of Otevřený podílový fond Globální ('Globální'). Globální is managed by IKS KB, a. s., the Group's asset management subsidiary, and the Bank acts as a depositary institution. As of 31 December 2001, Globální's portfolio included 6.75 percent domestic equity securities, 9.23 percent international equities, 4.92 percent participation certificates, 22.46 percent local debt securities, and 26.64 percent foreign debt securities. The remaining portion of the portfolio consists of current receivables, accounts with banks and foreign accounts. As of 31 December 2001, the Group carries its interest in Globální at fair value of CZK 4,068 million (2000: CZK 4,111 million). The Group does not consolidate this entity because it intends to reduce its holding in the medium term and as market conditions allow, its participation certificates do not carry voting rights and it does not exercise management control other than through the existence of management contracts which are governed by the Investment Companies and Investment Funds Act.

In the last quarter of 2001, the Group sold 9.99 percent of the issued share capital of Česká pojišťovna, a. s., the largest insurance company in the Czech Republic (of which 4.87 percent of the issued share capital was publicly traded). The Bank realised a profit of CZK 567 million from this sale.

In the last quarter of 2001, the Group sold 69.42 percent of the issued share capital of Česká zbrojovka, a. s., a small arms manufacturer in Czech Republic. The investor was selected pursuant to a tender initiated in June 2001 and was approved by the Bank's Management and Supervisory Boards.

A Share Purchase Agreement was entered into in November 2001 and this transaction was effected in December 2001. The Bank realised a profit of CZK 52 million from this sale.

As of 31 December 2001, the Group holds 77.18 percent (2000: 77.18 percent) of the issued share capital of Vodní stavby, a. s., a large construction company in Czech Republic. The Group acquired the majority of these shares in connection with the liquidation of the company and the recovery of a syndicated facility provided to Vodní stavby, a. s., in prior years. The Group has attributed no fair value to this shareholding as of 31 December 2001. Pursuant to Section 183 b (4) (a) (2) of the Commercial Code, the Bank does not exercise and does not intend to exercise voting rights, which are equivalent to a 57.22 percent shareholding (of the aggregate 77.18 percent shareholding of the Group) shareholding, attached to these shares nor will the Bank pass the voting rights to other parties. The Bank's Management Board has discussed a further course of action in relation to the holding of these shares. Negotiations that were conducted with regard to the sale of the shares and the aggregate loan exposure had not been successful by the close of 2001.

Asset backed securities

In the last quarter of 2000 and the first half of 2001, the Group acquired an unlisted portfolio of USD denominated collateralised bond obligations ('CBO') or asset backed securities ('ABS') issued by a series of special purpose corporations. The total acquisition cost of the portfolio was USD 426 million. The portfolio of asset backed securities has an average credit rating of A2 (Moody's) as of 31 December 2001 and a substantial portion of the securities have ratings issued by other recognised international rating agencies. The securities bear a fixed or floating interest rate based on USD LIBOR.

Pursuant to the requirements of IAS 39 the Group allocated these securities into the available for sale portfolio and the held to maturity portfolio as of 1 January 2001. In December 2001, management of the Group determined that all asset backed securities are to be held in the available for sale category. This transfer was implemented as of 31 December 2001. The decision on the allocation of the securities was made by the Bank's new majority shareholder in connection with the Bank's privatisation reflecting the fact that Société Générale's global strategy is to carry such securities as available for sale. The transfer of the asset backed securities to the available for sale category had no impact on the profit and loss statement. The Group, from mid-2001, has provisioned for the impairment of the asset backed securities held in both categories on a consistent basis.

The Group established a provision for impairment of CZK 1,959 million as of 31 December 2001 against the asset backed securities, the carrying value of which, net of impairment, is CZK 13,437 million. Management considers that this impairment charge represents its best estimate of the net recoverable value of these assets and reflects changes in market credit conditions in the markets of the underlying assets since the purchase of the portfolio. The Bank used the same approach in establishing the fair value of the credit linked note (see bellow *Other debt securities*).

Other debt securities

Securities issued by foreign financial institutions include a credit linked note (the 'note') with a nominal value of Euro 9.5 million, issued by an internationally recognised bank, which amortises to zero over the ten years to its maturity pursuant to the payment schedule. The note bears interest based on a margin over three month EURIBOR. This note forms part of a credit derivative instrument acquired by the Bank during 2000 under which it sold credit protection to an international financial institution. The maximum exposure of the Group under this agreement is Euro 100 million. The aggregate exposure amortises over the ten year life of the instrument. Off balance sheet instruments of Euro 100 million associated with this transaction (the so called 'credit default swaps') are shown within issued banking payment guarantees. In September and December 2001, the Group received notices of credit events in respect of two reference assets within the contract. The credit quality of other reference assets has also deteriorated. If the aggregate loss exceeds the contracted threshold, the Group will have to pay the amount over the threshold to the issuer. The Group simulated the impact of credit events under a number of scenarios. The Group created provisions for possible losses in respect of this instrument in the amount of CZK 244 million as of 31 December 2001.

The Group holds a portfolio of CZK denominated debt obligations issued by large international corporates through private placements. The carrying value of this portfolio was CZK 3,127 million as of 31 December 2001 (2000: CZK 7,000 million) as a result of the redemption of a one of the investments.

23 *Investments held to maturity*

Investments held to maturity comprise:

	31 December 2001 Carrying value CZKm	**31 December 2001 Cost CZKm**	31 December 2000 Carrying value CZKm	31 December 2000 Cost CZKm
Fixed income debt securities	1,108	1,107	6,220	6,220
Variable yield debt securities	0	0	5,503	5,503
Treasury bills	345	345	354	354
Total investments held to maturity	**1,453**	**1,452**	12,077	12,077

As of 31 December 2000, the portfolio of investments held to maturity comprised those securities previously classified as investment that the Group decided to allocate to the held-to-maturity portfolio as of 1 January 2001 in conformity with the requirements of in IAS 39. See also Note 22.

As of 31 December 2001, the held-to-maturity portfolio includes securities of CZK 1,108 million (2000: CZK 846 million) that are publicly traded on stock exchanges and securities of CZK 345 million (2000: CZK 11,231 million) that are not publicly traded.

Debt securities held to maturity comprise:

	31 December 2001 CZKm	31 December 2000 CZKm
Variable yield debt securities		
- Czech Crowns	0	3,189
- Other currencies	0	3,385
Total variable yield debt securities	**0**	6,574
Fixed income debt securities		
- Czech Crowns	199	42
- Other currencies	1,254	5,461
Total fixed income debt securities	**1,453**	5,503
Total debt securities held to maturity	**1,453**	12,077

Investments held to maturity, allocated by issuer, comprise:

Debt securities held to maturity issued by:	31 December 2001 CZKm	31 December 2000 CZKm
- State institutions in the Czech Republic	0	3,759
- State foreign institutions	493	514
- Financial institutions in the Czech Republic	199	919
- Other entities in the Czech Republic	0	3,979
- Other foreign entities	761	2,906
Total debt securities held to maturity	**1,453**	12,077

24 Prepayments, accrued income and other assets

Prepayments, accrued income and other assets comprise:

	31 December 2001 CZKm	31 December 2000 CZKm
Prepayments and accrued income	2,912	3,252
Settlement balances	347	154
Other receivables from securities trading	3	211
Other assets	3,035	3,823
Total prepayments, accrued income and other assets	**6,297**	7,440

25 Investments in associates and unconsolidated subsidiaries

Investments in subsidiaries and associates comprise:

	31 December 2001 CZKm	31 December 2000 CZKm
Shares in subsidiary undertakings (unconsolidated)	231	230
Shares in associated undertakings	1,493	1,035
Companies with minority interest	0	93
Total investments in associates and unconsolidated companies	**1,724**	1,358

	Group's ownership interest	30 September 2001	30 September 2001	31 December 2000	31 December 2000
	%	CZKm	CZKm	CZKm	CZKm
Subsidiary companies		**Cost of investment**	**Net book value**	**Cost of investment**	**Net book value**
ALL IN, a. s., v likvidaci	100.00	40	0	0	0
Penzijní fond Komerční banky, a. s.	100.00	230	230	230	230
Společnost pro informační databáze, a. s.	100.00	1	1	0	0
Subsidiary companies total		271	291	230	230
Associated undertakings		**Cost of Investment**	**Share of net assets**	**Cost of investment**	**Share of net assets**
CAC LEASING GROUP	50.00	123	968	123	326
MUZO, a. s.	-	0	0	61	180
Všeobecná stavební spořitelna KB, a. s.	40.00	220	525	220	529
Associated undertakings total		342	1,492	404	1,035
Companies with minority interest		**Cost of investment**	**Net book value**	**Cost of investment**	**Net book value**
Bankovní institut, a. s.	-	0	0	3	3
Českomoravská záruční a rozvojová banka, a. s.	-	0	0	60	60
Burza cenných papírů Praha, a. s.	-	0	0	30	30
Companies with minority interest total		0	0	93	93
Investments in associates and unconsolidated subsidiaries		613	1,724	727	1,358

The increase in the carrying value of the Group's investment in CAC Leasing, a. s., Group ("CAC Leasing") reflects the increase in the net assets value of CAC Leasing arising from the first time application of International Accounting standards as of 31 December 2001. The total credit after tax to the profit and loss account for the year ended 31 December 2001 was CZK 649 million. Management estimate that CZK 147 million relates to the year ended 31 December 2001 and the balance of CZK 502 million to prior accounting periods. Prior year figures have not been restated.

TO BE CONTINUED

26 *Tangible and intangible fixed assets, net*

The movements during the year ended 31 December 2001 are as follows:

	Intangible fixed assets	Land	Buildings	Fixtures, fittings and equipment	Assets under construction	Total
	CZKm	CZKm	CZKm	CZKm	CZKm	CZKm
Cost						
31 December 2000	**1,748**	**387**	**12,483**	**8,625**	**961**	**24,204**
Additions	1,049	199	687	1,199	1,890	**5,024**
Disposals	23	23	80	575	2,232	**2,933**
31 December 2001	**2,774**	**563**	**13,090**	**9,249**	619	**26,295**
Accumulated depreciation						
31 December 2000	**935**	**0**	**2,782**	**6,509**	221	10,448
Additions - accumulated depreciation	**669**	**0**	**542**	**1,334**	0	2,545
Disposals - accumulated depreciation	**23**	**0**	**80**	**575**	0	678
Impairment charge	**220**	**0**	**1,060**	**5**	(120)	1,164
31 December 2001	**1,801**	**0**	**4,304**	**7,273**	101	13,479
Net book value						
31 December 2000	**813**	**387**	**9,701**	**2,116**	740	13,756
31 December 2001	**973**	**563**	**8,786**	**1,976**	518	12,815

As of 31 December 2001, the net book value of assets held by the Bank under finance lease agreements was CZK 564 million (2000: CZK 365 million).

Total depreciation charges for the period ended 31 December 2001 are included in line *'Additions - accumulated depreciation'* amount to CZK 2,545 million (2000: CZK 2,485 million), from which CZK 2,255 million relates to the depreciation amount charged in 2001 and CZK 290 million relates to the accumulated depreciation of assets of the newly consolidated company MUZO charged in previous years.

The impairment charge and the basis for it are set out in Note 11 *'Restructuring costs'*. As of 31 December 2001, tangible and intangible fixed assets held as part of the branch network, which the Bank intends to dispose of in the medium term of as and when market and business conditions allow, shown in the table above have a net book value of approximately CZK 2,500 million.

In addition the balance of tangible and intangible fixed assets include other assets which have been previously been identified as not in use, available for sublet or sale with a net book value of CZK 590 million.

27 Amounts owed to banks

Amounts owed to banks comprise:

	31 December 2001 CZKm	31 December 2000 CZKm
Current accounts	1,046	1,122
Amounts owed to banks	29,872	40,671
Total amounts owed to banks	**30,918**	41,793

28 Amounts owed to customers

Amounts owed to customers, by type of deposit, comprise:

	31 December 2001 CZKm	31 December 2000 CZKm
Current accounts	131,474	110,432
Savings accounts	21,386	24,863
Term deposits	118,668	104,811
Deposits from budget of public sector	7,469	7,784
Off-budget deposits of public sector	7,522	5,852
Loans from customers	31,875	25,768
Total amounts owed to customers	**318,394**	279,510

Amounts owed to customers, by type of customer, comprise:

	31 December 2001 CZKm	31 December 2000 CZKm
Private companies	113,792	80,747
Other financial institutions	4,257	2,225
Insurance companies	2,699	2,441
Public administration	8,326	14,053
Individuals	118,527	123,524
Non-residents	5,509	828
Deposits – bills of exchange	31,607	25,029
Private entrepreneurs	16,732	14,944
Government agencies	6,665	15,565
Other	10,280	154
Total amounts owed to customers	**318,394**	279,510

29 *Certificated debt*

Certificated debts comprise:

	31 December 2001 CZKm	31 December 2000 CZKm
Bonds	20,433	29,499
Mortgage bonds	7,059	6,600
Total certificated debts	**27,492**	36,099

Publicly tradable mortgage bonds are issued to fund the Group's mortgage activities.

Certificated debts are repayable, according to remaining maturity, as follows:

	31 December 2001 CZKm	31 December 2000 CZKm
In less than one year	9,985	8,936
In one to two years	0	9,947
In two to three years	16,173	0
In three to four years	0	16,116
Five years and thereafter	1,334	1,100
Total certificated debts	**27,492**	36,099

The bonds and medium-term notes detailed above include the following bonds and notes issued by the Group:

Name	Interest rate	Issue date	Maturity date	31 December 2001 CZKm	31 December 2000 CZKm
Bonds of Komerční banka, a. s., CZ0003700429	6M PRIBOR plus 15 basis points (bps)	10 February 1997	10 February 2002	6,124	5,973
Zero coupon bonds of Komerční banka, a. s., 770970000947	Zero coupon (issued with discount for CZK 3,805 million)	8 August 1997	8 August 2004	5,581	5,841
Bonds of Komerční banka, a. s., CZ0003700452	6M PRIBOR plus 10 basis points	29 September 1997	29 September 2002	3,861	4,000
Mortgage bonds of Komerční banka, a. s., CZ0002000110	8.125% (mortgage bonds 2)	13 May 1999	13 May 2004	4,160	4,000
Mortgage bonds of Komerční banka, a. s., CZ0002000102	8.0% (mortgage bonds 1)	15 June 1999	15 June 2004	1,565	1,500
Bonds of Komerční banka, a. s., CZ0003700528	8.0%	10 September 1999	10 September 2004	4,867	4,775
Mortgage bonds of Komerční banka, a. s., CZ0002000151	6M PRIBOR plus 350 basis points (mortgage bonds 3)	15 September 2000	15 September 2007	1,334	1,100
Bonds of Komercni Finance, B. V.	7,125	14 May 1996	14 May 2001	0	8,936
Total bonds				**27,492**	36,099

Six-month PRIBOR was 448 basis points as of 31 December 2001 (2000: 557 basis points).

30 Accruals, provisions and other liabilities

Accruals, provisions and other liabilities comprise:

	31 December 2001 CZKm	31 December 2000 CZKm
Settlement balances and outstanding balances	3	350
Payments in clearing	3,208	6,557
Other payables to customers	197	1,766
Other trading payables	529	497
Other liabilities	4,650	5,109
Provisions, accruals and deferred income	2,826	2,928
Provision for other credit commitments	1,851	1,363
Other provisions	3,229	1,567
Total accruals, provisions and other liabilities	**16,493**	20,137

As of 31 December 2001, the balance of the provision for other credit commitments was CZK 1,851 million. This covers credit risks associated with issued credit commitments, off balance sheet credit instruments and the estimated participation in the expected losses on the guaranteed portfolio of off balance sheet exposures of the Bank pursuant to the Guarantee Agreement dated 29 December 2000.

Other provisions are composed of the following balances:

	1 January 2001	**Additions**	**Disposals**	**31 December 2001**
Restructuring provision (refer to Note 11)	0	100	4	96
Provisions for contracted commitments	1,567	4,602	3,036	3,133
Total	**1,567**	**4,702**	**3,040**	**3,229**

Provisions for contracted commitments principally comprise life and non-life technical reserves held by the Group's insurance subsidiary in the amount of CZK 2,407 million as at 31 December 2001 (2000 – CZK 1,109 million), the provision for outstanding vacation days, legal disputes and termination of rental agreements.

31 Deferred income taxes

Deferred income taxes are calculated on all temporary differences under the liability method using a principal tax rate effective for the following year, that is 31 percent (2000: 31 percent).

The movement on the deferred income tax account is as follows:

	31 December 2001 CZKm	31 December 2000 CZKm
At beginning of period		
- as previously reported	(97)	0
- effect of adopting IAS 39 (note 39)	(103)	0
As restated at the beginning of the period	**(200)**	(90)
Change in consolidation (Muzo)	(22)	0
Income statement (charge)/credit		
- unrealised profit on securities	(170)	0
- fixed assets depreciation	32	0
- contractual penalties	(16)	0
- reduction in tax associated with the sale of securities	42	0
	(112)	(7)
Cash flow hedges - equity charge		
- fair value re-measurement	(438)	0
- transfer to net profit	108	0
	(330)	0
At end of period	**(664)**	(97)

The movement in the deferred income tax account comprises the movement in accelerated tax depreciation, unrealised profit on securities and contractual penalties.

Deferred income tax assets and liabilities are attributable to the following items:

Deferred income tax liabilities	**31 December 2001 CZKm**	31 December 2000 CZKm
Accelerated tax depreciation	(83)	(83)
Unrealised profit on securities - equity impact	0	0
Unrealised profit on securities - P/L impact	(170)	0
Revaluation of hedging derivatives	(391)	0
Other temporary differences	(21)	(14)
	(665)	(97)
Deferred income tax assets		
General and specific loan loss provisions	421	2,387
Reserves and provisions for assets	454	0
Other provisions	236	0
Provisions for non-banking receivables	64	0
Tax loss carry forwards	428	240
Unrealised losses on securities	207	292
Fixed assets depreciation	22	0
Other temporary differences	86	268
	1,918	3,078
Net deferred income tax asset before adjustment	**1,253**	2,981
Adjustment for uncertain realisation of tax asset	**(1,917)**	(3,078)
Net deferred income tax liability	**(664)**	(97)

The reduction in the unrecognised deferred tax asset as of 31 December 2001 when compared with the prior year end reflects primarily changes in the treatment of the general reserves held by the Bank as of 31 December 2001 pursuant to the prospective application of amendments to the Act on Reserves. The Act as presently drafted requires that the Bank release these provisions in the accounting periods ending 31 December 2005.

32 Subordinated debt

In 1998, Komerční Finance, B. V. (a wholly owned subsidiary of the Bank) issued guaranteed step-up callable notes due 15 May 2008, bearing interest at 9 percent per annum to 15 May 2003 and then interest at a rate per annum equal to the sum of the six-month dollar deposit LIBOR for the relevant payment period plus 5 percent. The notes constitute direct, unsecured, unconditional, subordinated obligations of Komerční Finance, B. V. which are irrevocably, fully and, subject to subordination, unconditionally guaranteed as to principal, premium and interest by the Bank. The notes are redeemable at the option of Komerční Finance, B. V. in whole on any interest payment date on or after 15 May 2003. The nominal value of the subordinated debt is USD 200 million.

33 Share capital

The Bank's share capital, legally registered in the Register of Companies on 11 February 2000, is CZK 19,005 million and consists of 38,009,852 ordinary shares with a nominal value of CZK 500 each (ISIN: CZ0008019106).

In connection with the sale of the State's controlling interest in the Bank held by the National Property Fund of the Czech Republic, Société Générale S. A., incorporated under French law, having its registered office address at 29, boulevard Haussmann, 75009 Paris, France, acquired a 60.001 percent shareholding in the Bank on 4 October 2001. Société Générale is a French joint stock company registered in the Register of Companies (Registre du Commerce et Sociétés) under no. RCS Paris 552 120 222. Société Générale operates as a licensed bank pursuant to a resolution issued on 4 May 1864 and is subject to the regulatory requirements of the French Companies Act (Loi sur les Sociétés Commerciales 66-537, 24 July 1966) and the French Banking Act (Loi Bancaire 84-46, 24 January 1984).

34 Analysis of cash and cash equivalents reported in the cash flow statement

	31 December 2001 CZKm	31 December 2000 CZKm	Change in the year CZKm
Cash and balances with central banks	18,124	19,994	(1,870)
Current accounts with other banks	237	893	(656)
Amounts owed to banks	(1,046)	(1,122)	76
Total	**17,315**	19,765	**(2,450)**

35 Commitments and contingent liabilities

Legal disputes

The Group conducted a review of legal proceedings outstanding against it as of 31 December 2001. Pursuant to the review of significant litigation matters in terms of the risk of losses and litigated amounts, the Group has recorded a provision of CZK 75 million for these legal disputes. The Group has also recorded an accrual of CZK 24 million for costs associated with cross-border legal actions brought against a foreign client in connection with losses incurred in the Bank's trade finance area.

The Group has been notified that certain parties against which it is taking legal action may file counterclaims against it. The Group has no information that such claims have yet been filed in any court. The Group will contest any such claims and, taking into consideration the opinion of its internal and external legal counsel, believes that any asserted claims made will not materially affect its financial position. No provision has been made in respect of these matters.

Commitments arising from the issuance of guarantees

Commitments from guarantees represent irrevocable assurances that the Group will make payments in the event that a customer cannot meet its obligations to third parties. These assurances carry the same credit risk as loans and therefore the Group makes provisions against these instruments on the same basis as is applicable to loans.

Purchase of Société Générale's Prague branch

Pursuant to the Share Purchase Agreement dated 12 July 2001, the Bank will acquire the business of Société Générale's Prague branch. It is anticipated that the Bank will complete the acquisition of the business and assets and liabilities of Société Générale's Prague branch in the first quarter of 2002. For further information refer to Note 46.

Capital commitments

As of 31 December 2001, the Group had capital commitments of CZK 88 million (2000: CZK 34 million) in respect of current capital investment projects. Management is confident that future net revenues and funding will be sufficient to cover this commitment.

Commitments arising from the issuance of letters of credit

Documentary letters of credit, which are written irrevocable undertakings by the Group on behalf of a customer (mandatory) authorising a third party (beneficiary) to draw drafts on the Bank up to a stipulated amount under specific terms and conditions, are collateralised by the underlying shipments of goods to which they relate and therefore have significantly less risk. Cash requirements under open letters of credit are considerably less than the commitments under issued guarantees, avals or stand-by letters of credit. However, the Group records provisions against these instruments on the same basis as is applicable to loans.

Commitments to extend credit, undrawn loan commitments, unutilised overdrafts and approved overdraft loans

The primary purpose of commitments to extend credit is to ensure that funds are available to a customer as required. Commitments to extend credit represent unused portions of authorisations to extend credits in the form of loans, guarantees or stand-by letters of credit. Commitments to extend credit issued by the Group represent issued loan commitments or guarantees, undrawn portions of and approved overdrafts loans. Commitments to extend credit or guarantees issued by the Group which are contingent upon customers maintaining specific credit standards (including the condition that a customer's solvency does not deteriorate) are revocable commitments. Irrevocable commitments represent undrawn portions of authorised loans and approved overdraft facilities because they result from contractual terms and conditions in the credit agreements.

Financial commitments and contingencies comprise:

	31 December 2001 CZKm	31 December 2000 CZKm
Non-payment guarantees	5,524	4,768
Payment guarantees	5,307	4,731
Letters of credit uncovered	667	895
Stand by letters of credit	781	616
Commitments from guarantees	**12,279**	11,010
Received bills of exchange/acceptances and endorsements of bills of exchange	20	9
Total contingent liabilities	**12,299**	11,019
Committed facilities	15,648	15,789
Undrawn credit commitments	15,773	18,920
Confirmed letters of credit	5	92
Other irrevocable commitments	**31,426**	34,801
Unutilised overdrafts and approved overdraft loans	20,834	17,710
Letters of credit covered	298	345
Total contingent and irrevocable commitments	**64,857**	63,875

The Group provides a variety of credit facilities to its largest clients including Czech entities which are part of international groups and which are State owned. Of the Group's committed facilities and guarantees, CZK 8,971 million is revocable (2000: CZK 7,565 million). All other committed facilities, undrawn credit commitments and unutilised overdrafts are irrevocable and are not subject to further approvals by the Group.

The risk associated with off balance sheet credit commitments and contingent liabilities is assessed similarly as for loans to customers, taking into account the financial position and activities of the entity to which the Group issued the guarantee and taking into account the collateral obtained. As of 31 December 2001, the Group created provisions for these risks amounting to CZK 1,851 million (2000: CZK 1,363 million).

As of 31 December 2001, payment guarantees include an amount of EUR 100 million relating to a credit derivative agreement (see Note 22).

Finance lease commitments

The Group has entered into finance leases in respect of equipment (computers, ATMs and cars), the payments for which extend over a three year period.

Assets held under finance leases:

	31 December 2001 including interest CZKm	**31 December 2001 excluding interest CZKm**	31 December 2000 including interest CZKm	31 December 2000 excluding interest CZKm
Leased assets	1,531	1,353	998	873
Paid instalments	1,067	951	722	644
Amounts due	**464**	**402**	276	229
Remaining maturity of remaining instalment:				
Up to 1 year	175	149	144	119
1 to 5 years	289	253	132	110
Over 5 years	0	0	0	0
Total	**464**	**402**	276	229

Taxation

Czech tax legislation and practice has changed significantly in recent years. Many parts of the legislation remain untested and there is uncertainty about the interpretation that tax authorities may apply in a number of areas. Management of the Group has applied revised tax legislation on a prudent basis. Tax positions taken by the Group are subject to examination and could be challenged by tax authorities. As a result there may be uncertainty about the potential impacts, should the interpretation of tax authorities differ from that applied by the Group.

During 2001, the Czech tax authorities undertook detailed reviews of the Bank's tax position, specifically focusing on corporate income taxation for the period 1997 to 1999 and 2000. The findings from these tax reviews had an immaterial impact on the Bank's tax position and have been reflected in the financial statements for the year ended 31 December 2001.

Management considers that the Group is not exposed to any material tax risks and therefore no provision has been made in this respect.

36 *Derivative financial instruments*

In the normal course of business the Group enters into financial instrument transactions to hedge its liquidity, interest and foreign currency risks. The Group also enters into speculative financial derivative transactions for the purpose of generating profits from short-term fluctuations in market factors. The Group also acts as a principal to derivative transactions with its clients. With regard to special structured deals carried out on behalf of customers, the Group fully eliminates market risks associated with these products by entering into an opposite position with a banking counterparty (back to back transactions). The Group operates a system of market risk and counterparty limits which are designed to restrict exposure to movements in market prices and counterparty concentrations. The Group also monitors adherence to all limits on a daily basis and follows up on any breaches of these limits and takes corrective action to reduce the risk exposure.

The following tables set out notional and fair values of financial derivative instruments categorised as other and hedging (refer to Note 3 (m) to these financial statements).

Financial derivative instruments designated as other:

	Notional value		Fair value		Notional value		Fair value	
	31 December 2001 Assets CZKm	31 December 2001 Liabilities CZKm	31 December 2001 Positive CZKm	31 December 2001 Negative CZKm	31 December 2000 Assets CZKm	31 December 2000 Liabilities CZKm	31 December 2000 Positive CZKm	31 December 2000 Negative CZKm
Interest rate instruments								
Interest rate swaps	60,483	60,483	1,836	1,854	55,347	55,347	1,573	1,135
Forward Rate Agreements	135,051	135,051	512	488	80,790	80,790	52	49
Options	4,400	4,400	94	89	4,400	4,400	60	55
Total	**199,934**	**199,934**	**2,442**	**2,431**	**140,537**	**140,537**	**1,685**	**1,239**
Foreign currency instruments								
Currency swaps	83,507	82,883	2,208	1,637	59,329	59,128	1,453	1,115
Cross currency swaps	22,279	21,372	993	109	638	694	1	159
Forwards	4,746	4,673	90	24	7,695	7,620	143	170
Call options	1,231	1,344	26	0	8,511	8,295	32	22
Put options	985	872	0	26	0	0	0	0
Total	**112,748**	**111,144**	**3,317**	**1,796**	**76,173**	**75,737**	**1,629**	**1,466**
Other instruments								
Credit options	20,506	20,506	0	0	0	0	0	0
Forwards on debt securities	1,813	1,813	0	1	0	0	0	0
Total	**22,319**	**22,319**	**0**	**1**	**0**	**0**	**0**	**0**
Total	**335,001**	**333,398**	**5,759**	**4,228**	**216,710**	**216,274**	**3,314**	**2,705**

Financial derivative instruments designated as other at nominal values per remaining maturity:

	Up to 1 year CZKm	1 to 5 years CZKm	Over 5 years CZKm	Total CZKm
Interest rate instruments				
IRS	16,782	29,046	14,655	60,483
FRA	135,051	0	0	135,051
Options	0	400	4,000	4,400
Total	**151,833**	**29,446**	**18,655**	**199,934**
Foreign currency instruments				
Swaps	83,474	33	0	83,507
Cross currency swaps	1,056	21,223	0	22,279
Forwards	4714	32	0	4,746
Call options	1,231	0	0	1,231
Put options	985	0	0	985
Total	**91,460**	**21,288**	**0**	**112,748**
Other instruments				
Credit options	0	20,506	0	20,506
Forwards on debt securities	1,813	0	0	1,813
Total	**1,813**	**20,506**	**0**	**22,319**
Total	**245,10**	**71,240**	**18,655**	**335,001**

Note: The remaining maturity of forward rate agreements (FRA) covers the period to the fixing date when off balance sheet exposures are reversed.

Financial derivative instruments designated as hedging:

	31 December 2001		**31 December 2001**		31 December 2000	
	Notional assets CZKm	**Notional liabilities CZKm**	**Positive fair value CZKm**	**Negative fair value CZKm**	Notional assets CZKm	Notional liabilities CZKm
Foreign currency instruments						
Swaps	0	0	0	0	3,881	3,775
Cross currency swaps	0	0	0	0	1,785	1,891
Total	**0**	**0**	**0**	**0**	5,666	5,666
Interest rate instruments						
Interest rate swaps	65,555	65,555	2,033	81	38,287	38,287
FRA	2,800	2,800	27	0	10,200	10,200
Total interest	**68,355**	**68,355**	**2,060**	**81**	48,487	48,487
Total	**68,355**	**68,355**	**2,060**	**81**	54,153	54,153

Remaining maturity of derivatives designated as hedging:

	Up to 1 year CZKm	1 to 5 years CZKm	Over 5 years CZKm	Total CZKm
Interest rate swaps	14,000	41,555	10,000	65,555
Forward rate agreement	2,800	0	0	2,800
Total	**16,800**	**41,555**	**10,000**	**68,355**

The Group treats as hedges only those contracts where it has the ability to demonstrate that all criteria for recognising the transactions as hedges set out in IAS 39 have been met. Further information on hedges is provided in Notes 3 (m) to these financial statements.

The substantial increase in notional values of forward rate agreements (FRA) is primarily due to the Group acting as a market maker in respect for these instruments.

Credit risk of financial derivatives

Credit exposure or replacement cost of financial derivative instruments represents the Group's credit exposure from contracts with a positive fair value, that is, it indicates the estimated maximum potential losses of the Group in the event that counterparties fail to perform their obligations. It is usually a small fraction of the notional amounts of the contracts. The credit exposure of each contract is indicated by the credit equivalent calculated pursuant to generally applicable methodology using the current exposure method and involves the fair market value of the contract (only if positive, otherwise a zero value is taken into account) and a portion of nominal value, which indicates the potential change in fair market value over the term of the contract. The credit equivalent is established depending on the type of contract and its maturity. The Group assesses credit risks of all financial instruments on a daily basis.

As of 31 December 2001, the Group has a potential credit exposure of CZK 10,872 million (2000: CZK 5,947 million) in the event of non-performance by counterparties to its financial derivative instruments. This amount represents the gross replacement cost at market rates as of 31 December 2001 of all outstanding agreements in the event of all counterparties defaulting and does not allow for the effect of netting arrangements.

The Group is selective in its choice of counterparties, sets limits on transactions with its customers and in respect of increased credit exposure or a customer that has no limit for deposit composition and intends to enter into financial derivative transactions. As such, the Group considers that the actual credit risk associated with financial derivatives is substantially lower than the exposure calculated pursuant to credit equivalents.

37 Related Parties

Parties are considered to be related if one party has the ability to control the other party or exercise significant influence over the other party on making financial or operational decisions. As of 31 December 2001, the Bank was controlled by Société Générale which owns 60 percent of its issued share capital.

A number of banking transactions are entered into with related parties in the normal course of business. These include loans, deposits and other types of transactions. These transactions were carried out on commercial terms and at market rates.

Amounts due to and from the Group companies

As of 31 December 2001, the Group had loans outstanding of CZK 1,552 million (2000: CZK 1,451 million) to the group associates. The amounts of associated undertakings placed with the Group totalled CZK 88 million (2000: CZK 342 million).

The following table summarises loans issued to associated undertakings and deposits with the Group:

Company	31 December 2001 CZKm	31 December 2000 CZKm
CAC Leasing, a. s.	890	868
Všeobecná stavební spořitelna KB. a. s.	662	0
MUZO, a. s.	0	583
Total loans	**1,552**	1,451
CAC Leasing, a. s.	6	5
Všeobecná stavební spořitelna KB, a. s.	82	147
MUZO, a. s.	0	190
Total deposits	**88**	342

Amounts due to and from the Société Générale Group entities

As of 31 December 2001 the Group recorded amounts due from Société Générale on CZK - 0.3 million and off balance sheet currency transactions with a notional value of CZK 997 million in assets and CZK 983 million in liabilities.

The Group reported an amount of CZK 158 million owed to Société Générale's Prague branch arising from interbank deposits and an off balance sheet receivable associated with interest rate instruments with a notional value of CZK 1,703 million.

Amounts due from the related parties of the Group:

	Average contractual maturity	Interest rate	31 December 2001 CZKm	31 December 2000 CZKm
Members of the Supervisory Board	-	7 - 13	0	0
Members of the Management Board	-	6.5 -22.8	3	16
Principal shareholders of the Bank (interest greater than 1%)	-	-	0	675
Total	-	-	**3**	691

Amounts due from the related parties of the Group include credit cards, current accounts and common customer loans advanced at varying rates of interest.

All amounts due from principal shareholders in 2000 were fully repaid during the year ended 31 December 2001.

Amounts due from the related parties of the Group:

	CZKm
Balance at 1 January 2001	691
Repayments	688
Loans newly granted	0
Balance at 31 December 2001	**3**

Remuneration and equity compensation scheme of the members of the Management and Supervisory Boards

Remuneration paid to the members of the Management and Supervisory Boards of the Bank during the years was as follows:

	31 December 2001 CZKm	31 December 2000 CZKm
Remuneration to the Management Board *	205	32
Remuneration to the Supervisory Board members**	30	8
Total	**235**	40

* **Remuneration to the Management Board members** includes amounts paid during the year ended 31 December 2001 to the current and former directors of the Bank under mandate and management contracts and the equity compensation scheme.

** **Remuneration to the Supervisory Board members** includes amounts paid during the year ended 31 December 2001 to the current and former members of the Supervisory Board as well as compensation provided under the equity compensation scheme.

As of 31 December 2001, the Group recorded a reserve of CZK 8.8 million (2000: CZK 53 million) for an equity compensation program designed for the Management Board, Supervisory Board and selected managers, and an estimated payable of CZK 11.1 million (2000: CZK nil) for Management Board bonuses.

	31 December 2001	31 December 2000
Number of the Management Board members	5	7
Number of the Supervisory Board members	9	12

Equity compensation program

The extended equity compensation program (the 'program'), designed to provide compensation to the members of the Management and Supervisory Boards, was approved by the Annual General Meeting on 31 May 2000. The terms of the program, refined to reflect the requirements of the amended Commercial Code, were approved by the General Meetings held on 28 March 2001 and 20 June 2001.

Under this equity compensation program each of the members of the Management and Supervisory Boards of the Bank have a right to purchase annually a pre-determined number of ordinary shares of the Bank at CZK 500 per share ('call options'). The members of the Boards have a right, but not the obligation, to put these shares on the Bank at a price of CZK 1,000 per share after these shares have been held by Board members for a minimum period ('put options'). The cost of the exercise of these options is borne by the Bank.

The table below summarises the program in terms of the period for acquiring call options over a pre-determined number of shares and the call and put option exercise period:

Period for call options over shares	Number of shares for call options		Option exercise period	
	Management Board	Supervisory Board	Call options	Put options
05/2000-05/2001	134,000	28,500	05/2000-05/2004	06/2001-05/2004
05/2001-05/2002	134,000	28,500	05/2001-05/2004	06/2002-05/2004
05/2002-05/2003	134,000	28,500	05/2002-05/2004	06/2003-05/2004
05/2003-05/2004	134,000	28,500	05/2003-05/2004	05/2004-05/2005
Total	**536,000**	**114,000**	-	-

- Information relating to the description of the period has been simplified as a result of varied dates of entering into agreements under the program from 31 May 2000 to 12 June 2000 which underlie the start of the period for call options over shares and exercise of the call and put options.

Call and put option agreements were entered into with the members of the Management and Supervisory Boards in November and December 2000.

Exercise of option rights for the year from 1 June 2000 to 31 May 2001

In January 2001, the Bank purchased its ordinary shares in the open market following the exercise of the right to purchase the pre-determined number of shares by each of the members of the Management Board. The members of the Supervisory Board also exercised their rights under the scheme. The total number of shares purchased for the Management and Supervisory Board members was 160,220. The cost to the Bank of the exercise of these shares has been charged on an accruals basis to the accounting periods to which it relates as a compensation expense. The aggregate charge to the consolidated profit and loss statement for the year ended 31 December 2001 for all members of both Boards was CZK 37 million (2000: CZK 53 million).

Exercise of option rights for the year from 1 June 2001 to 31 May 2002

The members of the Management Board and the members of Supervisory Board exercised their rights to purchase 155,060 shares as of 31 December 2002. The aggregate charge to the consolidated profit and loss statement for the year ended 31 December 2001 for all members of the Boards and their rights to sell and purchase the shares was CZK 59 million on an accruals basis

Other beneficiaries of equity compensation scheme

Under a pre-existing scheme certain members of middle management of the Bank have rights to purchase annually a pre-determined number of ordinary shares of the Bank. Management estimates that the cumulative rights as of 31 December 2001 amount to approximately 80,000 shares.

Current status of equity compensation schemes

The Group's management has indicated that its intention is to limit or to terminate a substantial part of outstanding rights of the existing program.

38 Reconciliation of reserves and profit under Czech accounting principles to IAS

	31 December 2001 CZKm	31 December 2000 CZKm
Reserves under CAS (net of social fund reserve)	4,386	1,902
Add/(deduct):		
Cumulative unrealised gains on trading and available for sale securities, derecognition of purchased own bonds and shares and differences of securities valuation treatment	499	268
Hedging reserve	1,263	0
Cumulative leasing adjustments	(79)	(89)
Revaluation reserve	(56)	0
Equity compensation program reserve	9	53
Treasury shares	(179)	0
Other adjustments	73	26
Deferred tax liability	(550)	0
Credit arising from the application of IAS in respect of associates (see Note 25)	556	0
Reserves under IAS	**5,922**	2,160

	31 December 2001 CZKm	31 December 2000 CZKm
Consolidated profit for the period under CAS	2,417	(176)
Add/(deduct):		
Unrealised gains on trading and available for sale securities, derecognition of purchased own bonds and shares and differences of securities valuation treatment	101	510
Leasing adjustments	10	(356)
Other adjustments	82	(551)
Difference of derivatives valuation treatment as of 1 January 2001 (on adoption of IAS 39)	(140)	-
Deferred tax liability on recognised unrealised securities gains	(170)	-
Reduction in tax on a portion of gains recognised in equity (adoption IAS 39)	42	-
Reduction in deferred tax liability from the reversal of penalty interest	6	-
Credit arising from the application of IAS in respect of associates (see Note 25)	556	0
Consolidated profit for the period under IAS	**2,904**	(221)

39 Movement of hedging reserve in the consolidated statement of changes in shareholders' equity including adoption of IAS 39 as of 1 January 2001

Available for sale investments

On the adoption of IAS 39 as of 1 January 2001, all investments securities classified as available for sale were remeasured to fair value. The difference between their original carrying value and their fair value as of 1 January 2001 was reported as an adjustment to retained earnings. Gains and losses arising from the change in the fair value of available for sale securities since that date are recognised directly to the profit and loss statement.

	CZKm
Available for sale securities remeasured to fair value	138
Deferred income tax liability	(42)
Adjusted balance as of 1 January 2001	**96**

Hedging reserve - cash flow hedges

On the adoption of IAS 39, certain derivatives were designated as cash flow hedges. The fair values of cash flow hedges are recorded in a separate category of equity in the hedging reserve as shown below:

	CZKm
Cash flow hedge fair value as of 1 January 2001	200
Deferred income tax liability as of 1 January 2001	(61)
Adjusted balance as of 1 January 2001	**139**

Movements in 2001

	CZKm
Gains/losses from changes in fair value	1,407
Deferred income tax	(438)
	969
Transferred to interest income/expense	(344)
Deferred income tax	108
	(236)
Balance as of 31 December 2001	1,263
Deferred income tax	(392)
Balance as at 31 December 2001	**872**

For the period ended 31 December 2001, the Group does not have any positions qualifying as fair value hedges.

40 Estimated fair value of assets and liabilities of the Group

Fair value of financial instruments is the amount for which an asset could be exchanged, or a liability settled, between knowledgeable, willing parties in an arm's length transaction. Where available, fair value estimates are made based on quoted market prices. However, no readily available market prices exist for a significant portion of the Group's financial instruments. In circumstances where the quoted market prices are not readily available, the fair value is estimated using discounted cash flow models or other pricing models as appropriate. Changes in underlying assumptions, including discount rates and estimated future cash flows, significantly affect the estimates. Therefore, the calculated fair market estimates cannot be realised in a current sale of the financial instrument.

In estimating the fair value of the Group's financial instruments, the following methods and assumptions were used.

(a) Cash and balances with the central bank

The carrying values of cash and balances with the central bank are generally deemed to approximate their fair value.

(b) Investments held to maturity

Fair values of securities carried in the 'Held to maturity' portfolio are calculated by discounting future cash flows using prevailing market rates.

(c) Due from banks

The estimated fair value of amounts due from banks that mature in 180 days or less approximates their carrying amounts. The fair value of other amounts due from banks is estimated based upon discounted cash flow analyses using interest rates currently offered for investments with similar terms (market rates adjusted to reflect credit risk). The fair value of non-performing amounts due from banks is estimated using a discounted cash flow analysis or the appraised value of the underlying collateral. Provisions are not taken into consideration when calculating fair values.

(d) Loans and advances to customers

The fair value of variable yield loans that regularly reprice, with no significant change in credit risk, generally approximates their carrying value. The fair value of loans at fixed interest rates is estimated using discounted cash flow analyses, based upon interest rates currently offered for loans with similar terms to borrowers of similar credit quality. The fair value of non-performing loans to customers is estimated using a discounted cash flow analysis or the appraised value of the underlying collateral, where available. Loans at fixed interest rates represent only a fraction of the total carrying value and hence the fair value of total loans and advances to customers approximates the carrying values as of the balance sheet date. Provisions are not taken into consideration when calculating fair values.

(e) Amounts owed to banks and customers

The fair value of term deposits payable on demand represents the carrying value of amounts payable on demand as of the balance sheet date. The fair value of term deposits at variable interest rates approximates their carrying values as of the balance sheet date. The fair value of deposits at fixed interest rates is estimated by discounting their future cash flows using rates currently offered for deposits of similar remaining maturities.

(f) Certificated debt

The fair value of certificated debt issued by the Group is based upon quoted market prices. Where no market prices are available, the fair value is equal to an estimate made by the Group.

The following table summarises the carrying values and fair values of those financial assets and liabilities not presented on the Group's consolidated balance sheet at their fair value:

	31 December 2001 Carrying value CZKm	31 December 2001 Fair value CZKm	31 December 2000 Carrying value CZKm	31 December 2000 Fair value CZKm
Financial assets				
Cash and balances with the central bank	18,361	18,361	20,887	20,887
Amounts due from banks	156,909	156,814	124,473	123,442
Loans and advances to customers, including loans to Česká konsolidační agentura, net	186,446	188,524	180,033	180,033
Investments held to maturity	1,453	1,527	12,077	12,077
Financial liabilities				
Amounts owed to banks	30,918	30,921	41,793	41,876
Amounts owed to customers	318,394	318,077	279,510	279,485
Certificated debt	27,492	28,488	36,099	36,781

The fair values of securities previously reported in the Group's investment portfolio were determined as equal to market values and therefore the calculation method applicable to Investments held to maturity in 2000 is not consistent with the method applied in 2001.

41 Foreign exchange position

The table below provides an analysis of the Group's main currency exposures. The remaining currencies are shown within 'Other currencies'. Whilst the Group monitors its foreign exchange position for compliance with the regulatory requirements of the relevant national central banks established in respect of limits on open positions, the most significant tool for measuring the Group's open foreign currency position involves monitoring the 'value at risk' limit on the foreign exchange exposure of the whole Group. In establishing the 'value at risk' the Group monitors its open foreign currency position in 13 currencies and offsets mutual correlations. The 'value at risk' limit is established such that the Group complies with the regulatory limits of the relevant national central banks without breaching the 'value at risk' limit.

	Czech crowns	EMU currencies	US dollars	Swiss Francs	Slovakian crowns	Other currencies	Total
	CZKm	CZKm	CZKm	CZKm	CZKm	CZKm	CZKm
Assets							
Cash and balances with central bank	13,788	3,616	378	132	200	247	18,361
Amount due from banks	101,697	24,890	28,133	87	1,462	640	156,909
Loans to Česká konsolidační agentura	49,486	166	113	0	0	0	49,765
Loans and advances to customers, net	118,800	8,642	7,298	357	1,283	301	136,681
Securities held for trading	3,706	0	0	0	654	0	4,360
Securities available for sale	21,579	302	13,368	0	0	0	35,249
Prepayments, accrued income and other assets	13,15	226	630	27	67	16	14,116
Investments held to maturity	199	132	761	0	361	0	1,453
Investments in subsidiaries and associates	1,667	0	0	0	57	0	1,724
Tangible and intangible fixed assets	12,733	0	0	0	82	0	12,815
Total assets	**336,805**	**37,974**	**50,681**	**603**	**4,166**	**1,204**	**431,433**
Liabilities							
Amounts owed to banks	17,549	5,155	6,775	35	1,381	23	30,918
Amounts owed to customers	273,356	27,611	13,984	559	1,946	938	318,394
Certificated debt	27,492	0	0	0	0	0	27,492
Accruals, provisions and other liabilities	20,772	695	481	13	106	92	22,159
Subordinated debt	0	0	7,335	0	0	0	7,335
Shareholders' equity	24,877	1	0	0	49	0	24,927
Minority interest	208	0	0	0	0	0	208
Total liabilities	**364,254**	**33,462**	**28,575**	**607**	**3,482**	**1,053**	**431,433**
Net FX position at 31 December 2001	**(27,449)**	**4,512**	**22,106**	**(4)**	**684**	**151**	**0**
Off balance sheet assets *)	310,345	20,768	45,520	68	1,265	1,465	379,432
Off balance sheet liabilities *)	280,222	25,872	68,399	77	1,636	1,624	377,830
Net off balance sheet FX position	30,123	(5,104)	(22,879)	(10)	(370)	(159)	1,602
Total net FX position at 31 December 2001	**2,674**	**(592)**	**(773)**	**(14)**	**314**	**(8)**	**1,602**
Total assets at 31December 2000	328,100	24,293	50,081	1,030	3,977	1,609	409,090
Total liabilities at 31December 2000	342,298	23,293	38,024	583	3,586	1,306	409,090
Net FX position at 31 December 2000	(14,198)	1,000	12,057	447	391	303	0
Off balance sheet net FX position at 31 December 2000	**16,040**	**(2,518)**	**(12,363)**	**(566)**	**0**	**(405)**	**188**
Total net FX position at 31 December 2000	**1,842**	**(1,518)**	**(306)**	**(119)**	**391**	**(102)**	**188**

*) Off balance assets and liabilities include amounts receivable and payables arising from spot and forward transactions.

42 Interest rate risk

Interest rate risk is the risk that the value of a financial instrument will fluctuate due to changes in market interest rates. The length of time for which the rate of interest is fixed on a financial instrument, therefore, indicates to what extent it is exposed to interest rate risk. The table below provides information on the extent of the Group's interest rate exposure based either on the contractual maturity date of its financial instruments or, in the case of instruments that reprice to a market rate of interest before maturity, the next repricing date. It is the policy of the Board to manage the exposure to fluctuations in net interest income arising from changes in interest rates by the degree of repricing mismatch in the balance sheet. Those assets and liabilities that do not have contractual maturity date or are not interest-bearing are grouped in 'maturity undefined' category.

Assets	Up to 3 months CZKm	3 months to 1 year CZKm	1 year to 5 years CZKm	Over 5 years CZKm	Maturity undefined CZKm	Total CZKm
Cash and balances with the central bank	8,920	0	0	0	9,441	18,361
Amount due from banks	150,402	5,791	623	0	93	156,909
Loans to Česká konsolidační agentura	23.009	9,569	17,187	0	0	49,765
Loans and advances to customers, net	77,122	25,076	27,666	3,098	3,719	136,681
Securities held for trading	1,198	1,181	1,201	523	257	4,360
Securities available for sale	12,084	1,912	7,907	9,961	3,385	35,249
Prepayments, accrued income and other assets	1,490	203	12	7	12,404	14,116
Investments held to maturity	398	391	647	17	0	1,453
Investments in subsidiaries and associates	0	0	0	0	1,724	1,724
Tangible and intangible fixed assets	0	0	0	0	12,815	12,815
Total assets	**274,623**	**44,123**	**55,243**	**13,606**	**43,838**	**431,433**
Liabilities						
Amounts owed to banks	21,028	6,857	402	133	2,498	30,918
Amounts owed to customers	169,965	4,295	987	131	143,016	318,394
Certificated debt	8,630	65	17,646	0	1,151	27,492
Accruals, provisions and other liabilities	3,710	1,271	4	0	17,174	22,159
Subordinated debt	0	0	7,335	0	0	7,335
Minority interest	0	0	0	0	208	208
Total liabilities	**203,333**	**12,488**	**26,374**	**264**	**188,974**	**431,433**
On balance sheet interest rate sensitivity gap at 31 December 2001	**71,290**	**31,635**	**28,869**	**13,342**	**(145,136)**	**0**
Off balance sheet interest rate assets	43,339	69,797	90,351	15,265	0	218,752
Off balance sheet interest rate liabilities	78,285	87,185	47,893	5,389	0	218,752
Net off balance sheet interest rate sensitivity gap at 31 December 2001	**(34,946)**	**(17,388)**	**42,458**	**9,876**	**0**	**0**
Cumulative interest rate sensitivity gap at 31 December 2001	**36,344**	**50,591**	**121,918**	**145,136**	**0**	**0**
Total assets at 31 December 2000	232,784	44,063	66,184	19,026	47,033	409,090
Total liabilities at 31 December 2000	187,617	28,735	24,899	810	145,864	387,925
Net on balance sheet interest rate sensitivity gap at 31 December 2000	**45,167**	**15,328**	**41,285**	**18,216**	**(98,831)**	**21,165**
Net off balance sheet interest rate sensitivity gap at 31 December 2000	**(15,610)**	**(8,697)**	**24,965**	**(798)**	**140**	**0**
Interest rate sensitivity gap at 31 December 2000	**29,557**	**6,631**	**66,250**	**17,418**	**(98,691)**	**21,165**
Cumulative interest rate sensitivity gap at 31 December 2000	**29,557**	**36,188**	**102,438**	**119,856**	**21,165**	**x**

43 Average interest rates as of 31 December 2001

Assets	CZK	USD	EUR
Cash and balances with the CNB	2.39%	0.00%	0.00%
Treasury bills and other bills eligible for refinancing	4.82%	0.00%	0.00%
Amounts due from banks	5.21%	1.87%	3.38%
Loans and advances to customers	7.75%	4.92%	6.33%
Interest earning securities	7.62%	6.38%	6.53%
Total assets	**6.17%**	**3.73%**	**4.17%**
Total interest earning assets	**6.84%**	**3.77%**	**4.19%**
Liabilities			
Loans from the CNB	0.00%	0.00%	8.23%
Amounts owed to banks	4.95%	3.86%	4.07%
Amounts owed to customers	2.47%	1.01%	1.57%
Certificated debt	7.95%	0.00%	0.00%
Subordinated debt	0.00%	9.13%	0.00%
Total liabilities	**2.63%**	**3.71%**	**1.95%**
Total interest bearing liabilities	**3.10%**	**3.86%**	**2.04%**

The above table sets out the average interest rates for December 2001 calculated as a weighted average for each asset and liability category.

44 Liquidity risk

Liquidity risk is a measure of the extent to which the Group may be required to raise funds to meet its commitments associated with financial instruments. The Group maintains its liquidity profiles in accordance with regulations laid down by the Czech National Bank and other national regulatory authorities. The table below provides an analysis of assets, liabilities and shareholders' equity into relevant maturity groupings based on the remaining period from the balance sheet date to the contractual maturity date. It is presented under the most prudent consideration of maturity dates where options or repayment schedules allow for early repayment possibilities. Those assets and liabilities that do not have a contractual maturity date are grouped together in the 'maturity undefined' category.

The Group is exposed to daily calls on its available cash resources from overnight deposits, current accounts, maturing deposits, loan draw downs, guarantees and from margin and other calls on cash settled derivatives. The Group does not maintain cash resources to meet all of these needs as experience shows that a minimum level of reinvestment of maturing funds can be predicted with a high level of certainty. The Group sets limits on the minimum proportion of maturing funds available to meet such calls and on the minimum level of interbank and other borrowing facilities that should be in place to cover withdrawals at unexpected levels of demand.

Assets	On demand CZKm	Up to 3 months CZKm	3 months to 1 year CZKm	1 year to 5 years CZKm	Over 5 years CZKm	Maturity undefined CZKm	Total CZKm
Cash and balances with central banks	12,165	95	0	0	0	6,101	**18,361**
Amounts due from banks	27	150,372	5,541	969	0	0	**156,909**
Loans to Česká konsolidační agentura	0	0	3,795	45,970	0	0	**49,765**
Loans and advances to customers, net	1.927	34.735	34,109	42,970	22,940	0	**136,681**
Securities held for trading	0	844	1,527	1,285	536	168	**4,360**
Securities available for sale	0	1,401	1,278	9,273	19,060	4,237	**35,249**
Prepayments, accrued income and other assets	0	2,087	643	24	8	11,354	**14,116**
Investments held to maturity	0	352	863	221	16	1	**1,453**
Investments in subsidiaries and associates	0	0	0	0	0	1,724	**1,724**
Tangible and intangible fixed assets	0	0	0	0	0	12,815	**12,815**
Total assets	**14,119**	**189,886**	**47,756**	**100,712**	**42,560**	**36,400**	**431,433**
Liabilities							
Amounts owed to banks	3,543	12,697	6,233	3,837	4,608	0	30,918
Amounts owed to customers	143,795	143,865	23,276	7,303	155	0	318,394
Certificated debt	1	5,907	3,776	16,458	1,350	0	27,492
Accruals, provisions and other liabilities	0	1,634	169	41	0	20,315	22,159
Subordinated debt	0	0	0	0	7,335	0	7,335
Minority interest	0	0	0	0	0	208	208
Shareholders' equity	0	0	0	0	0	24,927	24,927
Total liabilities	147,339	164,103	33,454	27,639	13,448	45,450	431,433
On balance sheet net liquidity gap at 31 December 2001	(133,220)	25,783	14,302	73,073	29,112	(9,050)	0
Off balance sheet assets*	16,592	148,056	58,458	119,581	27,549	31,969	402,205
Off balance sheet liabilities*	130,831	138,436	43.059	35,069	14,611	40.199	402.205
Off balance sheet net liquidity gap at 31 December 2001	(114,239)	9,620	15,399	84,512	12,938	(8,230)	0
Cumulative on and off balance sheet liquidity gap at 31 December 2001	(247,459)	(212,056)	(182,355)	(24,770)	17,280	0	
Total assets at 31 December 2000	16,755	152,378	59,271	119,875	27,799	33,012	409,090
Total liabilities at 31 December 2000	131,105	142,617	43,515	34,867	14,595	42,391	409,090
On balance sheet net liquidity gap at 31 December 2000	(114,350)	9,761	15,756	85,008	13,204	(9,379)	0
Off balance sheet net liquidity gap at 31 December 2000	194	1,345	17,036	6,098	15,652	(76,306)	(35,981)
Cumulative on and off balance sheet liquidity gap at 31 December 2000	(114,156)	(103,050)	(70,258)	20,848	49,704	(35,981)	x

*) Off balance assets and liabilities include amounts receivable and payables arising from FX spot, forward and option contracts and receivables and payables under guarantees, letters of credit and committed facilities.

45 Assets under management

As of 31 December 2001, the Group managed client assets in the amount of CZK 33,242 million, of which the assets of Penzijní Fond Komerční banky, a. s., amounted to CZK 7,260 million.

46 Purchase of Société Générale's Prague branch

The planned acquisition of the business of Société Générale's Prague branch and its integration into the Bank will form an integral part of the transformation process. Under this transaction, the Bank will acquire the assets and liabilities of the business and transfer all its clients and staff (also refer to Note 2). The transaction was approved by the Bank's Management Board and Supervisory Board on 11 December 2001 and 14 February 2002, respectively. In December 2001, the Bank's Executive Committee approved the principal conditions and timing of all the processes associated with the purchase of the business. The purchase of the business of Société Générale's Prague branch must be approved by the Bank's Extraordinary General Meeting which is scheduled to take place on 28 March 2002. The purchase of the business is also subject to the prior consent of the Czech National Bank.

The date of acquisition of the business of Société Générale's Prague branch is set as of 31 March 2002, at which time all the assets and liabilities specified in the Business Purchase Agreement will be acquired by the Bank and recognised in the Bank's statutory books at fair value. Pursuant to an independent appraisal, the purchase price of the business has been determined to be CZK 1,030 million. The difference between the purchase price and the fair value of the acquired assets and liabilities as of the acquisition date will be recognised as goodwill in the Bank's assets.

As of 31 December 2001, Société Générale's Prague branch recorded assets of CZK 22,208 million.

ADDITIONAL INFORMATION ACCORDING TO THE ACT No. 591/1992 COLL., ON SECURITIES AND THE REQUIREMENTS OF SEC PRAGUE

DATA ON SECURITIES OF KOMERČNÍ BANKA, A. S.

A) BONDS OF KOMERČNÍ BANKA (UNREDEEMED)

No.	Bonds	Issue Date Maturity Date	Volume in CZK Number	Interest Rate	Pay-out of Interest
1	2	3	4	5	6
1.	1997/2002 ISIN: CZ0003700429	10.2.1997 10.2.2002	6,000,000,000 600,000	6month PRIBOR + 0,15 p. p.	half-yearly
2.	1997/2004	8.8.1997 8.8.2004	8,000,000,000 800,000	zero coupon	-
3.	1997/2002 ISIN: CZ0003700452	29.9.1997 29.9.2002	4,000,000,000 400,000	6month PRIBOR + 0.10 p. p.	half-yearly
4.	HZL 1999/2004 ISIN: CZ0002000110	13.5.1999 13.5.2004	4,000,000,000 400,000	8.125 % p. a.	yearly
5.	HZL 1999/2004 ISIN: CZ0002000102	15.6.1999 15.6.2004	1,500,000,000 150,000	8.0 % p. a.	yearly
6.	1999/2004 ISIN: CZ0003700528	10.9.1999 10.9.2004	5,000,000,000 500,000	8.0 % p. a.	yearly
7.	HZL 2000/2007 ISIN: CZ0002000151	15.9.2000 15.9.2007	1,100,000,000 11,000	6month PRIBOR + 3.50 p. p.	half-yearly

Note: HZL = mortgage bond

All bonds are issued in CZK, are registered (apart from bonds without interest coupons) as bearer shares in dematerialised form and have a nominal value of CZK 10,000, except for the last issue of mortgages bonds (ISIN: CZ0002000151), which have a nominal value of CZK 100,000.

The bonds' transferability is unlimited. Bonds are transferred upon registration of their ownership on the account of the new owner in the Securities Centre.

The yield on the securities is paid by the issuer - Komerční banka, a. s., registered office Na Příkopě 33, Prague 1, through Head Office and its branches.

A request for payment of bonds, including interest, by the owner of the bond in the event of non-compliance with the obligations stated in the relevant conditions of issue for the particular bond must be in writing and must be delivered to the issuer's registered office.

All unredeemed bonds (apart from bonds without interest coupons, which are not publicly tradable) are accepted for trading on the free market of the Prague Stock Exchange.

Bonds bear interest from the date of issue (see column 3 of the table) and payment of the yield is made at half-yearly or yearly intervals (see column 6 of the table).

The bonds will be paid by Komerční banka, a. s., Na Příkopě 33, Prague 1, through the Bank's Head Office and branches in a lump-sum in the nominal value on the maturity date (see column 3 of the table). In accordance with the standards of the Prague Stock Exchange the bonds' transferability is always suspended in the Securities Centre before their repayment. Should the redemption or interest payment date fall on a non-business day at the place of payment the payment shall be made on the next business day. No interest shall be calculated for the intervening period. Payments shall be made to the owners of the bonds in cash or by transfer to the owner's account, as they require.

Rights attaching to the bonds (interest, redemption of the nominal value) are time barred following ten years from the redemption date.

Bonds are direct, unguaranteed, unconditional and unsubordinated obligations on the part of the issuer and are compatible with all existing unguaranteed, unconditional and unsubordinated obligations on the part of the issuer pertaining to bonds already issued. Owners of mortgages bonds have a pre-emption right for the satisfaction of their receivables from mortgages bonds pursuant to section 32 sub-section 3 of the Bankruptcy and Composition Act, as amended.

Unredeemed bonds were issued in the relevant years in accordance with the Bonds Act and Securities Act, as amended.

The issue of bonds was licensed by decision of the Ministry of Finance, or Securities Committee. Rights and obligations pertaining to the bonds are governed by and interpreted in accordance with the legal regulations of the Czech Republic.

B) SHARES OF KOMERČNÍ BANKA

All KB shares are ordinary shares, registered, issued to the owner, with nominal value of CZK 500 and are in dematerialised form.

Rights pertaining to ordinary shares are derived from the Commercial Code, as amended, and have no special rights attached. Shareholders' voting rights are governed by the nominal value of the shares. Each CZK 500 of the nominal value of the share is equivalent to one vote. Shareholders are entitled to a share of the Bank's profit (dividend) approved for distribution by the annual general meeting based upon the Bank's financial result and in accordance with the conditions stated in the generally binding legal regulations. Upon the Bank's liquidation and dissolution the means of liquidation is governed by the relevant generally binding legal regulations. Distribution of the remaining balance upon liquidation between shareholders is approved by the annual general meeting in the proportion of the nominal value of the shares held by the Bank's shareholders.

Dividend rights belong to shareholders who own shares 30 calendar days following the date of the annual general meeting that approved the payment of the dividend. If the Board of Directors decided to register the rights for the payment of a dividend in the records of dematerialised securities, those shareholders shall have a right to a dividend whose right is registered in the records of dematerialised securities 30 calendar days after the date of the annual general meeting that approved the dividend. The dividend is payable 30 days after the decisive day on which the shareholder's right arose, in accordance with the previous sentence of this provision. The right to the payment of the dividend is time-barred from four years after its date of payment. In the event of the shareholder's death his legal inheritor shall be authorised to exercise all rights attached to the shares.

In accordance with the decisions of relevant Annual General Meetings of Komerční banka, a. s., since the year 1997 no dividends has been authorised for distribution.

Of the Bank's total share capital of CZK 19,004,926,000 (38,009,852 shares with a nominal value of CZK 500) 60 % is the property of Société Générale S.A. The remaining shares are held by corporate entities and private individuals.

With the exception of the share incentive scheme for the management (see Notes to the Unconsolidated Financial Statements according CAS, note no. 31 – Related parties), Komerční banka, a. s., does not have any other scheme allowing the Bank's employees to participate in the share capital of the company.

INFORMATION ON ACQUISITION OF OWN SHARES BY KB

	Quantity/ nominal value as at 1 January 2001	*Proportion in share capita as at 1 January. 2001*	*Quantity/ nominal value as at 31 December 2001*	*Proportion in share capita as at 31 December 2001*
Trade portfolio	6,000	0.016%	12,000	0.032%
	3,000,000		6,000,000	
Portfolio for sale	0	0.000%	163,100	0.429%
	0		81,550,000	

	Quantity/ nominal value of acquired shares	*Quantity/ nominal value of sold shares*	*Total amount of purchase prices of acquired shares*	*Max. and min. acquisition price*	*Total amount of selling prices of shares sold*	*Max. and min. selling price*
Trade portfolio	1,161,200	1,155,200	1,147,383,835	790.00	1,139,944,370	796.00
	580,600,000	577,600,000		1,177.00		1,184.00
Portfolio for sale	346,280	183,180	341,679,884	925.13	92,345,820	500.00
	173,140,000	91,590,000		1,067.00		897.80

NUMBER OF KOMERČNÍ BANKA´S SHARES HELD BY MEMBERS OF KB´S STATUTORY BODIES AND TOP MANAGEMENT

as at 31 December 2001

	Number of KB´s shares
Board of Directors	19,000
Executive Committee	57,010
Supervisory Board	6,120

c) GLOBAL DEPOSITORY RECEIPTS OF KOMERČNÍ BANKA

UNITED KINGDOM TAX CONSIDERATIONS

The following is a summary of the principal U.K. tax consequences to a holder, who or which is resident or ordinarily resident in the United Kingdom or is carrying on a trade or business in the United Kingdom through a branch or agency (collectively, "U.K. Holders"), of the ownership of GDRs or Shares delivered upon surrender of GDRs. It deals only with GDRs or Shares held as capital assets and does not deal with certain special classes of holders, such as dealers.

Taxation of dividends and other distributions

Distributions, including cash dividends paid with respect to the underlying Shares to a U.K. Holder, will generally be taxed as income of the U.K. Holder. Any Czech withholding tax paid in respect of such distributions to a U.K. Holder will generally be available as a credit against any United Kingdom tax liability of such U.K. Holder (and not recoverable from the Czech authorities) in respect of such distribution.

Where dividends are paid by or through a U.K. paying agent or collected by a U.K. collecting agent on or before 31 March 2001, such agent will generally (subject to exceptions for U.K. holders of 10 per cent and more of the voting power) be obligated to deduct an amount in respect of U.K. income taxes (currently at 20 per cent. with appropriate adjustment for non-U.K. income tax) unless satisfactory evidence is produced that the beneficial owner of the Shares and the related dividend is a non-U.K. resident, or is otherwise entitled to receive the dividend without deduction of income tax.

Following the enactment of the United Kingdom Finance Act 2000, the rules requiring a U.K. paying or collecting agent to deduct an amount in respect of U.K. income taxes from payments of dividends will not apply to dividends paid on or after 1 April 2001.

Sale or other disposition of GDRs

A U.K. Holder of GDRs may be subjected to United Kingdom tax on a disposition or deemed disposition of a GDR (or of Shares acquired upon surrender of GDRs). Relief may be available for any Czech tax paid on such a disposal. There should be no liability for United Kingdom stamp duty or stamp duty reserve tax on a disposition of a GDR provided the disposition is undertaken by delivery.

Surrender of GDRs

Upon surrender of a GDR to the Depositary in return for a Share, no liability for United Kingdom taxation should arise provided the GDR holder is the beneficial owner of the Shares. Generally, the Shares acquired from the Depositary will be acquired at a base cost equal to the cost to the U.K. Holder of acquiring the GDR surrendered.

EACH PROSPECTIVE PURCHASER SHOULD CONSULT HIS, HER OR ITS OWN TAX ADVISOR AS TO THE SPECIFIC TAX CONSEQUENCES OF AN INVESTMENT IN THE GDRs.

EMOLUMENTS AND BENEFITS OF THE STATUTORY BODIES AND MANAGEMENT

(SECTION 80A SUBSECTION 1 AND 2, PARAGRAPH B) OF ACT NO. 591/1992 COLL., ON SECURITIES)

EMOLUMENTS AND BENEFITS RECEIVED FROM KOMERČNÍ BANKA, A. S.:

See Notes to the Unconsolidated Financial Statements according to CAS, note no. 31 Related parties - Remuneration and equity compensation scheme of the members of the Management and Supervisory Boards

BENEFITS RECEIVED FROM CONTROLLED COMPANIES:

Members of the Board of Directors, Executive Committee and the Supervisory Board did not receive any benefits from controlled companies.

TO BE CONTINUED

FINANCIAL INVESTMENT

INVESTMENTS IN CAPITAL ASSETS IN 2001

See Notes to the Unconsolidated Financial Statements according to CAS, note no. 15 Trading securities; note no. 16 Fixed assets investments in subsidiary and associated undertakings; note no. 17 Other financial investments; note no. 18 Tangible and intangible fixed assets.

INFORMATION ON KOMERČNÍ BANKA'S DEPENDENCY ON PATENTS, LICENSES ETC.

Here is no dependency with an underlying importance.

LEGAL DISPUTES INVOLVING THE ISSUER

LEGAL DISPUTES IN WHICH THE BANK ACTS AS A PLAINTIFF

In 2001, the totals of 130 material court proceedings were conducted which were launched in 2001 and in the previous years. The proceedings had or could have material implications for the Bank's financial results. The total amount involved in the court proceedings is CZK 16.505 billion of which CZK 16.049 billion are receivables transferred to the Remedial Management Division for workout.

Of those 130 court proceedings, 71 are actions for payment and 59 bankruptcy proceedings, and the total for court disputes is CZK 6.896 billion and for bankruptcies CZK 9.609 billion.

With respect to its overall financial situation, Komerční banka, a. s., regards as material all disputes over amounts exceeding CZK 10 million and all bankruptcy proceedings for amounts exceeding CZK 50 million. The reason for the higher threshold for bankruptcy proceedings is the fact that the average yield of bankruptcies in the practice of Komerční banka, a. s., does not exceed 20 per cent – the outcomes of bankruptcy proceedings usually have less significant implications on the Bank's figures than legal disputes over similar amounts.

As at 31 December 2001, the Bank reviewed court proceedings conduced against the Bank. Based on a detailed analysis of the risk of these disputes, a reserve of CZK 50 million was created for these disputes for 2002.

LEGAL DISPUTES IN WHICH THE BANK ACTS AS A DEFENDANT

In year 2001, the total amount of disputes in which the Bank acts as a defendant totalled CZK 1.6 billion and USD 7.3 million of which 1.6% and 1.1%, respectively, of these disputes can be considered as a potential risk for the Bank.

See also Notes to the Consolidated Financial Statements according to IAS, note no. 35 Commitments and contingent liabilities – Legal disputes (page 198)

IDENTIFICATION DETAILS OF KOMERČNÍ BANKA, A. S., ENTERED IN THE COMMERCIAL REGISTER

COPY

Excerpt

from the Commercial Register, maintained with

the Prague City Court
Section B, Inset 1360

Date of incorporation: 5th March 1992

Company name: Komerční banka, a. s.

Registered office: Praha 1, Na Příkopě 33, building identification number 969, postcode 114 07

Identification number: 45 31 70 54
Legal form: public limited company

Company's objects:

- The objects of the Bank's business are specified in sections 1 and 2 of the Act No. 21/1992 Coll. on Banks. The Bank's objects of business are as follows:
- a) accepting of deposits from the public
- b) granting of loans
- c) investing in securities on own account
- d) financial leasing
- e) payments and clearing system
- f) issuing of payment instruments, such as payment cards, traveller's cheques
- g) issuing of guarantees
- h) issuing of letters of credit
- i) operating a collection service
- j) trading on its own account or on a client's account in
  1. foreign currencies
  2. futures and options including foreign exchange and interest rate deals
  3. negotiable securities
- k) participating in the issue of shares and provision of related services
- l) financial brokerage
- m) consulting services in business matters
- n) managing a client's securities on his own account and consulting related thereto (portfolio management)
- o) custody and administration of securities or other values
- p) acting as a depositary
- q) providing foreign exchange services (purchase of foreign currency)
- r) providing banking information
- s) rental of safe-deposit boxes
- issuing of mortgage bonds under a special law

Statutory body – Board of Directors:

Member:	Matúš Púll, birth number: 490625/214 Vrané nad Vltavou, Nad školkou 530, district: Praha - západ, postcode 252 46 Assumed office: 5 October 2001
Chairman:	Alexis Raymond Juan, born: 11 June 1943 85 Rue Tocqueville, 750 17 Paris France Assumed office: 5 October 2001 Became a Member of the Board of Directors: 5 October 2001 He is the person who will be responsible for the performance of activity of the brokerage house.
Member:	Tomas Spurny, birth number: 650416/1433 Praha 7, Trojská 659/183, postcode 171 00 Assumed office: 5 October 2001
Vice-Chairman:	Peter Palečka, birth number: 591103/6692 Černošice, Jahodová 1565, district Praha-západ, postcode 252 28 Assumed office: 5 October 2001 Became a Member of the Board of Directors: 5 October 2001
Member:	Patrice Georges Jacques Cheroutre, born: 20 May 1951 Praha 5, Barrandovská 13/160, postcode 152 00 Assumed office: 5 October 2001

Acting on behalf of the Bank:

The Board of Directors as the statutory body shall act on behalf of the Bank in all matters, either through all members jointly or through any two members jointly.

Signing on behalf of the Bank: Either all members of the Board of Directors jointly or any two members of the Board of Directors jointly shall sign on behalf of the Bank.

Supervisory Board:

Member:	Petr Laube, birth number: 490708/118 Praha 5, Košíře, Kvapilova 958/9 Assumed office: 8 October 2001
Member:	Pavel Krejčí, birth number: 631108/0644 Olomouc, Rolsberská 30, postcode 772 00 Became a Member of the Supervisory Board: 27 May 2001
Member:	Miroslava Šmidová, birth number: 655506/0094 Plzeň, Žižkova 55, okres Plzeň-město, postcode 320 15 Became a Member of the Supervisory Board: 27 May 2001
Member:	Jan Kučera, birth number: 511030/013 Náchod, Ovocná ul. 1576, postcode 574 01 Became a Member of the Supervisory Board: 27 May 2001
Member:	Jan Juchelka, birth number: 710919/5148 Poděbrady, Jižní 1339, district Nymburk, postcode 290 01 Assumed office: 8 October 2001
Member:	Didier Alix, born: 16 August 1946 14, bis Rue Raynouard, 75116 Paris France Assumed office: 8 October 2001
Member:	Jean - Louis Mattei, born: 8 September 1947 24, Rue Pierre et Marie Curie, 75005 Paris France Assumed office: 8 October 2001
Member:	Christian Achille Frederic Poirier, born: 30 November 1948 19, Rue Mademoiselle, 78000 Versailles France Assumed office: 8 October 2001
Member:	Séverin Cabannes, born: 21 July 1958 14, Rue de Voisins, 78430 Louveciennes France Assumed office: 8 October 2001

Shares:

38,009,852 registered shares in the nominal value of CZK 500

Authorised capital: CZK 19,004,926,000

Of which paid-up: 100 %

Other facts:

- Manner of the Company's establishment

In accordance with the privatisation project of the state financial institution styled Komerční banka, registered office in Prague, Na Příkopě 28, approved by resolution of the Government of the Czechoslovak Federative Republic No. 1 of 9 January 1992 and No. 109 of 20 February 1992 the National Property Fund of the Czech Republic, as the sole founder, established the joint stock company styled Komerční banka, a. s. based on the Founding Deed of 3 March 1992 under section 172 of the Commercial Code.

- An amendment to the Articles of Association adopted by the General meeting of 16 July 1992 has been registered.
- An amendment to the Articles of Association adopted by the General meeting of 8 November 1993 has been registered.
- An amendment to the Articles of Association adopted by the General meeting of 29 April 1994.
- An amendment to the Articles of Association adopted by the General meeting of 6 May 1996.

-- Accuracy of this excerpt is hereby confirmed ---------------------------------

Prague City Court

Date: 22 February 2002

Excerpt number: 33602/2002

Executed by: Ondráková

Sworn Statement

Komerční banka, a. s., hereby declares that all information and data contained in this annual report is accurate and correct. It further confirms that this document contains all facts that may be important for decisions taken by investors.

Komerční banka, a. s., also declares that as at the date on which the annual report was compiled no negative changes had occurred in the financial situation, nor there were any other changes which might have affected the accurate and correct assessment of the Bank's financial situation.

In Prague, 30.4. 2002

Komerční banka, a. s.

Alexis Juan
Chairman of the Board of Directors
and Chief Executive Officer

Peter Palečka
Vice-Chairman of the Board of Directors
and Chief Executive, Corporate Secretary

APPENDICES

DIRECTORY OF REGIONAL SALES DIVISIONS OF KOMERČNÍ BANKA, A. S.

Sales Division	Address	City	Telephone	Fax	E-mail
Sales Division Brno	nám. Svobody 21	631 31 Brno	+420 5 421 29 219	+420 5 422 11 632	Divize6600@Brnomesto.bm.kb.cz
Sales Division České Budějovice	Krajinská 15	370 72 České Budějovice	+420 38 77 41 132	+420 38 73 18 619	VEDENIOD@Ceskebudej.cb.kb.cz
Sales Division Hradec Králové	nám. Osvoboditelů 798	502 16 Hradec Králové	+420 49 58 15 202	+420 49 58 15 225	VEDENIOD@Hradeckral.hk.kb.cz
Sales Division Ostrava	Nádražní 12	730 01 Ostrava 1	+420 69 61 61 232	+420 69 61 61 282	CKB6500@Ostrava.ov.kb.cz
Sales Division Plzeň	Goethova 1	305 95 Plzeň	+420 19 71 64 246	+420 19 72 36 649	VEDENIOD@Plzenmesto.pm.kb.cz
Sales Division Praha	Václavské nám. 42	114 07 Praha 1	+420 2 224 34 059	+420 2 242 48 103	
Sales Division Praha - východ	Václavské nám. 42	114 07 Praha 1	+420 2 224 33 010	+420 2 224 33 873	vedeni@Amesto.pv.kb.cz
Sales Division Praha - západ	U Průhonu 38	170 04 Praha 7	+420 2 667 07 549	+420 2 667 07 780	vedeniOD@Aupruhonu.pz.kb.cz
Sales Division Ústí nad Labem	Bílinská 2	400 42 Ústí nad Labem			VEDENIOD@ustinadlab.ul.kb.cz

BASIC CHARACTERISTICS OF KOMERČNÍ BANKA FROM 1996 TO 2001

		Unconsolidated data	2001	2000	1999	1998	1997	1996
International Accounting Standards (IAS)	1	Net Interest Income (CZK mil.)	12,989	12,287	11,947	14,939	15,891	14,534
	2	Net Fees and Commissions (CZK mil.)	8,394	4,422	4,350	4,627	4,358	4,136
	3	Total Operating Income (CZK mil.)	23,809*	21,805*	20,390	23,297	22,575	21,746
	4	Total Operating Costs (CZK mil.)	(15,065)	(13,783)	(12,770)	(11,870)	(11,342)	(11,565)
	5	Net Profit/(Loss) (CZK mil.)	2,532	(19)	(9,782)	(9,546)	528	5,240
	6	Total Assets (CZK mil.)	421,720	402,205	390,122	422,084	466,517	449,558
	7	Loans and Advances to Customers, net (CZK mil.)	135,197	126,943	181,754	214,018	249,989	236,779
	8	Amounts Owed to Customers (CZK mil.)	316,791	287,624	259,191	273,698	296,882	280,457
	9	Total Shareholders' Equity (CZK mil.)	23,598	20,211	17,776	20,458	30,005	35,059
	10	Return on Average Equity, ROAE (in %)	11.56	x	x	x	1.62	17.97
	11	Return on Average Assets, ROAA (in %)	0.61	x	x	x	0.12	1.25
	12	Net Interest Margin (in %)	3.64	3.62	3.42	3.97	4.19	4.15
	13	Cost/Income Ratio (in %)	63.27	63.38	62.63	50.95	50.24	53.18
Czech Accounting Standards (CAS)	1	Net Interest Income (CZK mil.)	13,565	12,344	11,915	15,099	15,773	14,406
	2	Net Fees and Commissions (CZK mil.)	5,981	4,422	4,350	4,627	4,358	4,136
	3	Total Operating Costs (CZK mil.)	(12,141)	(11,296)	(11,039)	(11,315)	(11,048)	(10,389)
	4	Net Profit/(Loss) (CZK mil.)	2,624	(149)	(9,242)	(9,805)	261	5,361
	5	Total Assets (CZK mil.)	525,288	476,842	439,110	487,319	510,225	460,881
	6	Amounts Due From Customers (CZK mil.)	193,763	133,968	183,644	218,025	257,980	262,021
	7	Amounts Owed to Customers (CZK mil.)	285,083	287,624	259,191	273,698	296,882	280,457
	8	Total Shareholders' Equity (CZK mil.)	22,639	20,040	17,826	20,015	29,908	31,648
	9	Return on Average Equity, ROAE (in %)	12.29	x	x	x	0.85	17.92
	10	Return on Average Assets, ROAA (in %)	0.52	x	x	x	0.05	1.24
	14	Number of Employees, FTE	9,873	11,865	13,487	14,025	14,759	15,841
	15	Number of Points of Sale	323	342	349	354	364	370

* Including restructuring costs

REPORT ON RELATIONS BETWEEN INTERCONNECTED ENTITIES IN 2001

(hereinafter the "**report on relations**")

Komerční banka, a. s., with its registered office at Na Příkopě 33/969, Prague 1, postcode 114 07, ID No. 45317054, registered in the Commercial Register administered by the Municipal Court in Prague, Section B, file no. 1360, (hereinafter "**Komerční banka, a. s.**"), forms a part of a business group (concern), within which the following relations exist between Komerční banka, a. s., and the controlling entities, and between Komerční banka, a. s., and entities controlled by the same controlling entities (hereinafter "**interconnected entities**").

This report on relations between the entities specified below has been elaborated pursuant to the provisions of Section 66a (9) of Act No. 513/1991 Coll., the Commercial Code, as amended, for the accounting period of 2001.

I. INTRODUCTION

In the course of the accounting period of 1 January 2001 to 31 December 2001, Komerční banka, a. s., was a member of two concerns:

1. THE NATIONAL PROPERTY FUND OF THE CZECH REPUBLIC CONCERN

From 1 January 2001 to 4 October 2001, Komerční banka, a. s., was a member of the concern of the **National Property Fund of the Czech Republic**, with its registered office at Rašínovo nábřeží 42, 128 00 Prague 2, ID No. 41692918, registered in the Commercial Register administered by the Municipal Court in Prague, Section A LXII, file no. 174 (hereinafter the "**NPF**").

In the course of the above period, Komerční banka, a. s., sustained relations with the following interconnected entities:

Superior entities	ID No.	Subordinated entities - directly or indirectly	Superior entity's share in registered capital (%)	NPF's share in registered capital (%)
Severomoravská plynárenská, a. s.	47675748			40.05
	25378950	SMP – Služby, s. r. o.	100.00	
Západočeská plynárenská, a. s.	49790315			45.84
	61779792	Plynoinženýrink, s. r. o.	80.00	
	25209540	Západočeské plynárenské montáže, s. r. o.	100.00	
Jihomoravská energetika, a. s.	49970194			46.66
	60721910	JME - montáže, s. r. o.	51.00	
	63472651	AISE - JME, s. r. o.	51.00	
Jihočeská plynárenská, a. s.	60827807		46.67	
Ormilk, a. s., Orl. mlék. v konkursu	60109092			46.99
Východočeská plynárenská,a. s.	60108789			47.10
Jihomoravská plynárenská, a. s.	49970607			47.65
	25567381	RC Vanov, a. s.	56.00	

Superior entities	ID No.	Subordinated entities - directly or indirectly	Superior entity's share in registered capital (%)	NPF's share in registered capital (%)
Severočeská energetika, a. s.	49903179			48.05
	62743325	Energetická montážní společnost Liberec, s. r. o.	100.00	
	62743317	Energetická montážní společnost Ústí nad Labem, s. r. o.	100.00	
	62743333	Energetická montážní společnost Česká Lípa, s. r. o.	49.00	
	62742868	Energetická montážní společnost Louny, s. r. o.	100.00	
	64653382	Energozdroj, s. r. o.	50.00	
	25013271	ESS, s. r. o.	51.00	
	25015915	PPC Trmice, a. s.	49.00	
	25412159	Energokonstrukce, s. r. o.	49.00	
	44569971	Teplárna Ústí nad Labem, a. s.	51.74	
Západočeská energetika, a. s.	49790463			48.28
	64356591	PRO ENERGO Plzeň, s. r. o.	80.00	
	62620673	ESMOS, s. r. o.	80.00	
	46883657	SEG - Silnoproudá energetika, s. r. o.	50.00	
	25751344	Enerfin, a. s.	84.60	
Středočeská plynárenská, a. s.	60193158			48.49
	25693786	STŘEDOČESKÁ PLYNOFIKAČNÍ, a. s.	40.00	
Severomoravská energetika, a. s.	47675691			48.66
	64610098	Středomoravská elektromontážní, a. s.	100.00	
	60792710	Union Leasing, a. s.	100.00	
	25829491	Beskydská energetická, a. s.	100.00	
	25854712	Energetika Vítkovice, a. s.	100.00	
	25397401	SINIT, a. s.	100.00	
	64610080	Moravskoslezská elektromontážní, a. s.	100.00	
	25393537	Elektrorozvaděče, s. r. o.	78.00	
	25837117	ELTOM, s. r. o.	50.00	
	25889567	ePRIM, a. s.	100.00	
Sokolovská uhelná, a. s.	49790072			48.69
	63505401	REO SUAS, s. r. o.	50.00	
	63505312	Malé Versailles, s. r. o.	100.00	
	25107623	SOMET ENERGY, a. s.	100.00	
NOVÁ HUŤ, a. s.	45193258			49.00
	47672781	Jäkl Karviná, a. s.	51.78	
	60779179	Hoteltrans, s. r. o.	99.65	
	47679115	NH Trans, s. r. o.	48.80	
	64617882	NOVÁ HUŤ - Válcovna za studena, s. r. o.	99.00	
	25352954	VYSOKÉ PECE Ostrava, a. s.	66.00	
	47977264	MS-UNIKOV OSTRAVA, s. r. o.	74.97	
	25393804	NOVÁ HUŤ - Projekce, s. r. o.	100.00	
	25815377	NOVÁ HUŤ - OSTRAHA, s. r. o.	100.00	
	14613581	Válcovny plechu, a. s.	54.96	
	62360108	VP Služby, s. r. o.	100.00	
	62360116	VP Technotron, s. r. o.	100.00	
	62362411	VP BESS, s. r. o.	100.00	
Severočeská plynárenská, a. s.	49903209			49.19

Superior entities	ID No.	Subordinated entities - directly or indirectly	Superior entity's share in registered capital (%)	NPF's share in registered capital (%)
Východočeská energetika, a. s.	60108720			49.62
	25938878	VČE - měřicí technika, s. r. o.	100.00	
	25938746	VČE - montáže, a. s.	100.00	
	25938924	VČE - elektrárny, s. r. o.	100.00	
	25938916	VČE - transformátory, s. r. o.	100.00	
Naturamyl, a. s.	60108649			50.12
Královopolská, a. s.	46347267			51.00
	63490188	Královopolská strojírna Brno, a. s.	100.00	
ČESKÝ TELECOM, a. s.	60193336			51.10
ČESKÉ RADIOKOMUNIKACE, a. s.	60193671			51.19
KaV St.Plzenec, a. s.	61778079		Not specified	
Severočeské doly, a. s.	49901982		Not specified	
	25005553	Skládka Tušimice, a. s.	97.29	
	44569891	SHD-KOMES, a. s.	46.22	
	25022768	SEVEROČESKÉ DOLY - VTP, a. s.	100.00	
	25028197	SD - Autodoprava, a. s.	100.00	
	25519123	Hotel Bítov, s. r. o.	51.00	
	62241958	SHD Soft(ware), a. s.	50.82	
	25419196	Severozápadní ENERGO GROUP, a. s.	51.22	
ŠKODA PRAHA, a. s.	00128201			54.77
	63079534	OPM 1, a. s.	100.00	
	60721332	EGI, a. s.	100.00	
TOS Kuřim, a. s., v konkursu	46347615			55.20
České aerolinie, a. s.	45795908			56.92
	25674285	ČSA Support, s. r. o.	100.00	
Středočeská energetická, a. s.	60193140			58.30
	46357483	ELTRAF, a. s.	51.00	
	49826182	STE - obchodní služby, s. r. o.	76.43	
AERO HOLDING, a. s., v likvidaci	00002127			61.83
	49680552	VZLÚ turbo-motor, s. r. o.	96.90	
	00010669	VZLÚ, a. s.	44.61	
	60913959	AXL, a. s.	67.20	
UNIPETROL, a. s.	61672190			62.99
	62243136	Výzkumný ústav anorganické chemie, a. s.	100.00	
	60711990	Polymer Institute Brno, s. r. o.	50.00	
	60108916	ALIACHEM, a. s.	38.98	
	62741772	Česká rafinérská, a. s.	51.00	
	60193328	Benzina, a. s.	78.23	
	25123041	Petrotrans, a. s.	100.00	
	26135710	BENZINA Trade, a. s.	100.00	
	25053272	Kaučuk, a. s.	100.00	
	25617214	K-PROTOS, a. s.	70.00	
	63078121	Agrobohemie, a. s.	50.00	
	60108916	ALIACHEM, a. s.	50.19	
	49100262	Lovochemie, a. s.	94.07	
	25003887	Chemopetrol, a. s.	100.00	
	64048098	HC Chemopetrol, a. s.	69.85	
	64049701	Chemopetrol - Doprava, a. s.	100.00	

Superior entities	ID No.	Subordinated entities - directly or indirectly	Superior entity's share in registered capital (%)	NPF's share in registered capital (%)
	25005014	TeRaNet, a. s.	100.00	
	25005120	B.U.T., s. r. o.	100.00	
	63146533	Citadela VI, s. r. o.	99.00	
	63148064	Chemopetrol Cheminvest, s. r. o.	73.99	
	25005430	SPORTaS, s. r. o.	95.46	
	25014188	Střední školy EDUCHEM, a. s.	100.00	
	25025139	INCHEM GROUP, a. s.	100.00	
	25018434	CHEMOPETROL - CHEMTEZ, a. s.	100.00	
	48173355	PARAMO, a. s.	73.52	
	25226447	PARAMET, a. s.	51.00	
	25824660	PARAMO-KARIMPEX, a. s.	51.00	
	25915568	PARAMOPLAST, a. s.	52.00	
	64259790	Paramo Trysk, a. s.	100.00	
	46357289	Koramo, a. s.	53.27	
	43004211	Mogul NOCC, a. s.	70.00	
	60792884	Mogul Petrol, a. s.	80.00	
	60755245	Mogul PROM, a. s.	80.00	
	62526774	Mogul Tank plus, a. s.	80.00	
	25013408	Mogul KORAK, a. s.	51.00	
	25061755	Mogul OK OIL, a. s.	51.00	
	25502115	FK Mogul Vacenovice, s. r. o.	70.00	
	25634151	Mogul Servis, a. s.	100.00	
	60742160	Mogul Morava, a. s.	70.00	
	25324551	Mogul Vacenovjáci, s. r. o.	80.00	
VÍTKOVICE, a. s.	45193070			67.31
	25386727	Hotel ATOM Ostrava, s. r. o.	100.00	
	60779993	Mechanické dílny Kojetín, s. r. o.	100.00	
	25020790	Vítkovice Prodeco, a. s.	100.00	
	25362810	Vítkovické slévárny, s. r. o.	100.00	
	25824341	VÍTKOVICE - Servis centum, a. s.	100.00	
	25874942	VÍTKOVICE STEEL, a. s.	100.00	
ČEZ, a. s.	45274649			67.61
	60698101	ČEZ Energoservis, s. r. o.	100.00	
	49433431	I & C Energo, s. r. o.	100.00	
	47972165	Kotouč Štramberk, a. s.	64.87	
	48391310	Hotel Dlouhé Stráně, s. r. o.	100.00	
	60702001	Sigma energo, s. r. o.	51.00	
	64939111	GAPROM, s. r. o. v likvidaci	50.00	
	25040707	Energetické opravny, a. s.	100.00	
	25107950	CEZTel, a. s.	100.00	
	26206803	AB Michle, s. r. o.	99.99	
	25702556	ČEPS, a. s.	100.00	
	25426796	ENIT, a. s.	100.00	
	46356088	Ústav jaderného výzkumu Řež, a. s.	46.02	
	45270902	Ústav jaderných informací Zbraslav, a. s.	51.60	
Plynoprojekt, a. s.	60193484			72.53
Teplotechna Praha, a. s., v konkursu	60192933			73.52
SEVAC, a. s., v likvidaci	60192968			78.86

Superior entities	ID No.	Subordinated entities - directly or indirectly	Superior entity's share in registered capital (%)	NPF's share in registered capital (%)
ŽELEZNOBRODSKÉ SKLO, a. s.	60278226			84.89
	62245449	Titania, s. r. o.	100.00	
TONAVA, a. s.	48171549			90.85
HOLDING KLADNO, a. s., v konkursu	45144419			96.85
LACMO, a. s., v konkursu	63475863			97.33
Pražské vodovody a kanal.,a. s.	25656635			100.00
Stasis,st.a sil.str., a. s., v konkursu	45350329			100.00
Osinek, a. s.	00012173			100.00
STAZAP, a. s.	45280100			100.00
Silnice Teplice, a. s., v konkursu	47285583			100.00
MERO CR, a. s.	60193468			100.00
ČEPRO, a. s.	60193531			100.00
Sklenená bižuterie, a. s.	00480851			100.00
KRAS, a. s.	00013455			100.00
PAL, a. s.	00211222			100.00
LETKA, a. s.	25134132			100.00
	00010545	Aero Vodochody, a. s.	35.66	
	47548924	Soukromé SOU Vodochody, s. r.o.	100.00	
	10626	Letov, a. s., v konkursu	42.60	
Česká typografie, a. s.	17046581			100.00
Strojosvit - F.CZ, a. s.	25386930			100.00
Thermal - F, a. s.	25401726			100.00
Dřevařské závody Borohrádek-F, a. s.	25288016			100.00
INTERHOTEL BOHEMIA-F, a. s.	25016458			100.00
HOTEL MONTANA - F, a. s.	26196557			100.00
Přelouč. poliklinika, a. s.	60917415			100.00
FORTE, a. s.	25322303			100.00
Transgas, a. s.	26460815			100.00
	26152436	TransgasNet, a. s.	100.00	

2. THE SOCIÉTÉ GÉNÉRALE S. A. CONCERN

From 4 October 2001 to 31 December 2001, Komerční banka, a. s. was a member of the concern of **Société Générale S. A.**, with its registered office at 29, BLD Hausmann, 75009 Paris, France, registration number in the French Register of Companies: R.C.S. Paris B 552120222 (1955 B 12022) (hereinafter "**SG**").

In the course of the above period, Komerční banka, a. s., sustained relations with the following interconnected entities:

Company	Registered office	SG's share in registered capital
SG Paris	29, BLD HAUSSMANN, Paris	-
SG London		-
SG Pobočka Praha		-
Sogécap	50 Avenue de général De Gaulle, Paris	100.00 %

3. The Concern of Companies Controlled by Komerční banka, a. s.

In the period from 1 January 2001 to 31 December 2001, Komerční banka, a. s., with its registered office at Na Příkopě 33/969, 114 07 Prague 1, sustained relations with the following entities controlled by it:

Controlling Entity	ID No.	Controlled Entity - directly or indirectly	Controlling entity's share in reg. capital (%)	Share of NPF or SG in reg. capital (%)
Komerční banka, a. s.	45317054			60.00
	00548758	ALL IN, a. s., v likvidaci	100.00	
	49617982	ALL IN REAL ESTATE LEASING, s. r. o.	100.00	
	63986071	A-TRADE, s. r. o.	100.00	
	62907034	AIREL IMMO, s. r. o.	100.00	
	60196769	INVESTIČNÍ KAPITÁLOVÁ SPOLEČNOST KB, a. s.	100.00	
	61860018	PENZIJNÍ FOND KOMERČNÍ BANKY, a. s.	100.00	
	31395074	KOMERČNÍ BANKA BRATISLAVA, a. s.	100.00	
	63998017	KOMERČNÍ POJIŠŤOVNA, a. s.	100.00	
	33279994	KOMERČNI FINANCE, B. V.	100.00	
	25148290	FACTORING KB, a. s.	100.00	
	00001155	MUZO, a. s.	51.25	
	26418479	ASIS, a. s.	100.00	
	26425424	REFLEXIM, a. s.	100.00	
	45273375	Vodní stavby - akciová společnost v likvidaci	77.18	
	46345868	B – Stav Brno, a. s., v likvidaci	59.13	
	25252551	INTERBAU Pardubice, a. s., v konkurzu	100.00	
	46345965	Česká zbrojovka, a. s.	69.42	

Česká zbrojovka, a. s.

In the course of the last quarter of 2001, Komerční banka, a. s., in accordance with its intention, sold its 69.42% stake in the registered capital of Česká zbrojovka, a. s., a local hand firearms manufacturer. The investor was selected in a standard tender, started in June 2001. In November 2001 a share purchase agreement was concluded. The transaction was implemented in December 2001. The bank obtained aggregate revenues of CZK 3,703,000 from this transaction.

Vodní stavby, a. s., v likvidaci

As of 31 December 2001, Komerční banka, a. s., held 77.18% of shares in Vodní stavby, a. s., a local construction company. Pursuant to Section 183b(4)(a)(2) of the Commercial Code, Komerční banka, a. s., does not and will not exercise voting rights pertaining to a 57.22% share (of its total 77.18% stake in the company) and it will not allow any other person to exercise such voting rights.

II. IMPLEMENTED RELATIONS

Komerční banka, a. s., is a bank, as defined by Act No. 21/1992 Coll., on Banks, as amended, which means that all of its transactions and financial services are subject to banking secrecy pursuant to Section 38 of the above Act.

A. RELATIONS IN THE PERIOD FROM 1 JANUARY 2001 TO 4 OCTOBER 2001 DURING WHICH KOMERČNÍ BANKA WAS A MEMBER OF THE NPF CONCERN:

1. Banking Transactions

During the period when it was a member of the NPF concern, Komerční banka, a. s., had agreements concluded with some of the interconnected entities, that are subject to banking secrecy. These agreements were concluded under conditions usual in business transactions and Komerční banka, a. s., incurred no damage as a result of these agreements.

The following general information can be stated in respect of individual types of banking transactions:

1.1. Relations in Deposit Transactions

In the course of the above period, Komerční banka, a. s., registered 1,515 business transactions with 177 clients on the basis of agreements, of which 175 clients executed 705 business transactions on current accounts, 5 clients executed 41 business transactions on saving accounts, 51 clients executed 597 business transactions on term deposits, and 57 clients executed 172 business transactions on so-called "golden" term deposits.

1.2. Relations In Investment Banking

Komerční banka, a. s., registered 6,665 business transactions on the basis of agreements with 49 clients, itemised as follows. In the course of the above period, 61 business transactions were executed with 23 clients, performed in the course of the same period. The remaining business transactions were executed in the course of the above period and performed either in the course of the same period or in the course of the subsequent period. Komerční banka, a. s., executed 6,522 business transactions with 49 clients, performed within the same period, and 82 business transactions with 38 clients, performed in the subsequent period. The business relations between Komerční banka, a. s., and its clients in the area of investment banking were regulated by the following agreements:

- Agreement on technical rules and business conditions pertaining to term deposits with individual interest rates
- Master agreement on financial market trading
- Master agreement on financial market trading of OPK (optic key card)
- Agreement on provision of short-term credit facilities on financial market
- Master treasury agreement on financial market trading
- Master agreement on trading of bills of exchange (bills of KBB)
- Master agreement on trading of deposit bills of exchange (deposit bills of KB)
- Master agreement on trading of financial bills of exchange
- Master agreement on trading of transferable deposit bills of exchange
- Mandate agreement on transfer of funds from a current account
- Agreement on inter-bank market

In the above period, Komerční banka, a. s., had two agreements on consulting concluded with the concern members in connection with the privatisation of the state's stake in certain members of the concern and one agreement on consulting in relation to the acquisition of a majority stake in one of the interconnected entities.

1.3. Relations in Credit Transactions

In the area of credit transactions, Komerční banka, a. s., executed:

* 45 transactions with 25 clients on the basis of agreements concluded in the preceding period, payable in the current accounting period;
* 92 transactions with 31 clients on the basis of agreements concluded in the preceding period, payable in the subsequent accounting period;
* 103 transactions with 51 clients on the basis of agreements concluded in the current period, payable in the current accounting period;
* 57 transactions with 36 clients on the basis of agreements concluded in the current period, payable in the subsequent accounting period.

In total, 297 transactions were executed with 74 clients in the area of credit transactions, amounting in aggregate to CZK 33,746 million.

The structure of the credit transactions itemised by individual products is shown in the table below:

Credit product	% share of the total amount
Credits	79 %
Drawing accounts	9 %
Discounts	5 %
Promises	3 %
Guarantees	3 %
Debits	1 %

The foreign currency amounts were converted according to the exchange rate published by the Czech National Bank as of 4 October 2001.

All the above banking products were provided under standard conditions, according to the rates list of Komerční banka, a. s., taking into consideration the credibility of individual clients, within the scope of conditions usual in business. None of these transactions were carried out upon an instruction of the controlling entity.

2. Other Relations

In the period from 1 January 2001 to 4 October 2001, Komerční banka, a. s., further sustained the following relations with the NPF concern members, implemented in particular on the basis of agreements or other legal acts:

2.1. Relations under Agreements Concluded

2.1.1 Performance rendered by Komerční banka, a. s.

Name	Contractual party	Execution date	Effective date	Performance description and amount	Payment in CZK	Comments
Agmt on lease of non-residential premises in the building of KB, a. s., branch Nymburk	ČESKÝ TELECOM,, a. s.	29/3/99	29/3/99	Nymburk building no. 167, basement – 19 m^2	5,700 a year	For indefinite period of time

2.1.2 Performance received by Komerční banka, a. s.

Name	Contractual party	Execution date	Effective date	Performance description and amount	Payment in CZK	Comments
Agreement on the use of CZ mail messaging services	TrangasNet, a.s	18/6/99		Data transmission	1,245,000	For indefinite period of time
Purchase agreements on gas supply and consumption	Severomoravská plynárenská, a. s.		For indefinite period of time	Depending on consumption, under standard conditions	According to valid rates, depending on consumption	10 agreement
Purchase agreements on gas supply and consumption	Západočeská plynárenská, a. s.		For indefinite period of time	Depending on consumption, under standard conditions	According to valid rates, depending on consumption	21 agreement
Purchase agreements on gas supply and consumption	Jihočeská plynárenská, a. s.		For indefinite period of time	Depending on consumption, under standard conditions	According to valid rates, depending on consumption	5 agreements
Purchase agreements on gas supply and consumption	Východočeská plynárenská, a. s.		For indefinite period of time	Depending on consumption, under standard conditions	According to valid rates, depending on consumption	27 agreement
Purchase agreements on gas supply and consumption	Jihomoravská plynárenská, a. s.		For indefinite period of time	Depending on consumption, under standard conditions	According to valid rates, depending on consumption	11 agreement
Purchase agreements on gas supply and consumption	Středočeská plynárenská, a. s.		For indefinite period of time	Depending on consumption, under standard conditions	According to valid rates, depending on consumption	4 agreements
Purchase agreements on gas supply and consumption	Severočeská plynárenská, a. s.		For indefinite period of time	Depending on consumption, under standard conditions	According to valid rates, depending on consumption	4 agreements
Purchase agreements on electricity consumption and supply	Jihomoravská energetika, a. s.		For indefinite period of time	Depending on consumption, under standard conditions	According to valid rates, depending on consumption	56 agreement
Purchase agreements on electricity consumption and supply	Severočeská energetika, a. s.		For indefinite period of time	Depending on consumption, under standard conditions	According to valid rates, depending on consumption	13 agreement
Purchase agreements on electricity consumption and supply	Západočeská energetika, a. s.		For indefinite period of time	Depending on consumption, under standard conditions	According to valid rates, depending on consumption	40 agreement
Purchase agreements on electricity consumption and supply	Severomoravská energetika, a. s.		For indefinite period of time	Depending on consumption, under standard conditions	According to valid rates, depending on consumption	39 agreement
Purchase agreements on electricity consumption and supply	Východočeská energetika, a. s.		For indefinite period of time	Depending on consumption, under standard conditions	According to valid rates, depending on consumption	20 agreement
Purchase agreements on electricity consumption and supply	Středočeská energetická, a. s.		For indefinite period of time	Depending on consumption, under standard conditions	According to valid rates, depending on consumption	10 agreement

Name	Contractual party	Execution date	Effective date	Performance description and amount	Payment in CZK	Comments
Sale and supply of water and sewage water drainage	Pražské vodovody a kanalizace, a. s.		For indefinite period of time	Depending on consumption, under standard conditions	According to valid rates, depending on consumption	7 agreements
Drainage of rain and sewage water	Pražské vodovody a kanalizace, a. s.		For indefinite period of time	Depending on consumption, under standard conditions	According to valid rates, depending on consumption	7 agreements
Agreement on pricing plan provision	ČESKÝ TELECOM, a. s.	30/4/01	31/12/01	Contractual call charges	3,000,000 a month	"Business Platinum"
Master agreement	ČESKÝ TELECOM, a. s.	1/3/01	31/12/01	Provision of all telecommunications services by Č. Telecom	72,383,285	Agmt on provision of telecom. services
Digital connection – Praha, Havlíčkova	ČESKÝ TELECOM, a. s.	12/12/01	12/12/01	Establishment of 1 connection at KB Prague-Havlíčkova	45,000	
Digital connection – Praha, Senovážné náměstí	ČESKÝ TELECOM, a. s.	9/3/01	31/12/01	Establishment of 1 connection – Prague, Senováž.nám.	45,000	
Lease of cable lines – Olomouc	ČESKÝ TELECOM, a. s.	31/3/94	31/3/94 for indefinite period of time	2 cable lines in the length of 1,450 m	69,600	Annual rent
Lease of cable lines – Opava	ČESKÝ TELECOM, a. s.	9/11/94	9/11/94 for indefinite period of time	1 cable line in the length of 536 m	15,264	Annual rent
Connection to unified telecommunications network	ČESKÝ TELECOM, a. s.	Various dates	For indefinite period of time	Establishment and lease of branch switchboard connections to the network	According to telecom. services price list	11 agreement – branches
Establishment and securing of digital circuit	ČESKÝ TELECOM, a. s.	Various dates	For indefinite period of time	Establishment and lease of circuits	according to Český Telecom's price list	6 agreements branches
Servicing agreements	ČESKÝ TELECOM, a. s.	Various dates	For indefinite period of time	Service of telecom. facilities	1,799.00 a month	4 agreements branches
EuroISDN services	ČESKÝ TELECOM, a. s.	Various dates	For indefinite period of time	EuroISDN connections	according to EuroISDN price list	4 agreements branches
Complementary services	ČESKÝ TELECOM, a. s.	Various dates	For indefinite period of time	Transmission of tariff impulses, pre-dialing for selected participants	620 a month	6 agreements branches
Master agreement on provision and use of Benzina payment cards	Benzina, a. s.	8/2/01	From 8/2/01	Purchases of fuel and other items for operation of vehicles at Benzina petrol stations	10,933,066	
Agmt on lease of operation premises, amendment no. 6 – branch Chrudim	České radiokomunikace, a. s.	31/10/95 and 1/8/01	From 1/11/95, amendment no. 6 from 1/1/01	Lease of premises for location of antenna systems in the recreation centre building at Krásné	9,120	Annual rent of 7,559; 1,561.9 for services under amendment no 6
Lease agreement no. 108 140 – branch K.Vary	České radiokomunikace, a. s.	25/11/98	1/1/99 for indefinite period of time	Location of KB's equipment in the recreation centre building at Klínovec	101,952	Annual rent of CZK 100,000, annual electricity fee OF CZK 1,60 + VAT

All the relations under these agreements were governed by conditions usual in business transactions and Komerční banka, a. s., incurred no damage as a result of these relations.

B. Relations in the Period from 4 October 2001 to 31 December 2001 during which Komerční banka was a Member of the Société Générale, s.a. Concern

1. Banking Transactions

During the period when it was a member of the SG concern, Komerční banka, a. s., had agreements concluded with one of the interconnected entities, that are subject to banking secrecy. These relations were governed by conditions usual in business transactions and Komerční banka, a. s., incurred no damage as a result of these relations.

In the area of investment banking, Komerční banka, a. s., carried out 17 transactions with SG Paris, related to FX operations, 2 transactions with interest rate derivatives, and 2 transactions on the inter-bank deposit market. 19 transactions related to FX operations, 3 transactions with interest rate derivatives, and 49 transactions on the inter-bank deposit market were carried out with SG, branch Prague in the area of investment banking. In addition, Komerční banka, a. s., carried out a transaction with SG Paris, relating to a sale of securities in combination with securing put options by SG for the purpose of any future sale to new investors.

In addition, Komerční banka, a. s., executed a part of its foreign payments through a nostro account kept with SG.

Within the scope of foreign trade financing, KB issued a counter-guarantee for the benefit of SG, branch Prague, consisting of a liability to be rendered, should a corporate client fail to meet the supplier-consumer terms and conditions.

2. Other Relations

In the period from 4 October 2001 to 31 December 2001, Komerční banka, a. s., sustained the following relations with the Société Générale concern entities, implemented on the basis of agreements or other legal acts:

2.1. Relations under Agreements Concluded

2.1.1 Performance rendered by Komerční banka, a. s.

Name	Contractual party	Execution date	Effective date	Performance description and amount	Payment in CZK (Received)	Comments
Agreement on the amount of consideration for the use of ATM for cash withdrawal by payment cards of VISA Int.	SG, branch Prague	24/7/01	1/10/01	Agreement on the amount of consideration paid by the issuer bank to the processor bank for the use of ATM by the issuer bank's client for cash withdrawal by a payment card.	30,000	

2.1.2 Performance received by Komerční banka, a. s.

Name	Contractual party	Execution date	Effective date	Performance description and amount	Payment in CZK	Comments
Agreements on provision of management and consulting services	SG Paris	3rd and 4th quarter of 2001	3rd and 4th quarter of 2001	Support of SG's employees in specified management positions in KB, provision of consulting services in agreed areas and performance of audit in certain fields.	57,938,955	
Guarantee of KB in respect of a litigation held in Britain	SG Paris	25/7/01	25/7/01	Guarantee for litigation fees.	52,902	
Agreement on temporary secondment of employees	SG, branch Prague	19/12/01	19/12/01	Temporary secondment of SG's employees to work at KB.	931,404	
Agreement on provision of consulting services	SogéCap	10/10/01	10/10/01	Provision of consulting services in the area of insurance	1,595,396	

All the relations under these agreements were governed by conditions usual in business transactions and Komerční banka, a. s., incurred no damage as a result of these relations.

C. RELATIONS WITH COMPANIES CONTROLLED BY KOMERČNÍ BANKA, A. S., IN THE PERIOD FROM 1 JANUARY 2001 TO 31 DECEMBER 2001

1. Banking Transactions

In the above period, Komerční banka, a. s., had agreements concluded with its controlled companies, that are subject to banking secrecy:

1.1. Relations in Deposit Transactions

In the course of the above period, Komerční banka, a. s., registered 124 business transactions with 13 clients on the basis of agreements, of which 13 clients executed 108 business transactions on current accounts, 1 client executed 9 business transactions on term deposits, and 2 clients executed 7 business transactions on so-called "golden" term deposits.

Within its relations to the controlled entities, Komerční banka registers one subordinated debt, payable in 2003.

1.2. Relations in Investment Banking

Komerční banka, a. s., registers 955 business transactions on the basis of agreements with 8 clients, itemised as follows. In the past period, 12 business transactions were executed with 4 clients, performed in the same period. The remaining business transactions were executed in the course of the above period and performed either in the course of the same period or in the course of the subsequent period. Komerční banka, a. s., executed 932 business transactions with 8 clients, performed within the same period, and 11 business transactions with 4 clients, to be performed in the subsequent period. The business relations between Komerční banka, a. s., and its clients in the area of investment banking were regulated by the following agreements:

- Agreement on technical rules and business conditions pertaining to term deposits with individual interest rates
- Master agreement on financial market trading
- Master agreement on financial market trading of OPK (optic key card)

- Agreement on provision of short-term credit facilities on financial market
- Master treasury agreement on financial market trading
- Master agreement on trading of bills of exchange (bills of KBB)
- Master agreement on trading of deposit bills of exchange (deposit bills of KB)
- Master agreement on trading of financial bills of exchange
- Master agreement on trading of transferable deposit bills of exchange
- Mandate agreement on transfer of funds from a current account
- Agreement on inter-bank market

In addition to the above agreements, Komerční banka has been providing services related to assets management to two companies.

1.3. Relations in Credit Transactions

In the area of credit transactions, Komerční banka, a. s., executed:

* 23 transactions with 8 clients on the basis of agreements concluded in the preceding period, providing credits payable in the current accounting period;
* 2 transactions with 1 client on the basis of agreements concluded in the preceding period, providing credits payable in the subsequent accounting period;
* 49 transactions with 7 clients on the basis of agreements concluded in the current period, providing credits payable in the current accounting period;
* 14 transactions with 4 clients on the basis of agreements concluded in the current period, providing credits payable in the subsequent accounting period.

In total, 88 transactions were executed with 11 clients in the area of credit transactions, amounting in aggregate to CZK 8,543 million.

The structure of the credit transactions itemised by individual products is shown in the table below:

Credit product	Share of the total amount
Credits	84 %
Guarantees	9 %
Drawing accounts	7 %

The foreign currency amounts were converted according to the exchange rate published by the Czech National Bank as of 31 December 2001.

All of the above banking products were provided under standard conditions, according to the rates list of Komerční banka, a. s., taking into consideration the credibility of individual clients, within the scope of conditions usual in business. None of these transactions were carried out upon an instruction of the controlling entity.

2. Other Relations

In the above period, Komerční banka, a. s., sustained the following relations with its controlled entities, implemented in particular on the basis of agreements and other legal acts:

2.1. Relations under Agreements Concluded

2.1.1. Performance rendered by Komerční banka, a. s.

Name	Contractual party	Execution date	Effective date / expiry / performance	Performance description and amount	Payment in CZK	Comments
Agmt on lease of non-residential premises	Komerční pojišťovna, a. s.			2 856 m2	4,913,552 other related services in the amount of CZK 1,796,395 annually	60 agreements in total
License Agmt on the use of trademarks	Komerční pojišťovna, a. s.	14/12/98	14/12/98	Use of the KB logo	2,578,000	
Agmt on co-operation in the field of sale of insurance products	Komerční pojišťovna, a. s.			Distribution of KP product at the KB branches	6,281,000	Agreements according to the Insurance area
Agmt on accepting payment cards	Komerční pojišťovna, a. s.	14/3/01	14/3/01		2 to 3% of realised payments	
Four agmts on the use of safety boxes	Komerční pojišťovna, a. s.				Pursuant to Tarriff	
Agmt on the use of application SW for compatible media	Komerční pojišťovna, a. s.	15/1/96	15/1/96		Free of charge	
Agmt on connection to KB Voice Info System	Komerční pojišťovna, a. s.	8/7/98	8/7/98		Pursuant to Tarriff	
Agmt on transmission of data files by BBS system	Komerční pojišťovna, a. s.	1/3/00.	1/3/00		Pursuant to Tarriff	Payment relations
Total of lines 4 to 8					**7,153,000**	
Two mandate agmts on sale of products of IKS KB, a. s.	Investiční kapitálová společnost, a. s.	31/5/01 31/8/99	1/4/01 31/8/99 - 31/3/01	Sale of mutual fund certificates of IKS KB, a. s., through KB, a. s.	57,203,000 11,602,000	Monthly invoicing
Mandate agmt on ensuring delivery of mutual fund certificates of IKS eurobondový fund	Investiční kapitálová společnost, a. s.	3/5/01		Delivery of mutual fund certificates	47,000	
Agmt on advertising and promotion	Investiční kapitálová společnost, a. s.	18/7/01		Provision of prizes for a golf tournament	Mutual fund certificates in the value of 20,000	
License agmt on the use of trademark	Investiční kapitálová společnost, a. s.	30/11/98		Use of trademark	6,500,000	1st payment in Dec. 1998, accrued for 1998-2001, other payments in 2002-2007
Agmt on delivery of data files in BBS system payment relations on floppy discs	Investiční kapitálová společnost, a. s.	4/9/00		Delivery of data files by BBS system	Charges according to valid price list of KB, a. s.	Monthly charges by Komerční banka according to valid price list

Name	Contractual party	Execution date	Effective date / expiry / performance	Performance description and amount	Payment in CZK	Comments
Partial agmt on co-operation in telephone banking with TC Liberec	Investiční kapitálová společnost, a. s.	31/8/00		Provision of telephone centre services	620,000	Monthly invoicing
Master agmt on mutual co-operation	FACTORING, a. s.	10/11/97	10/11/97	General co-operation		Partial agreements follow
Agmt on advisory services incl. Amendments	FACTORING, a. s.	4/10/01 31/12/01 7/1/02	Indefinite period of time		458,108	Acquisitions and incentive program development
Agmt on advisory services	FACTORING, a. s.	4/10/01	4/10/01 / indefinite period of time		5,000 per business transaction	Co-operation in risk management
Agmt on advisory services	FACTORING, a. s.	7/11/01	31/12/01 / Indefinite period of time		3,828	Economic and financial consulting, accounting review
Agmts on the use of KB, a. s., safety boxes	FACTORING, a. s.	6/1/98 6/1/98 3/12/98	Indefinite period of time	3	3,828	
Agmts in the area of electronic communication with KB	FACTORING, a. s.	1997 – 2000	Indefinite period of time		According to the KB price list	
Agmt on the issue of payment cards	FACTORING, a. s.	17/12/99	17/12/99 / indefinite period of time	5	According to the KB price list	
License Agmt incl. Amendment	FACTORING, a. s.	8/12/99 19/12/00	8/12/99 / 31/12/07		3,500,000	Deals with trademark asset and fee for the use of logo
Agmt on the use and disseminate a copyright-protected work	FACTORING, a. s.	8/4/98	8/4/98 / 31/7/2092		500	Creation, use and dissemination of a work of art
Sub-lease Agmt, Prague 1, Truhlářská 18	A-TRADE, s. r. o.	16/2/01	19/2/01 – 31/3/02	51.9 m2	143,306	Annual rent, fixed utilities price of CZK 67,356/year + VAT
Agmt on lease of non-residential premises	A-TRADE, s. r. o.	16/2/01	3 - 12/01	Lease of Truhlářská 18	387,103	
Ordinary performance	A-TRADE, s. r. o.	2001	6 - 12/01	Phones at Truhlářská 18	68,613	
Agmt on Work	A-TRADE, s. r. o.		1 - 02/01	Catering for employees	15,871	
Agmt on garage parking space	A-TRADE, s. r. o.	20/7/98	1 - 02/01	Garage parking space	9,395	
Sub-lease Agmt, Prague 1, Truhlářská 18	ALL IN Real Estate Leasing, a. s.	1/5/01	1/5/01- 31/3/02	170.3 m2	470,232	Annual rent, fixed utilities price in the amount of CZK 221,016/year + VAT
Lease Agmt, Prague, Štěpánská 42	ALL IN Real estate Leasing, a. s.	5/3/99	10/3/99 – 7/5/01	1 garage parking space 523000429	4,000 monthly	Repudiated by the lessee on 23.4.01
Sub-lease Agmt, Prague 1, Truhlářská 18	ALL IN, a. s., v likvidaci	16/2/01	19/2/01 – 30/11/01	129 m2	356,194	Annual rent, fixed utilities price in the amount of CZK 167,417.00/year + VAT

Name	Contractual party	Execution date	Effective date / expiry / performance	Performance description and amount	Payment in CZK	Comments
Agmt on Work – SW application "Cesta k bydlení" (Road to your own housing)	ALL IN, a. s., v likvidaci	4/3/99	Performance until 15/3/99	SW conversion to Excel 7.0	0	
Lease Agmt	ALL IN, a. s., v likvidaci	8/2/99	8/2/99-31/1/01	Rent in Brno 1/01	17,890	
Agmt on lease of garage parking space	ALL IN, a. s., v likvidaci	24/9/99	1/10/99 – 28/2/01	Garage parking space	21,216	1-2/2001
Agmt on catering for employees	ALL IN, a. s., v likvidaci	28/1/98	1/2/98 – 28/2/01	Catering for employees	25,795	
Agmt on the use of sales network of Komerční banka	Penzijní fond KB, a. s.	30/12/94	1/1/95	Mutual co-operation of Komerční banka and PF in the area of pension additional insurance sales	9,405,000	
Agmt on provision of services on the short-term bonds market	Penzijní fond KB, a. s.	10/10/96	10/10/96	Trading with short-term bonds in compliance with the Short-term Bonds Market System Rules	0	
Agmt on the delegation of status of a pay-out point	Penzijní fond KB, a. s.	1998	1998	Delegation of power to KB to establish and operate cashier point for the disbursement of pension allowances to PF's clients	415,000	
License Agreement	Penzijní fond KB, a. s.	30/9/99	30/9/99	The purpose of the agreement is to enable PF to use trademark	6,038,000	
Settlement Agmt	ASIS, a. s.	1/9/01	31/12/01	Use of non-residential premises, furnishing of the same and rendering of related services	4,042,244	Negotiations on the additional clearance of costs
Order	ASIS, a. s.	1/9/01	31/12/01	Provision of officer cars in order to secure conduct of activities for KB	3,768,800	Not invoiced yet
Invoices	ASIS, a. s.	1/9/01	31/12/01	Invoices for miscellaneous services	37,583	Invoices for accommodation and training

Name	Contractual party	Execution date	Effective date / expiry / performance	Performance description and amount	Payment in CZK	Comments
Fees	ASIS, a. s.	1/9/01	31/12/01	Fees for the administration of account and for the issue of e-banking certificate	3,459	
Cost reimbursement	ASIS, a. s.	22/10/01		Reimbursement of travel costs	1,600	
Cost reimbursement	ASIS, a. s.	1/9/01	31/10/01	Reimbursement of paid overtime hours	191,764	
Provision of transmission networks, end terminals and related services	ASIS, a. s.		Taxable performance as of 31/12/01 – for the period of 9-12/01	Provision of transmission networks, end terminals and related services	2,000,026	KB issued invoices to ASIS
Lease of non-residential premises at Bolzanova 3, Prague 1	Reflexim, a. s.	7/01	7-12/01	Lease of 1,116 sq m in the building from 1/7/01, 1,702 sq m from 20/11/01	1,961,748	VAT exclusive
Lease of movable assets in the building at Bolzanova 3, Prague 1	Reflexim, a. s.	7/01	7-12/01	Lease of inventory in the leased premises	180,786	Vat exclusive
Services related to leased/used premises at Bolzanova 3, Prague 1	Reflexim, a. s.	7/01	7-12/01	According to services actually charged by service providers	257,616	For the time being, the price is determined according to advance payments for services pursuant to the agmt
Use-lease of non-residential premises in KB branch network	Reflexim, a. s.	11/01	7-12/01	Lease of 4,524 sq m in KB buildings in the Czech Republic	7,741,484	Prices correspond to usual prices in the region, VAT exclusive
Sale of materials, tangible assets and other items of the KB inventory.	Reflexim, a. s.	7-12/01	7-12/01		44,723	Price corresponds to the purchase prices of KB, VAT excl.
Services related to the leased/used premises	Reflexim, a. s.	7/01	7-12/01	According to actually invoiced services	102,667	
Telecommunication fees	Reflexim, a. s.	7/01	7-12/01	Payment of costs of telecom. fees	1,250,039	Price corresponding to costs incurred by KB, VAT excl.
Lease of movables in the premises of the KB branch network	Reflexim, a. s.	7/01	7-12/01	Lease of inventory	304,000	VAT excl.
Use of motor vehicles	Reflexim, a. s.	7/01	7-12/01	60 vehicles	2,649,855	VAT excl.

Name	Contractual party	Execution date	Effective date / expiry / performance	Performance description and amount	Payment in CZK	Comments
Use-lease of equipment in workshops used by Reflexim	Reflexim, a. s.	7/01	7-12/01	739 items of workshop equipment for the period of 6 months	1,552,500	VAT excl.
Repairs and maintenance of motor vehicles used by Reflexim	Reflexim, a. s.	7/01	7-12/01	57 vehicles	99,739	Price corresponding to costs incurred by KB, VAT excl.
Accident insurance of vehicles used by Reflexim and insurance against liability for damage	Reflexim, a. s.	7/01	7-12/01	57 vehicles	616,506	Price corresponding to costs incurred by KB, VAT excl.
Use-lease of parking spaces for vehicles used by Reflexim	Reflexim, a. s.	7/01	7-12/01	40 parking spaces in the CR for the period of 6 months	561,138	Prices commonly charged by KB at the location or prices KB paid to obtain or lease the premises, VAT excl.
Employee training	Reflexim, a. s.	7-12/01	7-12/01	4 employee training courses	45,900	Price corresponding to costs incurred by KB, VAT excl.
Repairs of movable things	Reflexim, a. s.	7/01	7-12/01		97,490	Price corresponding to costs incurred by KB, VAT excl.
Delivery of a certain amount of consignments of Reflexim at the costs of KB	Reflexim, a. s.	7/01	7-12/01		23,457	Price corresponding to costs incurred by KB, VAT excl.
Provision of KB data networks for the benefit of Reflexim	Reflexim, a. s.	7/01	7-12/01	Provision of a part of the Czech KB data network capacity in the Czech Republic for the period of 6 months	1,600,000	VAT excl.
Agreements on co-operation and increase of efficiency of the ATM terminals network at the individual branches of the bank	MUZO, a. s.	1998 – 2000	1/1/01-31/12/01	Installation of data network concentrator	114,157	

2.1.2. Performance received by Komerční banka, a. s.

Performance Received in Current Accounting Period

Name	Contractual party	Execution date	Effective date / expiry / performance	Performance description and amount	Payment in CZK	Comments
Agreement on co-operation no. 5005200896 – insurance against liability for damage caused by employees	Komerční pojišťovna, a. s.	17/1/00	17/1/00	Possibility to conclude an insurance policy	Paid by employees individually	
Agreement on co-operation in the provision of insurance services related to AMEXCO payment cards	Komerční pojišťovna, a. s.	22/4/98	22/4/98	Insurance premiums	10,549,686	
Agreement on co-operation in the provision of insurance services related to EC/MC and VISA payment cards	Komerční pojišťovna, a. s.	1/3/99	1/3/99	Insurance premiums	60,873,079	
Agreement on the provision of collective insurance to consumer loans provided to KB clients	Komerční pojišťovna, a. s.	27/12/00	27/12/00	Insurance premiums	5,544,934	
Industrial insurance policies	Komerční pojišťovna, a. s.				6,285,502	11 agreements, incl. POV
Insurance of property and against liability	Komerční pojišťovna, a. s.				2,100,142	Sum of contracts
Collective personnel accident insurance	Komerční pojišťovna				274,000	Sum of contracts
Purchase agreement no 14/0960/220/2001 on sale and installation of ATM NCR with night safe and SW	MUZO, a. s.	19/6/01	19/6/01-31/12/01 in 2002 in 2002	ATM NCR + basic SW Application SW technical works	USD 43,986 CZK 45,000 CZK 34,000	
Purchase agreement no. 10/0409/220/2001 on delivery of MONEYLINE payment terminals	MUZO, a. s.	11/6/01	11/6/01-31/12/01 in 2001 in 2001	Payment terminals MONEYLINE 300 pcs - software - training	EUR 342,000 CZK 930,000 CZK 900,000	
Purchase agreement no. 10/0408/220/2001 on delivery of BULL AMADEO EFT POS payment terminals	MUZO, a. s.	11/4/01	11/4/01.-31/12/01 in 2001 in 2001	Payment terminals BULL AMADEO 400 pcs - application SW - training	FRF 1,722,400 CZK 1,240,000 CZK 1,200,000	
Purchase agreement no. 10/1913/220/2001	MUZO, a. s.	24/10/01	24/10/01-31/12/01 in 2002 in 2002	payment terminals BULL AMADEO 530 pcs - application SW - activation and training	FRF 2,160,810 CZK 1,431,000 CZK 1,590,000	

Name	Contractual party	Execution date	Effective date / expiry / performance	Performance description and amount	Payment in CZK	Comments
Servicing agreement no. 12420301 on provision of service of ATM	MUZO, a. s.	25/5/01	1/4/01-31/12/01	Service of 314 cash machines	18,804,165	
Agmt on provision of services in pilot operation of Card Management System	MUZO, a. s.	1/5/01	1/5/01-31/7/01	Provision of system tools and co-operation for verification of CMS back-ups	755,000	
- Amendment no. 1		1/8/01	1/8/01-31/12/01	-dtto-	755,000	
Management agmt no. 52061514 on delivery of ATM with accessories	MUZO, a. s.	18/11/91	1/1/01-31/12/01	Technical and assembly works		
- Schedule no. 15 to Amendment no. 7		2.2.2001	6.2.-31.12. 2001		23,370	
- Schedule no. 16 to Amendment no. 7		29.5.2001	31.5.-31.12. 2001		27,015	
- Schedule no. 10 to Amendment no. 8		21.6.2001	22.6.-31.12. 2001		16,450	
- Schedule no. 11 to Amendment no. 8		30.6.2001	31.7.-31.12. 2001		22,665	
- Schedule no. 11 to Amendment no. 14		24.5.2001	25.5.-31.12. 2001		30,460	
- Schedule no. 10 to Amendment no. 15		12.6.2001	4.5.-31.12. 2001		21,450	
- Schedule no. 5 to Amendment no. 20		18.11.2001	19.11.- 31.12.		19,375	
- Schedule no. 9 to Amendment no. 24		5.10.2001	2001 18.9.-31.12.		28,855	
- Schedule no. 1 to Amendment no. 28		12.6.2001	2001 22.5.-31.12.		16,450	
- Schedule no. 6 to Amendment no. 29		2.2.2001	2001 7.3.-31.12.		16,225	
- Schedule no. 3 to Amendment no. 30		27.7.2001	2001 28.6.-31.12.		30,775	
- Schedule no. 4 to Amendment no. 30		31.10.2001	2001 1.11.-31.12.		32,125	
- Schedule no. 5 to Amendment no. 30		26.11.2001	2001 26.11.- 31.12. 2001		29,480	
Purchase agreement no. 103336 payment terminals BULL AMADEO (1,000 pcs)	MUZO, a. s.	26/6/98	1/1/01-31/12/01			
- Amendment no. 3		in 2001		Extension of Diners Club SW delivery	700	
- Amendment no. 4		in 2001		- disconnection of EFT POS	1,200	

Name	Contractual party	Execution date	Effective date / expiry / performance	Performance description and amount	Payment in CZK	Comments
Purchase agreement no. 104251 payment terminals BULL AMADEO (300 pcs) - Amendment no. 1 - Amendment no. 2	MUZO, a. s.	5/5/99 in 2001 in 2001	1/1/01-31/12/01	Extension of Diners Club SW delivery - disconnection of EFT POS	700 1,200	
Purchase agreement no. 104761 payment terminals BULL AMADEO (500 pcs) - Amendment no. 1 - Amendment no. 2	MUZO, a. s.	16/11/99 in 2001 in 2001	1/1/01-31/12/01	Extension of Diners Club SW delivery - disconnection of EFT POS	700 1,200	
Purchase agreement no. 10/1516/220/200	MUZO, a. s.	27/12/00	1/1/01.-31/12/01	Payment terminals BULL AMADEO 600 pcs Application SW Activation and training	FRF 2,446,200 CZK 1,800,000 CZK 1,860,000	
Servicing agreement no. 1/93 on service of ATM in post-guarantee period - Amendment no. 22	MUZO, a. s.	18/1/93	1/1/01-31/3/01	Cash machine service - 277 pcs	CZK 8,963,253	
Contract for work on servicing of DC 310 equipment	MUZO, a. s.	17/5/94	1/1/01-31/12/01	Service of personalisation equipment - 2 pcs	192,000	
Contract for work no. 103061	MUZO, a. s.	15/12/97	1/1/01-31/12/01	Service of EFT POS	3,996	
Contract for work on servicing of DC 9000 equipment	MUZO, a. s.	30.8.1999	1/1/01-31/12/01	Service of personalisation equipment - 1 pc	604,800	

Name	Contractual party	Execution date	Effective date / expiry / performance	Performance description and amount	Payment in CZK	Comments
Agmt no. 63/94/05/01 on authorisation of cash payments and bank transfers by payment cards	MUZO, a. s.	7.3.1994	1/1/01-31/12/01	Authorisation services - 33,119,957 transactions	154,390,898	
- Amendment no. 1/1994 - Amendment no. 2/1994 - Amendment no. 1/1996 - Amendment no. 1/1998 - Amendment no. 2/1998 - Amendment no. 1/1999 - Amendment no. 1/2000 - Amendment no. 2/2000 Amendment no. 1/2001		28/11/94 2/12/94 29/1/96 29/1/98 13/8/98 3/6/99 20/1/00 29/6/00 25/1/01		Load processing - 3,026 loads Other operatin services - 34,655 units	302,600 542,020	
Agreement on operation of domestic clearing payment card operation project	MUZO, a. s.	25/6/97	1/1/01-31/12/01	Domestic clearing	2,537,264	
- Amendment no. 1		21/9/01				
Agreement on operation of inter-bank information system FIPOK	MUZO, a. s.	12/4/94	1/1/01-31/12/01	Operation of FIPOK system	251,280	
- Amendment no. 1		22/3/95		Clarification of rules	-	
- Amendment no. 2		10/8/98		Rextension of information on cards (CARDFIPOK)	60,000	

Name	Contractual party	Execution date	Effective date / expiry / performance	Performance description and amount	Payment in CZK	Comments
Contract for work	MUZO, a. s.	3/6/98	1/1/01-31/12/01	Creation, delivery and maintenance of a set of programs for issuing and accepting payment cards (CMS)	3,705,000	
- Amendment no. 1		3/11/99	-	Other program modules	-	
- Amendment no. 2		14/6/00	-	Diner club module	-	
- Amendment no. 3		30/11/00	-	Other program modules	-	
- Amendment no. 4		21/12/01	in 2002	Other program functions	5,158,000	
- Amendment no. 5		21/12/01	in 2002	Other program functions	1,035,000	
Order and receipt	MUZO, a. s.	June 2001		Modification of the EuroTel Go application	155,000	
Order and receipt	MUZO, a. s.	2001		Consumption material for DataCard devices	84,965	
Order and receipt	MUZO, a. s.	2001		EFT POS servicing	971,509	
Order and receipt	MUZO, a. s.	2001		Repairs of cash machines above the framework of the agreement (damage by force)	122,781	
Order and receipt	MUZO, a. s.	2001		Cash machines operation training	432,000	
Order and receipt	MUZO, a. s.	2001		Re-installation of cash machines	121,890	
Order and receipt	MUZO, a. s.	2001		Consumption material for cash machines	1,209,476	
Order no. 10240000201	ALL IN, a. s., v likvidaci	26/1/01	14/2/01	Market appreciation	26,000	
Order no. 01400000401	ALL IN, a. s., v likvidaci	30/1/01	15/2/01	Market appreciation	22,000	
Order no. 17140050100	ALL IN, a. s., v likvidaci	29/12/00	4/1/01	Market appreciation	26,667	
Agreement on financial sub-lease	ALL IN Real Estate Leasing, a. s.	22/12/94	1995-2003	Leasing KB U Průhonu 37	9,367,413	Leasing instalments

Name	Contractual party	Execution date	Effective date / expiry / performance	Performance description and amount	Payment in CZK	Comments
Agreement on financial sub-lease	ALL IN Real Estate Leasing, a. s.	22/12/94	1995-2003	Leasing KB U Průhonu 38	7,267,808	Rent + advance payments for future purchase
Master agreement	ASIS, a. s.	31/8/01	31/12/01	IT services	17,308,830 per month	price for services from the 1st to the 15th day of the relevant month and advance payments for services from the 16th to the last day of the relevant month
Agreement on quantity discount	ASIS, a. s.	1/9/01 – 31/12/01		Agreement on the amount of the discount provided. The amount shall be based on the aggregate volume of performances received by the bank.	7,043,000	A 10% discount is provided for the mentioned period of time.
Master agreement	ASIS, a. s.	31/8/01	1/9/01	Non-recurring IT services	1,243,238	Non-recurring services not included in the monthly fixed payments
Installation and liquidation of PC stations	ASIS, a. s.		Taxable performance as of 31/12/01	Installation and liquidation of PC stations	558,280	
UPS installation	ASIS, a. s.		Taxable performance as of 31/12/01	UPS installation	230,584	
Branch offices delimitation	ASIS, a. s.		Taxable performance as of 31/12/01	Branch offices delimitation	366,615	
Installation – Profibanka	ASIS, a. s.			Installation – Profibanka	3,294,680	
Agreement on lease of non-residential premises	A-TRADE, s. r. o.	28/2/01	04 to 12/01	Lease – Barrnadov	44,730	
Master agreement on the provision of support services and transfer of employees	Reflexim, a. s.	29/6/01	From 1/7/01	Comprehensive services package; administration of movable and immovable assets and related support services	120,649,724	VAT incl.
License agreement	Komerční banka Bratislava, a. s.	3/12/98 amended on 22/2/00	31/12/07	Payment for logo	500,000	

Name	Contractual party	Execution date	Effective date / expiry / performance	Performance description and amount	Payment in CZK	Comments
Provision of IT services	Komerční banka Bratislava, a. s.	15/9/95		DI, Branchpower	702,000	
Lease of cars	Komerční banka Bratislava, a. s.	6/7/01	During the existence of the lease agreements		Additional invoicing of actually incurred costs	
Partial agreement on mutual co-operation	Komerční banka Bratislava, a. s.	30/9/99	For indefinite period of time	Monitoring in bankruptcy proceedings	120,000	
Agmt on future agmt on delivery and service of computer equipment	Vodní stavby	16/2/96	For indefinite period of time	Delivery of components and accessories to lap tops	20,887	As invoiced
Contract for work no. 102/98 on post-warranty period service of computer equipment	Vodní stavby	8/1/99	Until 30/4/02	Services	1,906,164	

Performance to be Received in Future Accounting Periods

Master agreement on the provision of IT services	ASIS, a. s.	1/9/01	For indefinite period of time		197,815,200	Processor shall render IT support services with respect to the branch network, within the defined extent and in the defined quality.
Installation – Profibanka	ASIS, a. a.				4,000,000	Installation of e-banking product

2.2. Performance received under other legal acts

Komerční banka, a. s., received the following performance:

Legal grounds	Payor	Performance date	Amount	Comments
Dividends	MUZO, a. s.	4/6/01	CZK 31,812,500	For the year 2000
Dividends	IKS, a. s.	29/6/01	CZK 63,750,000	For the year 2000
Dividends	KOMERCNI FINANCE, B. V.	3/8/01 23/11/01	NGL 1,000,000 NGL 243,178	
Reduction of registered capital	ALL IN, a. s.	21/12/01	CZK 59,983,000	Based on a decision of a sole shareholder (KB) dated 21/11/00

2.3 Other Legal Acts

In addition, Komerční banka, a. s., concluded agreements on reimbursement of personal expenses (26 February 2001) and on assumption of a financial obligation (31 January 2001) with IKS, a. s., spent on preparation of KB's employees prior to their engagement at IKS, a. s. The reporting entity incurred no damage as a result of these business relations.

III. CONCLUSION

The board of directors of Komerční banka, a. s., has reviewed all the relations between Komerční banka, a. s., and its interconnected entities in the course of the period from 1 January 2001 to 31 December 2001 and it has concluded that Komerční banka, a. s., incurred no damage as a result of any agreement concluded or any other legal act performed and that no measures were adopted in the interest or upon a request of the interconnected entities.

In Prague on 29 March 2002

Alexis Juan	Tomas Spurny
Chairman of the Board of Directors	Member of the Board of Directors
Komerční banka, a. s.	Komerční banka, a. s.